October 3, 2008

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

08005510

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

SEC FILE NO. 82-3850

Re: Galaxy Entertainment Group Limited
(Formerly known as K. Wah Construction Materials Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Galaxy Entertainment Group Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's Interim Report 2008, dated September 19, 2008;

(2) The Company's announcement regarding the interim results for the six months ended June 30, 2008, dated September 19, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(3) The Company's announcement regarding unusual movements in share price and trading volume, dated September 18, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

10/23

(4) The Company's announcement regarding certain information relating to the financial position of the Group, dated September 12, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(5) The Company's announcement regarding the date of board meeting, dated September 8, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(6) The Company's announcement regarding the appointments to the board, audit committee and remuneration committee, dated August 20, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(7) The Company's announcement regarding the retirement of an independent non-executive director, dated June 19, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day; and

(8) The Company's announcement regarding the certain selected unaudited key performance indicators of the Company and its subsidiaries for the first quarter ended March 31, 2008, dated May 30, 2008, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosure

cc: Galaxy Entertainment Group Limited

19063\0002\44

銀河娛樂集團有限公司
Galaxy Entertainment Group Limited

Stock Code: 27

Interim Report **2008**

Mystical Oasis
Galaxy Macau

Live the Thrill



CONTENTS

CHAIRMAN

Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc, DBA*

DEPUTY CHAIRMAN

Mr. Francis Lui Yiu Tung

EXECUTIVE DIRECTORS

Mr. Joseph Chee Ying Keung
Ms. Paddy Tang Lui Wai Yu, *JP*

NON-EXECUTIVE DIRECTORS

Dr. Moses Cheng Mo Chi, *GBS, OBE, JP*
Mr. James Ross Ancell*
Dr. William Yip Shue Lam, *LLD**
Mr. Anthony Thomas Christopher Carter
Dr. Martin Clarke
Mr. Guido Paolo Gamucci
Dr. Patrick Wong Lung Tak, *JP**

* *Independent Non-executive Directors*

AUDIT COMMITTEE

Mr. James Ross Ancell
Dr. Moses Cheng Mo Chi, *GBS, OBE, JP*
Dr. Patrick Wong Lung Tak, *JP*

REMUNERATION COMMITTEE

Mr. Francis Lui Yiu Tung
Dr. William Yip Shue Lam, *LLD*
Dr. Patrick Wong Lung Tak, *JP*

COMPANY SECRETARY

Ms. Kitty Chan Lai Kit

QUALIFIED ACCOUNTANT

Ms. Betty Chiu So Wan

INDEPENDENT AUDITOR

PricewaterhouseCoopers

REGISTERED OFFICE

Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central, Hong Kong

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

SOLICITORS

Richards Butler
Fried, Frank, Harris, Shriver & Jacobson LLP
Skadden, Arps, Slate, Meagher & Flom
Mallesons Stephen Jaques
Sá Carneiro & Pinheiro Torres
Dr Leonel Alberto Alves
Mayer Brown JSM

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

AMERICAN DEPOSITARY RECEIPTS ("ADR") DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS

http://www.galaxyentertainment.com

SHARE LISTING

The Stock Exchange of Hong Kong Limited ("SEHK")

STOCK CODE

SEHK	:	27
Bloomberg	:	27 HK
Reuters	:	0027.HK
ADR	:	GXYEY

INVESTOR RELATIONS CONTACT

Please direct enquiries to:
Investor Relations Department
Tel: (852) 3150 1111
Fax: (852) 3150 1100
Email: ir@galaxyentertainment.com

INTERIM RESULTS

The Directors of Galaxy Entertainment Group Limited (the "Company") announce the unaudited results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2008 as follows:

Financial Highlights:

- Revenue was HK$5,392 million, representing a decrease of HK$940 million over the corresponding period last year
- EBITDA was HK$356 million, representing a decrease of HK$381 million over the corresponding period last year
- Loss attributable to shareholders amounted to HK$7,432 million, representing an increase of HK$7,164 million over the corresponding period last year
- Material non-cash expenses include HK$8,166 million write-down made to the carrying value of the gaming licence, partly offset by the corresponding release of HK$944 million in deferred tax liability
- Strong balance sheet, cash and bank balances as at 30th June 2008 of HK$6,107 million

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th June 2008 (2007: nil).

REVIEW OF OPERATIONS HALF YEAR 2008

The first half 2008 experienced a slowing global economy and continued financial market instability. At a local level, visa restrictions into Macau were introduced as part of broader measures to control the growth of the gaming industry.

Galaxy has also reviewed the carrying value of its gaming licence and announced that it has taken a one-off accounting adjustment, which relates to Galaxy's Macau gaming licence. This is a non-cash item and there will be no impact on the daily operational performance of the business. The Group wrote down approximately $8 billion to the carrying value of the gaming licence. Taking into account the corresponding release of approximately $1 billion in deferred tax liability, the net amount of the write-down was approximately $7 billion. The decision was made after an independent business valuation and review of presently available indicators.

The exercise will have a material and positive impact on the consolidated profit and loss statement of the Group in future years and significantly reduce the annual amortisation of the gaming licence by approximately $0.6 billion.

After adjusting for this one-off item, the underlying business remains influenced by several external factors. These include increased competition and gaming supply in Macau as well as natural disasters in Sichuan Province and Hebei Province.

In addition, the Macau Government made a policy statement in April to conduct a comprehensive review of gaming in Macau. The key points of this policy statement included:

- Not issuing any more gaming licences in the foreseeable future

- Not accepting further land applications by gaming operators and land to be reclaimed in the future will not be used for gaming purposes

- Moratorium on applications for new tables and slot capacity at existing casinos until a full review is completed

- Introducing measures to regulate junket commissions

- Implementing a moratorium on application for "3rd party service agreement" and existing service agreements will be reviewed and may required to be amended

Galaxy welcomes this forward-looking policy statement and believes the proposed changes will be positive for the citizens of Macau, the gaming industry and Galaxy.

Galaxy remains focused on continuing to improve StarWorld and developing our Cotai project. This includes the announcement in early July of the introduction of a new Jumbo VIP facility at StarWorld and in May the signing of Banyan Tree to operate a luxury hotel/spa facility within the Galaxy Cotai project.

GROUP FINANCIAL RESULTS

Revenue and loss attributed to shareholders for the six months ended 30th June 2008 (the current period) were $5,392 million and a loss of $7,432 million respectively, as compared to revenue of $6,332 million and a loss of $268 million for the six months ended 30th June 2007, the corresponding period. The loss of $7,432 million was largely due to the one-time, non-cash write-down of approximately $7 billion in net amount.

The Group's revenue for the first quarter of 2008 was $2,719 million and for the second quarter was $2,673 million. StarWorld's revenue for the first quarter was $1,833 million, and for the second quarter was $1,675 million.

For the six months ended 30th June 2008, the Group's earnings before interest expense, taxation, depreciation and amortisation (EBITDA) was $356 million, compared to $737 million in the first half of 2007.

The Group's EBITDA for the first quarter of 2008 was $210 million and for the second quarter was $146 million. StarWorld's EBITDA for the first quarter was $183 million and for the second quarter was $112 million.

The Group's EBITDA margin for the six months was 6.6%.

The first half of 2008 has been a challenging period and financial results were primarily impacted by:

- Lower than anticipated gaming volumes as a result of increased competition
- Lower gaming hold at StarWorld
- Increased commissions to junkets

In response to the challenging business environment we are:

- Successfully implementing new revenue and cost initiatives at StarWorld and City Clubs
- Continuing to move forward with the development of Cotai which is on schedule to complete construction in mid 2009 with an opening in the third quarter
- Ensuring that Construction Materials continues to deliver solid results
- Maintaining significant cash and bank balances of $6.1 billion at 30th June 2008

The Group's accounting loss for the period was reported after:

- A net amount of approximately $7 billion one-off, non-cash write-down of the carrying value of the gaming licence
- Non-cash depreciation and amortisation charges of $703 million, including $498 million amortisation of the intangible asset arising from the acquisition of the Macau operation in 2005
- $7 million in net finance charges, after including a fair value gain of derivative under the convertible notes of $210 million

(All amounts are expressed in Hong Kong dollars unless otherwise stated)

Set out below is the segmental analysis of the Group's operating results for the six months ended 30th June 2008.

	Gaming and Entertainment $'M	Construction Materials $'M	Corporate $'M	2008 $'M	2007 $'M
Revenue	**4,590**	**802**	**—**	**5,392**	6,332
Operating (loss)/profit	**(8,616)**	**54**	**11**	**(8,551)**	56
Share of profits less losses of jointly controlled entities and associated companies	**1**	**26**	**—**	**27**	1
Depreciation and amortisation	**649**	**53**	**1**	**703**	693
Non-recurring items	**8,190**	**(25)**	**12**	**8,177**	(13)
EBITDA (excluding non-recurring items)	**224**	**108**	**24**	**356**	737
Interest income allocation	**22**	**7**	**(29)**	**—**	—
EBITDA (excluding non-recurring items and after interest income allocation)	**246**	**115**	**(5)**	**356**	737

Gaming and Entertainment Division

Overview of Macau Gaming Market

For the first six months of 2008 compared to the first six months of 2007 the overall gaming market in Macau grew by 54.6% from $36,868 million to $56,998 million.

The VIP segment grew by 62.3% or $15,236 million from $24,474 million to $39,710 million. The Mass Market also enjoyed healthy growth, growing by 34.6% from $10,862 million to $14,619 million. The Slot Market grew by an amazing 74.2% from $1,532 million to $2,669 million.

Visitor arrivals for the period recorded an 18.1% increase in growth or 2.3 million visitors from 12.6 million to 14.9 million.

Summary of Gaming Revenue and Visitor Arrivals:

	1st Half 2007 $'M/Headcount	1st Half 2008 $'M/Headcount	Variance %	Variance $'M/Headcount
Total Gaming Revenue	36,868	**56,998**	**54.6%**	**20,130**
VIP Baccarat	24,474	**39,710**	**62.3%**	**15,236**
Mass Gaming	10,862	**14,619**	**34.6%**	**3,757**
Slot Machines	1,532	**2,669**	**74.2%**	**1,137**
Visitor Arrivals	12,637,838	**14,925,604**	**18.1%**	**2,287,766**

StarWorld

Despite the increased competition in Macau, StarWorld has continued to produce creditable results. Total gaming revenue for the first half of 2008 was $3,344 million compared to $3,535 million in the first half of 2007 a decrease of 5.4%.

In the first half of 2008, StarWorld earned an EBITDA of $295 million, with an EBITDA margin of 8.4%.

Gaming results for StarWorld's three distinct gaming segments were as follows:

- VIP turnover increased by $4,088 million from $92,536 million to $96,624 million representing a 4.4% increase. The win rate was 2.7% which was on the low side but within the standard range for VIP Baccarat. VIP gaming revenue for the period was $2,582 million, compared to $2,628 million in the corresponding period.

- Mass table games revenue for the six months was $693 million. Table games drop was $4.7 billion with a win percentage of 14.7%. This compared to a slightly higher drop of $5 billion in the corresponding period and a significantly higher hold of 16.3% and revenue of $819 million. It should be noted that if you adjusted the hold rate to 16.3% for comparison purposes, reported revenue would have been $766 million.

- Slot machine revenue for the six month period was $69 million, win per unit per day was $1,000 and the average number of machines was 392.

StarWorld's non-gaming revenues for the half year were $159 million, the average room rate achieved for the period was $1,155 and StarWorld's average occupancy rate for the period was 81%.

Throughout the past six months at StarWorld, we have been actively working to reposition and upgrade StarWorld's product offering and customer appeal. These enhancements include: increased marketing into the Chinese mass market, upgrading a major VIP promoter, relocating the Jinmen premium play room to level 10, introducing a new poker room, establishing a sky casino on level 39 and fitting level 3 for the Jumbo VIP facility.

These enhancements are proving to be successful. The increased marketing into mainland China, specifically targeting the mass market, has resulted in an increased mass market drop every month this year-to-date. July produced the highest ever mass market drop on level one of StarWorld.

During the period, we significantly expanded the VIP facilities of a major VIP promoter, which has proved successful and is already delivering increased VIP turnover.

(All amounts are expressed in Hong Kong dollars unless otherwise stated)

The Jinmen premium play room was relocated to level 10 which now provides four private gaming rooms in-addition to boutique gaming facilities for our more discerning guests.

We have launched an exclusive high-end sky casino that is located on level 39 of StarWorld.

One poker room was recently added to StarWorld and, in August, StarWorld hosted the Asian Poker Tournament with a USD1.5 million prize pool.

The re-fitting of level 3 for the Jumbo VIP facility is nearly completed and is expected to open in late September 2008.

Galaxy Cotai Project

Galaxy Macau, our mega resort in Cotai, will redefine the gaming experience in Macau and set a new standard for hospitality in Asia.

Galaxy Macau, themed "Mystical Oasis", will be a distinctive resort and aimed at the discerning Asian consumers. At the heart of the development will be a unique casino in terms of architecture and surprising Asian features. This will include a retail boulevard presenting world renowned fashion and cosmetic brands, lush podium gardens, a wave pool, white sand beach, floating private villas and exclusive poolside cabanas. The white and gold façade towering over Cotai is distinctively designed to immediately capture visitor's attention.

Galaxy remains focused on the construction of area 1 of the Mega Resort project, which is scheduled for completion in 2009. This will have approximately 5 million sq.ft. of development across two towers, including three luxury hotels and a casino.

The hotel in tower one, a 5-star 1,500 room property, will be operated by Galaxy. Two additional hotels in the second tower will be managed by the Japanese luxury hotel group Okura and the world's leading resort brand, Banyan Tree, respectively. Both are due to open in late 2009.

Galaxy has a landbank in Cotai of an additional 10.2 million sq.ft. GFA for the development of areas 2, 3 and 4 of the mega resort. This ensures Galaxy has the flexibility to grow and expand as market opportunities present themselves.

Galaxy City Club Casinos

City Club casinos' total gaming revenues for the six months ended 30th June 2008 were $2.3 billion, of which $1.1 billion is recognised in Galaxy's statutory accounts due to the differing agreements with the City Club casinos' service providers.

Galaxy's City Club casinos have been operating in an increasing competitive gaming market. The older casinos of Macau, and particularly those casinos that were not purpose-built casinos, are most impacted by the increased competition.

We remind investors that Galaxy entered into the City Club agreements as a means to quickly capture market share, recruit and train staff and develop strategic long-term relationships with VIP promoters. This approach has proved to be successful and involved minimal risk to Galaxy.

As the market has evolved, and competition has increased, we have been actively managing operations and adjusting the business to current market conditions by driving operational efficiencies.

US GAAP Comparisons

In comparing Galaxy's Gaming and Entertainment Division's results to those of US corporations whose results are prepared under generally accepted accounting principles in the United States ("US GAAP"), it should be noted that gross gaming revenues, presented under US GAAP, are reduced by commissions and discount paid to players, to arrive at net gaming revenues. An adjusted EBITDA would then be calculated based on these reduced net gaming revenues, resulting in a significantly higher EBITDA margin than that calculated under Hong Kong accounting standards. Galaxy complies with Hong Kong accounting standards. If calculated under US GAAP, StarWorld's EBITDA margin would be approximately 15% for the first quarter, 11% for the second quarter and 13% for the first half of 2008.

Corporate Costs

During the six months, the Group incurred corporate costs of $132 million, offset by $76 million of interest income, reducing EBITDA by $56 million.

Construction Materials Division

The business achieved a strong performance during the period amid a challenging environment. Revenue and EBITDA rose by 10% and 12% respectively over the corresponding period last year. The strategic investments in slag and cement operations have provided a solid platform for future growth.

The demand for construction materials in Hong Kong remains robust. Continued cost reductions and improvement in operating efficiencies have provided a solid base for profit contribution. In Macau, construction projects have shown slower growth in recent months, following measures introduced to curb visitor numbers and slower approvals for development permits.

The ongoing austerity measures from the Central Government, together with increased competition and high raw material prices, have created a challenge for the market. This has resulted in reduced levels of activity in infrastructure, residential and commercial sectors. Regardless of this, our operations maintain their competitive edge and the investment strategy — to grow business in sectors with high barriers to entry and environmentally sustainable products — have been providing increased contributions to the division.

Our joint ventures for the manufacture and sale of ground granulated blast-furnace slag (GGBFS) continue to generate solid profits. GGBFS production is being expanded in Hebei and Jiansu Provinces. Together with investment opportunities in other key strategic locations under consideration, this will enable the division to capitalise on the growing market and expand capacity and distribution across the Mainland.

The cement joint ventures in Yunnan Province continue to perform well. The plant in Baoshan commenced production in January 2008 and now provides good profit contribution to the division. Construction work has commenced on a third cement plant in Shizong Qujing, Yunnan Province, and the plant is expected to commence operation in 2009. Central Government policies to develop the western region will continue to generate strong demand for cement.

First-half year's trading performance for the division has exceeded expectations. Further benefits from pricing, sales, cost control and overhead management are expected in the second-half year, together with seasonal improvements and increasing contributions from recent investments in slag and cement. The full-year outlook for the construction materials business remains positive.

Group Outlook

Galaxy remains focused on continuing to improve operational efficiencies at StarWorld and at the City Club properties. The Group is also committed to further improving and enhancing the product offering within StarWorld to ensure that the facility remains highly competitive and a preferred property of choice, for visitors to Macau. Finally the Group is working extremely hard to ensure the successful opening of Galaxy's Project in Cotai in the third quarter of 2009.

LIQUIDITY AND FINANCIAL RESOURCES

The shareholders' funds as at 30th June 2008 was $11,027 million, a decrease of approximately 40% over that as at 31st December 2007 of $18,407 million while the Group's total assets employed decreased to $22,145 million as compared to $31,761 million as at 31st December 2007. The significant decrease was mainly due to the write-down of net amount of approximately $7 billion made to the carrying value of the gaming licence.

The Group continues to maintain a strong cash position. As at 30th June 2008, total cash and bank balances were $6,107 million as compared to $8,230 million as at 31st December 2007. The Group's total indebtedness was $6,034 million as at 30th June 2008 as compared to $6,506 million as at 31st December 2007. The Group was in net cash as at 30th June 2008 and 31st December 2007.

The total indebtedness of the Group mainly comprises bank loans, guaranteed notes, convertible notes and other obligations which are largely denominated in Hong Kong Dollar and United States Dollar. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollar, United States Dollar or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollar, United States Dollar or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has engaged in the use of cross currency swaps to reduce the Group's exposure in foreign currency fluctuations, which are considered necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Leasehold land with net book values of $219 million (31st December 2007: $222 million) and bank deposits of $52 million (31st December 2007: $50 million) have been pledged to secure banking facilities.

GUARANTEES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to $535 million (31st December 2007: $627 million), of which $157 million (31st December 2007: $307 million) have been utilised.

The Group has executed guarantees in favour of a bank in respect of facilities granted to an associated company amounting to $9 million (31st December 2007: $9 million). At 30th June 2008, facilities utilised amounted to $9 million (31st December 2007: $9 million).

EMPLOYEES AND REMUNERATION POLICY

As at 30th June 2008, the Group, excluding associated companies and jointly controlled entities, employed around 7,600 employees in Hong Kong, Macau and Mainland China. Employee costs, excluding Directors' emoluments, amounted to $740 million.

Remuneratión Policy

The objective of the Group's remuneration policy is to attract, motivate and retain talented employees to achieve the Group's long-term corporate goals and objectives. To this end, the Group is committed to remunerating its employees in a manner that is market competitive, consistent with good industry practices as well as meeting the interests of shareholders.

The Group's remuneration structure for its employees comprises fixed compensation, performance-based variable incentive and long-term incentive. The overall remuneration arrangements are fair and justified, prudent and subject to regular review.

The Group operates a share option scheme for its employees. It serves to attract, motivate and retain employees to work for the Group long term and to better align the interests of the employees with the shareholders' interests.

Training and Development

The Group sees the staff as the most valuable asset, as none of our achievements would have been possible without the talents and contributions of each individual employee. We are committed to the development and growth of all employees and consider training and development a life-long process. We offer ongoing personal and professional development opportunities to employees beginning with our new hire orientation program and continuing with the delivery of training programs designed to assist our employees in achieving competency and professionalism in their jobs, and to fortify a continuous learning and improvement corporate culture.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

To the board of directors of Galaxy Entertainment Group Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 13 to 32, which comprises the condensed consolidated balance sheet of Galaxy Entertainment Group Limited (the "Company") and its subsidiaries (together the "Group") as at 30th June 2008 and the condensed consolidated profit and loss statement, the condensed consolidated cash flow statement and the condensed consolidated statement of changes in equity for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 19th September 2008

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT (UNAUDITED)

For the six months ended 30th June 2008

	Note	2008 HK$'000	2007 HK$'000
Revenue	6	**5,391,849**	6,331,969
Cost of sales	8(a)	**(4,833,180)**	(5,538,353)
Gross profit		**558,669**	793,616
Other income	8(b)	**156,959**	185,139
Impairment of gaming licence	7	**(8,166,305)**	—
Administrative expenses		**(579,565)**	(412,080)
Other operating expenses		**(521,035)**	(510,096)
Operating (loss)/profit	8(c)	**(8,551,277)**	56,579
Finance costs	9	**(7,461)**	(323,793)
Share of profits less losses of			
Jointly controlled entities		**28,138**	(918)
Associated companies		**(660)**	—
Loss before taxation		**(8,531,260)**	(268,132)
Taxation credit/(charge)	10	**940,457**	(11,684)
Loss for the period		**(7,590,803)**	(279,816)
Attributable to:			
Shareholders		**(7,432,119)**	(267,818)
Minority interests		**(158,684)**	(11,998)
		(7,590,803)	(279,816)
Interim dividend	11	**—**	—
		HK cents	HK cents
Loss per share	12		
Basic		**(188.8)**	(8.1)
Diluted		**(188.8)**	(8.1)

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

As at 30th June 2008

	Note	30th June 2008 HK$'000	31st December 2007 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**5,353,994**	4,731,187
Investment properties		**66,000**	62,500
Leasehold land and land use rights		**1,560,924**	1,580,777
Intangible assets	7	**5,865,203**	14,520,665
Jointly controlled entities		**780,391**	506,193
Associated companies		**70**	730
Derivative financial instruments		**13,444**	1,155
Other non-current assets	14	**533,778**	599,602
		14,173,804	22,002,809
Current assets			
Inventories		**95,404**	90,449
Debtors and prepayments	15	**1,441,510**	1,039,336
Amounts due from jointly controlled entities		**203,398**	339,168
Taxation recoverable		**1,494**	1,299
Other investments		**46,178**	57,768
Cash and bank balances		**6,106,707**	8,230,362
		7,894,691	9,758,382
Assets held for sale		**76,760**	—
		7,971,451	9,758,382
Total assets		**22,145,255**	31,761,191

	Note	30th June 2008 HK$'000	31st December 2007 HK$'000
EQUITY			
Share capital	16	**393,817**	393,564
Reserves		**10,632,940**	18,013,088
Shareholders' funds		**11,026,757**	18,406,652
Minority interests		**412,479**	531,791
Total equity		**11,439,236**	18,938,443
LIABILITIES			
Non-current liabilities			
Borrowings	17	**5,983,080**	6,010,571
Deferred taxation liabilities		**834,886**	1,781,500
Derivative financial instruments		**274,056**	477,531
Retentions payable		**104,574**	—
Provisions		**118,979**	135,622
		7,315,575	8,405,224
Current liabilities			
Creditors and accruals	18	**3,318,935**	3,901,630
Amount due to a jointly controlled entity		**2,207**	2,177
Current portion of borrowings	17	**50,627**	495,247
Taxation payable		**18,675**	18,470
		3,390,444	4,417,524
Total liabilities		**10,706,019**	12,822,748
Total equity and liabilities		**22,145,255**	31,761,191

For the six months ended 30th June 2008

	2008 HK$'000	2007 HK$'000
Net cash (used in)/from operating activities	**(918,127)**	981,709
Net cash used in investing activities	**(687,694)**	(557,391)
Net cash (used in)/from financing activities	**(521,592)**	46,953
Net (decrease)/increase in cash and bank balances	**(2,127,413)**	471,271
Cash and bank balances at beginning of period	**8,230,362**	5,783,197
Change in exchange rates	**3,758**	5,328
Cash and bank balances at end of period	**6,106,707**	6,259,796

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the six months ended 30th June 2008

	Share capital HK$'000	Other reserves HK$'000	Revenue reserve HK$'000	Shareholders' funds HK$'000	Minority interests HK$'000	Total HK$'000
At 31st December 2007	**393,564**	**16,892,059**	**1,121,029**	**18,406,652**	**531,791**	**18,938,443**
Change in fair value of non-current investments	**—**	**(21,135)**	**—**	**(21,135)**	**(363)**	**(21,498)**
Exchange differences	**—**	**45,818**	**—**	**45,818**	**7,843**	**53,661**
Change in fair value of cash flow hedges	**—**	**12,090**	**—**	**12,090**	**259**	**12,349**
Net gain recognised directly in equity	**—**	**36,773**	**—**	**36,773**	**7,739**	**44,512**
Injection of minority interests	**—**	**—**	**—**	**—**	**32,873**	**32,873**
Issue of shares upon exercise of share options	**253**	**417**	**—**	**670**	**—**	**670**
Fair value of share options	**—**	**14,781**	**—**	**14,781**	**—**	**14,781**
Dividend paid to minority interests	**—**	**—**	**—**	**—**	**(1,240)**	**(1,240)**
Loss for the period	**—**	**—**	**(7,432,119)**	**(7,432,119)**	**(158,684)**	**(7,590,803)**
	253	**15,198**	**(7,432,119)**	**(7,416,668)**	**(127,051)**	**(7,543,719)**
At 30th June 2008	**393,817**	**16,944,030**	**(6,311,090)**	**11,026,757**	**412,479**	**11,439,236**
At 31st December 2006	329,612	11,715,958	1,587,229	13,632,799	490,700	14,123,499
Change in fair value of non-current investments	—	22	—	22	2,335	2,357
Exchange differences	—	27,345	—	27,345	955	28,300
Change in fair value of cash flow hedges	—	(50,828)	—	(50,828)	(81)	(50,909)
Net loss recognised directly in equity	—	(23,461)	—	(23,461)	3,209	(20,252)
Issue of shares upon exercise of share options	567	22,467	—	23,034	—	23,034
Loss for the period	—	—	(267,818)	(267,818)	(11,998)	(279,816)
	567	22,467	(267,818)	(244,784)	(11,998)	(256,782)
At 30th June 2007	330,179	11,714,964	1,319,411	13,364,554	481,911	13,846,465

1. General Information

Galaxy Entertainment Group Limited (the "Company") is a limited liability company incorporated in Hong Kong and has its listing on the Main Board of The Stock Exchange of Hong Kong Limited. The address of its registered office and principal place of business is Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

The principal activities of the Company and its subsidiaries (together the "Group") are operation in casino games of chance or games of other forms, provision of hospitality and related services in Macau, and the manufacture, sale and distribution of construction materials in Hong Kong, Macau and Mainland China.

2. Basis of Preparation and Accounting Policies

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, non-current investments, financial assets and financial liabilities (including derivative financial instruments), which are carried at fair values and in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used and as described in the annual financial statements for the year ended 31st December 2007.

In 2008, the Group adopted the following new interpretation which is relevant to its operations.

HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions

The Group has assessed the impact of the adoption of this new interpretation and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies and presentation of the financial statements.

3. Financial Risk Management

All aspects of financial risk management objectives and policies of the Group are consistent with those disclosed in the annual financial statements for the year ended 31st December 2007.

4. Critical Accounting Estimates and Judgements

Estimates and judgements used are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

The estimates and assumptions applied in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31st December 2007, except for those used in the assessment of impairment as disclosed in note 7 to the interim financial information.

5. Segment Information

In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments, derivative financial instruments, taxation recoverable and cash and bank balances. Segment liabilities comprise mainly creditors, accruals and provisions and mainly exclude tax liabilities and borrowings. There are no sales or trading transaction between the business segments.

(a) Business segments

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30th June 2008				
Revenue	4,590,012	801,837	—	5,391,849
Operating (loss)/profit (Note)	(8,616,510)	54,283	10,950	(8,551,277)
Finance costs				(7,461)
Share of profits less losses of				
Jointly controlled entities	902	27,236	—	28,138
Associated companies	—	(660)	—	(660)
Loss before taxation				(8,531,260)
Taxation credit				940,457
Loss for the period				(7,590,803)
Capital expenditure	(772,842)	(10,245)	(1,032)	(784,119)
Depreciation	(130,239)	(32,183)	(1,713)	(164,135)
Amortisation	(518,358)	(20,861)	—	(539,219)
Impairment of gaming licence	(8,166,305)	—	—	(8,166,305)
Write-down of inventories	—	(804)	—	(804)

(Note) Results of the gaming and entertainment division include pre-opening expenses of HK$24,377,000 incurred for the Galaxy mega resort.

5. Segment Information (continued)

(a) Business segments (continued)

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30th June 2007				
Revenue	5,603,639	728,330	—	6,331,969
Operating (loss)/profit (Note)	(69,022)	21,770	103,831	56,579
Finance costs				(323,793)
Share of profits less losses of Jointly controlled entities	1,308	(2,226)	—	(918)
Loss before taxation				(268,132)
Taxation charge				(11,684)
Loss for the period				(279,816)
Capital expenditure	(584,047)	(4,602)	(574)	(589,223)
Depreciation	(113,308)	(41,387)	(1,039)	(155,734)
Amortisation	(515,351)	(21,909)	—	(537,260)
Impairment of property, plant and equipment	—	(9,793)	—	(9,793)
Write-down of inventories	—	(972)	—	(972)

(Note) Results of the gaming and entertainment division include pre-opening expenses of HK$9,865,000 incurred for the Galaxy mega resort.

5. Segment Information (continued)

(a) Business segments (continued)

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
As at 30th June 2008				
Segment assets	**13,258,279**	**1,839,372**	**6,267,143**	**21,364,794**
Jointly controlled entities	**3,779**	**776,612**	**—**	**780,391**
Associated companies	**—**	**70**	**—**	**70**
Total assets				**22,145,255**
Segment liabilities	**2,793,975**	**654,470**	**7,257,574**	**10,706,019**
As at 31st December 2007				
Segment assets	20,593,125	1,855,623	8,805,520	31,254,268
Jointly controlled entities	(2,595)	508,788	—	506,193
Associated companies	—	730	—	730
Total assets				31,761,191
Segment liabilities	3,153,545	586,592	9,082,611	12,822,748

(b) Geographical segments

	Revenue HK$'000	Capital expenditure HK$'000	Total assets HK$'000
Six months ended 30th June 2008			**At 30th June 2008**
Macau	**4,726,553**	**772,896**	**19,283,117**
Hong Kong	**370,311**	**7,684**	**1,146,526**
Mainland China	**294,985**	**3,539**	**1,715,612**
	5,391,849	**784,119**	**22,145,255**
Six months ended 30th June 2007			At 31st December 2007
Macau	5,734,749	584,265	24,698,271
Hong Kong	322,779	3,274	5,694,789
Mainland China	274,441	1,684	1,368,131
	6,331,969	589,223	31,761,191

6. Revenue

Revenue comprises turnover from sale of construction materials, gaming operations and hotel operations.

	2008 HK$'000	2007 HK$'000
Sales of construction materials	**801,837**	728,330
Gaming operations		
Net gaming wins	**4,365,365**	5,427,040
Contributions (Note)	**55,736**	63,199
Tips received	**10,206**	19,094
Hotel operations		
Room rental	**74,444**	59,162
Food and beverages	**37,825**	18,450
Others	**46,436**	16,694
	5,391,849	6,331,969

(Note) In respect of the operations of certain city club casinos (the "Certain City Club Casinos"), the Group entered into certain agreements (the "Agreements") with third parties for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") up to June 2022.

Under the Agreements, certain service providers (the "Service Providers") undertake for the provision of a steady flow of customers to the Certain City Club Casinos and for procuring and/or introducing customers to these casinos. The Service Providers also agree to indemnify the Group against substantially all risks arising under the leases of the premises used by these casinos; and to guarantee payments to the Group of certain operating and administrative expenses. Revenue attributable to the Group is determined by reference to various rates on the net gaming wins after special gaming tax and funds to the Macau Government. The remaining net gaming wins and revenue from gaming operations less all the relevant operating and administrative expenses belong to the Service Providers.

After analysing the risks and rewards attributable to the Group, and the Service Providers under the Agreements, revenue from the Certain City Club Casinos is recognised based on the established rates for the net gaming wins, after deduction of special gaming taxes and funds to the Macau Government, which reflect the gross inflow of economic benefits to the Group. In addition, all relevant operating and administrative expenses relating to the operations of the Certain City Club Casinos are not recognised as expenses of the Group in the financial statements.

6. Revenue (continued)

The revenue and expenses related to the gaming operations of the Certain City Club Casinos are summarised as follows:

	2008 HK$'000	2007 HK$'000
Net gaming wins	**797,595**	1,053,968
Tips received and other income	**3,164**	6,817
Interest income	**2,255**	5,495
	803,014	1,066,280
Operating expenses		
Special gaming tax and funds to the Macau Government	**(318,721)**	(423,885)
Commission and allowances to promoters	**(301,373)**	(388,641)
Employee benefit expenses	**(114,091)**	(177,389)
Other operating expenses	**(47,110)**	(42,703)
	(781,295)	(1,032,618)
Contributions from gaming operations	**21,719**	33,662
Contributions from the Service Providers	**34,017**	29,537
Contributions attributable to the Group	**55,736**	63,199

7. Intangible Assets

	Gaming licence HK$'000	Other intangible assets HK$'000	Total HK$'000
Six months ended 30th June 2008			
Net book value amount			
At 1st January 2008	**14,472,118**	**48,547**	**14,520,665**
Additions	**—**	**12,455**	**12,455**
Disposals	**—**	**(407)**	**(407)**
Amortisation	**(497,813)**	**(3,392)**	**(501,205)**
Impairment	**(8,166,305)**	**—**	**(8,166,305)**
At 30th June 2008	**5,808,000**	**57,203**	**5,865,203**
Six months ended 30th June 2007			
Net book value amount			
At 1st January 2007	15,470,478	50,008	15,520,486
Amortisation	(495,077)	(3,123)	(498,200)
At 30th June 2007	14,975,401	46,885	15,022,286

Gaming licence represents the fair value of licence acquired on the acquisition of Galaxy Casino, S.A. in 2005 and has been amortised on a straight line basis over the remaining term of the gaming licence which will expire in June 2022. Taking into account the presently available indicators and benchmarks, the Group performed an impairment assessment on the gaming licence which indicated an impairment as at 30th June 2008.

With reference to a valuation carried out by an independent professional valuer, American Appraisal China Limited, the carrying value of the gaming licence is written down by approximately HK$8 billion to the recoverable amount of HK$5.8 billion at 30th June 2008. The recoverable amount of the gaming licence has been determined based on its fair value less cost to sell which the Group considers to be higher than the value-in-use. It is calculated using the cash flow projections derived from the financial forecasts for the next three financial years in respect of a normal market participant and the cash flow projections beyond 3 years are extrapolated at a rate of 3% per annum with a discount rate of 12.5%. Other key assumptions for the fair value calculation relating to the estimated cash flows include market growth and gross margin which are estimated based on the gaming division's past performance and industry information.

Taking into account the corresponding release of approximately HK$1 billion in deferred tax liability, the net amount of write-down is approximately HK$7 billion.

8. Cost of Sales, Other Income and Operating (Loss)/Profit

		2008 HK$'000	2007 HK$'000
(a)	Cost of sales		
	Special gaming tax and funds to the Macau Government	**1,752,092**	2,162,542
	Commission and allowances to promoters	**1,676,691**	2,017,636
	Cost of inventories sold	**715,268**	677,398
	Other direct costs	**689,129**	680,777
		4,833,180	5,538,353
(b)	Other income		
	Rental income	**2,040**	1,884
	Interest income		
	Bank deposits	**79,416**	106,021
	Loan to jointly controlled entities	**5,969**	1,053
	Deferred receivable	**268**	390
	Administrative fees from gaming operations	**13,480**	14,507
	Dividend income from unlisted investments	**6,117**	2,111
	Dividend income from listed investments	**1,449**	—
	Realised and unrealised gain on listed investments	**—**	38,550
	Gain on deemed disposal of jointly controlled entities	**15,469**	—
	Gain on disposal of a subsidiary	**8,247**	—
	Gross earnings on finance lease	**5,996**	7,618
	Change in fair value of investment properties	**3,500**	—
	Others	**15,008**	13,005
		156,959	185,139
(c)	Operating (loss)/profit is stated after charging		
	Depreciation	**164,135**	155,734
	Amortisation		
	Gaming licence	**497,813**	495,077
	Computer software	**3,392**	3,123
	Overburden removal costs	**10,306**	7,646
	Quarry site improvements	**7,201**	7,565
	Quarry site development	**433**	2,668
	Leasehold land and land use rights	**20,074**	21,181
	Impairment of gaming licence	**8,166,305**	—
	Impairment of property, plant and equipment	**—**	9,793
	Loss on disposal of property, plant and equipment	**4,987**	—
	Unrealised loss on listed investment	**11,590**	—
	Write-down of inventories	**804**	972

9. Finance Costs

	2008 HK$'000	2007 HK$'000
Interest expenses		
Guaranteed fixed rate notes not wholly repayable within five years	—	144,164
Guaranteed fixed rate notes and floating rate notes wholly repayable within five years	**242,203**	108,597
Fixed rate notes wholly repayable within five years	—	71,025
Convertible notes wholly repayable within five years	**60,802**	55,195
Bank loans and overdrafts	**5,050**	17,763
Obligations under finance leases wholly payable within five years	**578**	606
Change in fair value of derivative under the convertible notes	**(210,366)**	(25,038)
Net gain from cross-currency swap contracts for hedging	**(8,336)**	(17,886)
Other borrowing costs	**7,530**	10,297
	97,461	364,723
Amount capitalised in assets under construction	**(90,000)**	(40,930)
	7,461	323,793

10. Taxation (Credit)/Charge

	2008 HK$'000	2007 HK$'000
Current taxation		
Hong Kong profits tax	**2,978**	10,752
Mainland China income tax	**2,605**	628
Macau complementary tax	**574**	1,714
Deferred taxation	**(946,614)**	(1,410)
Taxation (credit)/charge	**(940,457)**	11,684

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits for the period after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

11. Interim Dividend

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th June 2008 (2007: nil).

12. Loss Per Share

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$7,432,119,000 (2007: HK$267,818,000) and the weighted average of 3,936,383,043 shares (2007: 3,298,518,135 shares) in issue during the period.

The diluted loss per share for 2008 and 2007 equals to the basic loss per share since the exercise of the outstanding share options or conversion of convertible notes would not have a dilutive effect on the loss per share.

13. Capital Expenditure

For the six months ended 30th June 2008, the Group incurred HK$781.5 million (2007: HK$584.8 million) on property, plant and equipment and HK$2.6 million on intangible assets and deferred expenditure (2007: HK$4.4 million). The Group has disposed of property, plant and equipment with a net book amount of HK$8.8 million (2007: HK$1.8 million).

14. Other Non-Current Assets

	30th June 2008 HK$'000	31st December 2007 HK$'000
Non-current investments	**234,190**	256,257
Finance lease receivable	**109,449**	137,438
Deferred expenditure		
Overburden removal costs	**44,398**	51,538
Quarry site development	**15,742**	15,867
Quarry site improvements	**73,382**	83,675
Deferred receivable	**4,171**	4,827
Restricted bank deposits	**52,446**	50,000
	533,778	599,602

15. Debtors and Prepayments

	30th June 2008 HK$'000	31st December 2007 HK$'000
Trade debtors, net of provision	**655,285**	616,574
Other debtors	**667,352**	348,254
Amount due from an associated company	**10,186**	5,166
Prepayments	**63,369**	32,948
Current portion of finance lease receivable	**45,318**	36,394
	1,441,510	1,039,336

Trade debtors mainly arise from the sale of construction materials. The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and Macau and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of trade debtors of the Group based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	30th June 2008 HK$'000	31st December 2007 HK$'000
Within one month	**142,390**	160,066
Two to three months	**206,143**	178,714
Four to six months	**89,906**	118,994
Over six months	**216,846**	158,800
	655,285	616,574

16. Share Capital

	Ordinary shares of HK$0.10 each	HK$'000
Authorised:		
At 30th June 2007	6,888,000,000	688,800
Addition	2,112,000,000	211,200
At 31st December 2007 and 30th June 2008	**9,000,000,000**	**900,000**
Issued and fully paid:		
At 1st January 2007	3,296,117,361	329,612
Exercise of share options	5,674,000	567
At 30th June 2007	3,301,791,361	330,179
Issue of new shares	630,188,000	63,019
Exercise of share options	3,660,000	366
At 31st December 2007	3,935,639,361	393,564
Exercise of share options	2,530,000	253
At 30th June 2008	**3,938,169,361**	**393,817**

16. Share Capital (continued)

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected qualifying grantees. During the period, 51,458,000 new options were granted (2007: nil) and options for 2,530,000 shares (2007: 6,174,000 shares) were exercised and 4,084,000 options (2007: nil) lapsed. At 30th June 2008, outstanding options granted under the scheme are as follows:

Exercise period	Exercise price per share HK$	Number of share options 30th June 2008	31st December 2007
Directors			
20th May 1999 to 19th May 2008	0.5333	—	2,500,000
30th December 2000 to 29th December 2009	0.5216	**3,400,000**	3,400,000
1st March 2004 to 28th February 2013	0.5140	**3,870,000**	3,980,000
22nd October 2005 to 21st October 2011	4.5900	**14,200,000**	14,200,000
22nd October 2006 to 21st October 2011	4.5900	**2,340,000**	2,860,000
17th January 2010 to 16th January 2014	6.9720	**2,612,500**	—
17th January 2011 to 16th January 2014	6.9720	**2,612,500**	—
17th January 2012 to 16th January 2014	6.9720	**5,225,000**	—
Employees and others			
1st March 2004 to 28th February 2013	0.5140	**110,000**	—
22nd October 2005 to 21st October 2011	4.5900	**9,400,000**	9,400,000
22nd October 2006 to 21st October 2011	4.5900	**2,316,000**	1,878,000
17th January 2010 to 16th January 2014	6.9720	**9,244,000**	—
17th January 2011 to 16th January 2014	6.9720	**9,244,000**	—
17th January 2012 to 16th January 2014	6.9720	**18,488,000**	—
		83,062,000	38,218,000

17. Borrowings

	30th June 2008 HK$'000	31st December 2007 HK$'000
Bank loans		
Secured	**24,220**	178,700
Unsecured	**44,277**	432,597
	68,497	611,297
Other borrowings		
Guaranteed notes	**4,577,499**	4,565,617
Convertible notes	**1,381,327**	1,320,525
Bank loans and other borrowings	**6,027,323**	6,497,439
Obligations under finance leases	**6,384**	8,379
Total borrowings	**6,033,707**	6,505,818
Current portion included in current liabilities	**(50,627)**	(495,247)
	5,983,080	6,010,571

18. Creditors and Accruals

	30th June 2008 HK$'000	31st December 2007 HK$'000
Trade creditors	**949,800**	1,038,002
Other creditors	**717,478**	678,030
Chips issued	**913,643**	1,322,394
Loans from minority interests	**85,207**	89,672
Accrued operating expenses	**604,300**	765,649
Deposits received	**48,507**	7,883
	3,318,935	3,901,630

18. Creditors and Accruals (continued)

The aging analysis of trade creditors of the Group based on the invoice dates is as follows:

	30th June 2008 HK$'000	31st December 2007 HK$'000
Within one month	**504,084**	608,429
Two to three months	**67,882**	86,894
Four to six months	**22,560**	43,952
Over six months	**355,274**	298,727
	949,800	1,038,002

19. Capital Commitments

	30th June 2008 HK$'000	31st December 2007 HK$'000
Contracted but not provided for	**2,177,376**	2,519,750
Authorised but not contracted for	**6,013,762**	3,866,781

Directors' Interests in Securities and Share Options

At 30th June 2008, the interests of each Director in the shares, underlying shares and debentures of the Company, and the details of any right to subscribe for shares of the Company and of the exercise of such rights, as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Shares (including underlying shares)

	Number of Shares (including underlying shares)					
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Issued Share Capital
Lui Che Woo	20,637,632	2,181,518	395,362,426(1)	2,579,829,485(2)	2,998,011,061	76.13
Francis Lui Yiu Tung	16,498,896	—	440,119,661(3)	2,541,392,504(2)	2,998,011,061	76.13
Joseph Chee Ying Keung	2,720,000	—	—	—	2,720,000	0.07
Paddy Tang Lui Wai Yu	10,939,722	—	—	2,987,071,339(2)	2,998,011,061	76.13
Moses Cheng Mo Chi	500,000	—	—	—	500,000	0.01
James Ross Ancell	250,000	—	—	—	250,000	0.01
William Yip Shue Lam	250,000	—	—	—	250,000	0.01
Anthony Thomas Christopher Carter	2,800,000	—	—	—	2,800,000	0.07
Martin Clarke	—	—	—	—	—	—
Guido Paolo Gamucci	—	—	—	—	—	—

Notes:

(1) 80,387,837 shares, 305,401 shares, 106,716,107 shares, 162,484,047 shares, 13,308,179 shares, 9,660,855 shares and 22,500,000 shares in the Company were respectively held by Best Chance Investments Ltd., Po Kay Securities & Shares Company Limited, Super Focus Company Limited, Sutimar Enterprises Limited, Premium Capital Profits Limited, Mark Liaision Limited and Favor Right Investments Limited, all controlled by Dr. Lui Che Woo.

(2) A discretionary family trust established by Dr. Lui Che Woo as founder was interested in 1,313,887,206 shares in the Company. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trust, are deemed to have an interest in those shares in which the trust has an interest.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu are, among others, parties to certain arrangements to which Section 317 of the SFO applies and each of them is deemed, for the purpose of the disclosure requirements in Part XV of the SFO, to be interested in any shares in the Company held by the other parties to such arrangements for so long as such arrangements are in place. The deemed interests pursuant to these arrangements of Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu were 1,265,942,279 shares, 1,227,505,298 shares and 1,673,184,133 shares in the Company respectively.

(3) 114,504,039 shares in the Company were held by Recurrent Profits Limited which is controlled by Mr. Francis Lui Yiu Tung. Top Notch Opportunities Limited ("Top Notch") was interested in 231,615,731 underlying shares of the Company. Kentlake International Investments Limited ("Kentlake") was interested in 60,000,000 shares in the Company and 33,999,891 underlying shares of the Company. Both Kentlake and Top Notch are controlled by Mr. Francis Lui Yiu Tung.

(b) Share Options

The particulars of the movements in the options held by each of the Directors, the employees of the Company in aggregate and other participants granted under the Share Option Scheme (adopted on 30th May 2002) or under any other share option schemes of the Company during the six months ended 30th June 2008 were as follows:

		Number of Options						
Name	Date of grant	Held at 1st January 2008	Granted during the period	Exercised during the period	Lapsed during the period	Held at 30th June 2008	Exercise price	Exercise period
Lui Che Woo	20th May 1998	1,500,000	–	1,500,000[1]	–	–	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	–	–	–	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	–	–	–	2,000,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	2,700,000	–	–	–	2,700,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	590,000	–	–	–	590,000	4.5900	22nd Oct 2006 – 21st Oct 2011
	17th Jan 2008	–	862,500	–	–	862,500	6.9720	17th Jan 2010 – 16th Jan 2014
	17th Jan 2008	–	862,500	–	–	862,500	6.9720	17th Jan 2011 – 16th Jan 2014
	17th Jan 2008	–	1,725,000	–	–	1,725,000	6.9720	17th Jan 2012 – 16th Jan 2014
Francis Lui Yiu Tung	20th May 1998	1,000,000	–	1,000,000[1]	–	–	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	–	–	–	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,870,000	–	–	–	1,870,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	6,000,000	–	–	–	6,000,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	580,000	–	–	–	580,000	4.5900	22nd Oct 2006 – 21st Oct 2011
	17th Jan 2008	–	1,250,000	–	–	1,250,000	6.9720	17th Jan 2010 – 16th Jan 2014
	17th Jan 2008	–	1,250,000	–	–	1,250,000	6.9720	17th Jan 2011 – 16th Jan 2014
	17th Jan 2008	–	2,500,000	–	–	2,500,000	6.9720	17th Jan 2012 – 16th Jan 2014
Joseph Chee Ying Keung	21st Oct 2005	270,000	–	–	–	270,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Paddy Tang Lui Wai Yu	21st Oct 2005	3,000,000	–	–	–	3,000,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	400,000	–	–	–	400,000	4.5900	22nd Oct 2006 – 21st Oct 2011
	17th Jan 2008	–	500,000	–	–	500,000	6.9720	17th Jan 2010 – 16th Jan 2014
	17th Jan 2008	–	500,000	–	–	500,000	6.9720	17th Jan 2011 – 16th Jan 2014
	17th Jan 2008	–	1,000,000	–	–	1,000,000	6.9720	17th Jan 2012 – 16th Jan 2014
Moses Cheng Mo Chi	–	–	–	–	–	–	–	–
James Ross Ancell	21st Oct 2005	250,000	–	–	–	250,000	4.5900	22nd Oct 2006 – 21st Oct 2011
William Yip Shue Lam	21st Oct 2005	250,000	–	–	–	250,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Anthony Thomas Christopher Carter	21st Oct 2005	2,500,000	–	–	–	2,500,000	4.5900	22nd Oct 2005 – 21st Oct 2011
Martin Clarke	–	–	–	–	–	–	–	–
Guido Paolo Gamucci	–	–	–	–	–	–	–	–

		Number of Options						
Name	Date of grant	Held at 1st January 2008	Granted during the period	Exercised during the period	Lapsed during the period	Held at 30th June 2008	Exercise price HK$	Exercise period
Employees (in aggregate)	28th Feb 2003	'110,000	—	—	—	110,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	5,900,000	—	—	—	5,900,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	*2,148,000	—	30,000(c)	52,000	2,066,000	4.5900	22nd Oct 2006 – 21st Oct 2011
	17th Jan 2008	—	10,252,000	—	1,008,000	9,244,000	6.9720	17th Jan 2010 – 16th Jan 2014
	17th Jan 2008	—	10,252,000	—	1,008,000	9,244,000	6.9720	17th Jan 2011 – 16th Jan 2014
	17th Jan 2008	—	20,504,000	—	2,016,000	18,488,000	6.9720	17th Jan 2012 – 16th Jan 2014
Others	21st Oct 2005	3,500,000	—	—	—	3,500,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	•250,000	—	—	—	250,000	4.5900	22nd Oct 2006 – 21st Oct 2011

' on reclassification of share options held by Mr. Chan Kai Nang under "Directors" to "Employees" following his retirement as a director of the Company during the period.

* on reclassification of 270,000 share options held by Mr. Chan Kai Nang under "Directors" to "Employees".

• on reclassification of share options held by Dr. Charles Cheung Wai Bun under "Directors" to "Others" following his retirement as a director of the Company during the period.

Notes:

(a) The weighted average closing price of the Company's shares immediately before the date on which the options were exercised during the period was HK$5.10.

(b) The weighted average closing price of the Company's shares immediately before the date on which the options were exercised during the period was HK$5.55.

(c) The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$5.38.

The vesting periods for the above options are the periods from the respective dates of grant to the respective commencement dates of the exercise periods of the options as disclosed above. The consideration paid by each grantee for each grant of options was HK$1.00.

Save as disclosed, no options were granted, lapsed or cancelled during the period.

The fair value of the options granted during the period is estimated at HK$1.87 per option based on the Black-Scholes valuation model. The significant inputs into the model were share price of HK$6.60 at the date of grant, exercise price of HK$6.972, standard deviation of expected share price returns of 39%, expected life of options of 4 to 6 years, expected dividend paid out rate of 2% and annual risk-free interest rate of 2.2% to 2.4%. The volatility measured at the standard deviation of expected share price returns is based on the historical share price movement of the Company in the past two years prior to the date of grant. Changes in the subjective input assumptions could materially affect the fair value estimate.

The closing price of the Company's shares immediately before the date on which the share options were granted during the period was HK$6.59.

All the interests stated above represent long positions.

Save as disclosed above, as at 30th June 2008, none of the Directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial Shareholders' Interests

At 30th June 2008, the interests or short positions of every person (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

Name	Number of Shares (Long Position)	Percentage of Issued Share Capital	Number of Shares (Short Position)	Percentage of Issued Share Capital
Brightwealth Investments Limited	265,615,622	6.74	265,615,622	6.74
City Lion Profits Corp.	2,991,142,061[1]	75.95	—	—
Davos Investment Holdings Private Limited	265,615,622	6.74	265,615,622	6.74
ENB Topco 2 S.àr.l	2,998,011,061[1,3]	76.13	—	—
Galaxy Entertainment Group Limited	2,991,142,061[1]	75.95	—	—
Guoco Group Limited	265,615,622	6.74	265,615,622	6.74
Guoline Capital Assets Limited	265,615,622	6.74	265,615,622	6.74
Guoline Overseas Limited	265,615,622	6.74	265,615,622	6.74
HL Holdings Sdn Bhd	265,615,622	6.74	265,615,622	6.74
Hong Leong Company (Malaysia) Berhad	265,615,622	6.74	265,615,622	6.74
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	6.74	265,615,622	6.74
HSBC International Trustee Limited	1,313,887,206[2]	33.36	—	—
Kwek Leng Kee	265,615,622	6.74	265,615,622	6.74
Mark Liaison Limited	2,991,142,061[1]	75.95	—	—
Permira Holdings Limited	2,998,011,061[1,4]	76.13	—	—
Premium Capital Profits Limited	2,991,142,061[1]	75.95	—	—
Recurrent Profits Limited	2,991,142,061[1]	75.95	—	—
Quek Leng Chan	265,615,622	6.74	265,615,622	6.74
Super Focus Company Limited	2,991,142,061[1]	75.95	—	—
Top Notch Opportunities Limited	231,615,731	5.88	—	—

Notes:

(1) City Lion Profits Corp., ENB Topco 2 S.àr.l, Galaxy Entertainment Group Limited, Mark Liaison Limited, Permira Holdings Limited, Premium Capital Profits Limited, Recurrent Profits Limited and Super Focus Company Limited are, among others, parties to certain arrangements to which Section 317 of the SFO applies and each of them is deemed, for the purpose of the disclosure requirements in Part XV of the SFO, to be interested in any shares in the Company held by the other parties to such arrangements for so long as such arrangements are in place. Their deemed interests pursuant to these arrangements were 1,677,254,855 shares, 2,355,292,478 shares, 2,991,142,061 shares, 2,981,481,206 shares, 2,199,627,061 shares, 2,977,833,882 shares, 2,876,638,022 shares and 2,721,941,907 shares in the Company respectively.

(2) HSBC International Trustee Limited is the trustee of a discretionary family trust established by Dr. Lui Che Woo as founder, which was interested in 1,313,887,206 shares in the Company.

(3) ENB Topco 2 S.àr.l is deemed to have an interest in the shares in the Company as a result of the direct holding of the shares by ENB Lux 2 S.àr.l, its wholly-owned subsidiary.

(4) Permira Holdings Limited is deemed to have an interest in the shares in the Company in its capacity as the holding company of the general partner and manager of the funds which control the companies holding the shares.

There was duplication of interests of:

(i) 1,313,887,206 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu, City Lion Profits Corp. and HSBC International Trustee Limited;

(ii) 9,660,855 shares in the Company between Dr. Lui Che Woo and Mark Liaison Limited;

(iii) 13,308,179 shares in the Company between Dr. Lui Che Woo and Premium Capital Profits Limited;

(iv) 269,200,154 shares in the Company between Dr. Lui Che Woo and Super Focus Company Limited;

(v) 114,504,039 shares in the Company between Mr. Francis Lui Yiu Tung and Recurrent Profits Limited;

(vi) 231,615,731 underlying shares of the Company between Mr. Francis Lui Yiu Tung and Top Notch Opportunities Limited;

(vii) 265,615,622 shares in the Company (both long and short positions) between Brightwealth Investments Limited, Davos Investment Holdings Private Limited, Guoco Group Limited, Guoline Capital Assets Limited, Guoline Overseas Limited, HL Holdings Sdn Bhd, Hong Leong Company (Malaysia) Berhad, Hong Leong Investment Holdings Pte. Ltd., Mr. Kwek Leng Kee and Mr. Quek Leng Chan;

(viii) 642,718,583 shares in the Company between Permira Holdings Limited and ENB Topco 2 S.àr.l.; and

(ix) apart from the above, duplication of interests also existed among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu, City Lion Profits Corp., ENB Topco 2 S.àr.l, Galaxy Entertainment Group Limited, Mark Liaison Limited, Permira Holdings Limited, Premium Capital Profits Limited, Recurrent Profits Limited and Super Focus Company Limited, which are parties to certain arrangements to which Section 317 of the SFO applies. As a result, each of them is deemed, for the purpose of the disclosure requirements in Part XV of the SFO, to be interested in any shares in the Company held by the other parties to such arrangements for so long as such arrangements are in place. Their interests were duplicated to the extent as disclosed in the relevant notes above.

Save as disclosed above, as at 30th June 2008, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares of the Company which are required to be recorded in the register required to be kept under section 336 of the SFO.

Dealings in Listed Securities

The Company has not redeemed any of its shares or listed debt securities during the six months ended 30th June 2008. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares or listed debt securities during the six months ended 30th June 2008.

Review of Interim Results

The Group's interim results for the six months ended 30th June 2008 have been reviewed by the Audit Committee of the Company and by the Company's Auditor, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

Code of Conduct for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as its code of conduct for securities transactions by Directors. The Company, having made specific enquiry of all Directors, confirms that our Directors have complied with the required standard set out in the Model Code and the Company's own code throughout the six months ended 30th June 2008.

Corporate Governance

Throughout the six months ended 30th June 2008, the Company has complied with the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules, except code provision A.4.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation in accordance with the Articles of Association of the Company and the Group is best served by not requiring the Chairman to retire by rotation as his continuity in office is of considerable benefit to and his leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company.

Changes in the Board

Mr. Chan Kai Nang retired as an executive Director of the Company with effect from 1st May 2008 and Dr. Charles Cheung Wai Bun retired by rotation as an independent non-executive Director of the Company at the Annual General Meeting held on 19th June 2008. The Board extends its gratitude to Mr. Chan and Dr. Cheung for their valuable efforts and contributions to the Group during their terms of appointment.

The Board welcomes the appointment of Dr. Patrick Wong Lung Tak as an independent non-executive Director of the Company with effect from 20th August 2008 bringing substantial valuable experience to the Group.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 19th September 2008

銀河娛樂集團有限公司

Galaxy Entertainment Group Limited

股份代號：27

2008 中期報告

神秘的綠洲

銀河渡假城

盡享無限刺激

目錄

主席

呂志和博士，*GBS，MBE，太平紳士，LLD，DSSc，DBA*

副主席

呂耀東先生

執行董事

徐應強先生
鄧呂慧瑜女士，*太平紳士*

非執行董事

鄭慕智博士，*GBS，OBE，太平紳士*
顏志宏先生*
葉樹林博士，*LLD**
唐家達先生
Martin Clarke博士
Guido Paolo Gamucci先生
黃龍德博士，*太平紳士**

* *獨立非執行董事*

審核委員會

顏志宏先生
鄭慕智博士，*GBS，OBE，太平紳士*
黃龍德博士，*太平紳士*

薪酬委員會

呂耀東先生
葉樹林博士，*LLD*
黃龍德博士，*太平紳士*

公司秘書

陳麗潔女士

合資格會計師

趙綮雲女士

獨立核數師

羅兵咸永道會計師事務所

註冊辦事處

香港中環夏慤道10號
和記大廈十六樓一六零六室

主要往來銀行

香港上海匯豐銀行有限公司

律師

齊伯禮律師行
法朗克律師行
世達國際律師事務所
萬盛國際律師事務所
洛圖律師樓暨私人公證員
歐安利大律師暨公證員
孖士打律師行

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二室至一七一六室

美國預託證券存管處

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網頁地址

http://www.galaxyentertainment.com

股份上市

香港聯合交易所有限公司(「聯交所」)

股份編號

聯交所	:	27
彭博資訊	:	27 HK
路透社	:	0027.HK
美國預託證券	:	GXYEY

投資者關係聯絡

如有查詢歡迎聯絡：
投資關係部
電話：(852) 3150 1111
傳真：(852) 3150 1100
電郵：ir@galaxyentertainment.com

中期業績

銀河娛樂集團有限公司(「本公司」)之董事宣佈本公司及其附屬公司(統稱為「本集團」)截至二零零八年六月三十日止六個月之未經審核業績如下：

財務摘要：

- 收益為53.92億港元，較去年同期減少9.4億港元
- EBITDA為3.56億港元，較去年同期減少3.81億港元
- 股東應佔虧損為74.32億港元，較去年同期增加71.64億港元
- 重大非現金支出包括博彩牌照的賬面值減值81.66億港元，部份被遞延税項負債的相應撥回9.44億港元抵銷
- 財政穩健，於二零零八年六月三十日之現金和銀行結餘為61.07億港元

中期股息

董事會議決於截至二零零八年六月三十日止六個月不宣派任何中期股息(二零零七年：無)。

二零零八年上半年業務回顧

於二零零八年上半年，全球經濟放緩，金融市場持續不穩定。本地方面，內地收緊到澳門旅遊之自由行政策，作為控制博彩業增長的部分進一步措施。

銀河已評定其博彩牌照的賬面值，並公佈已就銀河澳門的博彩牌照作出一次性會計調整。此乃非現金項目，並將不會影響業務的日常營運業績。本集團已將博彩牌照的賬面值作出約80億元減值，計入遞延税項負債的相應撥回約10億元後，減值淨額約為70億元。該決定乃本集團經進行獨立商業估值並審閱現有顯示的指標後所作出。

此項調整將對本集團未來年份的綜合損益表構成重大及有利的影響，並將大幅減低博彩牌照年度攤銷約6億元。

經該一次性調整後，相關業務仍受多項外在因素影響。該等因素包括澳門競爭日益劇烈及博彩產品供應增加，以及四川省及河北省發生天災。

此外，澳門政府於四月發出政策，就澳門的博彩業進行全面檢討。有關政策之要點包括：

- 在可見將來不會發出額外的博彩牌照
- 不接受博彩營運商進一步土地申請，而未來新填海土地亦不會作博彩用途
- 暫停批准現有娛樂場增加博彩桌及角子機數目的申請，直至全面檢討完成為止
- 推出措施控制博彩中介人的佣金
- 暫停批准「三方服務合約」的申請，並將就現有的服務合約作出檢討及可能需要作出修訂

銀河歡迎這前瞻性的政策，並相信該等建議轉變將對澳門市民、博彩業及銀河產生正面影響。

銀河繼續致力提升星際酒店及發展其路氹項目，包括於七月初公佈在星際酒店推出全新超級大型貴賓廳設施，及於五月與悅榕控股有限公司（Banyan Tree Holdings Limited）就銀河路氹項目一間豪華酒店／水療設施之營運達成協議。

集團財務業績

截至二零零八年六月三十日止六個月（本期），收益及股東應佔虧損分別為53.92億元及虧損74.32億元，而截至二零零七年六月三十日止六個月（去年同期）分別為收益63.32億元及虧損2.68億元。虧損74.32億元主要由於一次性非現金減值淨額約70億元。

本集團二零零八年首季收益為27.19億元，次季為26.73億元。星際酒店首季收益為18.33億元，次季為16.75億元。

截至二零零八年六月三十日止六個月，集團除利息、税項、折舊及攤銷前盈利（「EBITDA」）為3.56億元，而去年同期則為7.37億元。

本集團二零零八年首季EBITDA為2.1億元，次季為1.46億元。星際酒店首季EBITDA為1.83億元，次季為1.12億元。

本集團在本期六個月之EBITDA利潤率為6.6%。

二零零八年上半年期間充滿挑戰，而財務業績主要受以下影響：

- 競爭日益激烈，導致博彩投注額低於預期
- 星際酒店的博彩淨贏率下跌
- 支付予中介人之佣金增加

面對充滿挑戰的營運環境，我們已：

- 成功於星際酒店及城市娛樂會推行新設開源節流措施
- 繼續發展路氹項目，工程現正如期進行，並將於二零零九年年中落成及於第三季開業
- 確保建築材料分部繼續取得穩健業績
- 繼續持有充裕的現金，於二零零八年六月三十日之現金和銀行結餘為61億元

本集團期內於扣除下列各項後錄得會計虧損：

- 博彩牌照賬面值一次性及非現金減值淨額約70億元
- 非現金之折舊及攤銷7.03億元，包括因二零零五年收購澳門業務而產生之無形資產攤銷4.98億元
- 財務費用700萬元，已計入可換股票據中之衍生部份公平值變動收益2.1億元

本集團截至二零零八年六月三十日止六個月之分部營運業績分析載列如下。

	博彩及娛樂 百萬元	建築材料 百萬元	中央 百萬元	二零零八年 百萬元	[redacted]
收益	4,590	802	–	5,392	6,332
經營(虧損)／溢利	(8,616)	54	11	(8,551)	56
共同控制實體及聯營公司應佔溢利減虧損	1	26	–	27	1
折舊及攤銷	649	53	1	703	693
非經常項目	8,190	(25)	12	8,177	(13)
EBITDA(不包括非經常項目)	224	108	24	356	737
利息收入分配	22	7	(29)	–	–
EBITDA(不包括非經常項目及經利息收入分配後)	246	115	(5)	356	737

博彩及娛樂業務部門

澳門博彩市場概覽

澳門整體市場的博彩收益由二零零七年首六個月的368.68億元增加54.6%至二零零八年首六個月的569.98億元。

貴賓廳博彩收益由244.74億元增加152.36億元至397.1億元，升幅62.3%。中場博彩收益亦錄得健康增長，由108.62億元增加34.6%至146.19億元。角子機市場增長驚人，博彩收益由15.32億元增加74.2%至26.69億元。

期內入境旅客由1,260萬人次增加230萬人次至1,490萬人次，升幅18.1%。

博彩收益及入境旅客概要：

	[illegible]	二零零八年上半年 百萬元／人次	增長 百分比	 百萬元／人次
博彩收益總額	36,868	**56,998**	**54.6%**	**20,130**
貴賓廳百家樂	24,474	**39,710**	**62.3%**	**15,236**
中場	10,862	**14,619**	**34.6%**	**3,757**
角子機	1,532	**2,669**	**74.2%**	**1,137**
入境旅客	12,637,838	**14,925,604**	**18.1%**	**2,287,766**

星際酒店

雖然澳門的競爭日漸激烈，星際酒店仍繼續錄得可觀的業績。二零零八年上半年的博彩收益總額為33.44億元，較二零零七年上半年的35.35億元下降5.4%。

於二零零八年上半年，星際酒店的EBITDA為2.95億元，EBITDA利潤率為8.4%。

星際酒店博彩業務之三個不同分部之業績如下：

- 貴賓廳轉碼數由925.36億元增加40.88億元至966.24億元，升幅4.4%。淨贏率為2.7%，雖然該淨贏率較低，但仍處於貴賓廳百家樂的標準水平之內。期內的貴賓廳博彩收益為25.82億元，而去年同期的貴賓廳博彩收益則為26.28億元。

- 於本期六個月內，中場博彩收益為6.93億元。總投注額為47億元，淨贏率為14.7%。去年同期總投注額則稍高為50億元，而淨贏率及收益則顯著較高為16.3%及8.19億元。若把淨贏率調整至16.3%作比較用途，本期錄得之收益將為7.66億元。

- 於本期六個月內，角子機之博彩收益為6,900萬元，每台角子機每日贏款平均為1,000元，而角子機之平均數目則為392台。

本期半年內星際酒店非博彩收益為1.59億元，本期平均每日房租達1,155元，而本期六個月星際酒店平均入住率則為81%。

於過去六個月期間，我們積極為星際酒店重新定位，並提升星際酒店提供的產品及其吸引顧客的能力。該等改革包括：加強對華人中場市場進行推廣、提升一個主要貴賓廳中介人、轉移金門尊尚會至十樓、開設一間撲克房、於三十九樓設立天際娛樂場及於三樓改建超級大型貴賓廳設施。

該等改革逐漸成功。在中國內地增加市場推廣，特別針對中場市場，到目前為止，今年的中場投注額均錄得每月上升，而星際酒店一樓於七月份更錄得歷來最高的中場投注額。

於本期間，我們就一個主要的貴賓廳中介人的貴賓廳設施進行大型擴充工程，成績甚為理想，並開始錄得更高的貴賓廳轉碼數。

金門尊尚會已遷至十樓，目前為我們較尊貴的客人提供四間私人博彩廳以及更高級之博彩設施。

我們亦在星際酒店三十九樓設立獨一無二的豪華天際娛樂場。

星際酒店近日新增一間撲克房，而星際酒店於八月舉辦亞洲撲克大賽，總獎金高達150萬美元。

三樓之大型貴賓廳設施的裝修工程已接近完工，預期於二零零八年九月底開放。

銀河路氹項目
位於路氹之銀河渡假城，將會重塑澳門博彩體驗及為亞洲的酒店業定下全新指標。

澳門銀河的主題為「神秘的綠州」，主要針對尊貴的亞洲消費者，將會成為出眾的渡假城。位於該發展項目中心的娛樂場的建築風格獨一無二，其亞洲特色令人嘆為觀止。該項目將會包括銷售國際名牌時裝及化妝品品牌的購物大道、林蔭茂盛的庭院、人工波浪池、白沙海灘、水上私人別墅及獨一無二的池邊小屋。白色及金色的建築大樓聳立於路氹，必定使旅客矚目。

銀河繼續致力興建渡假城項目的第一期，預期將於二零零九年落成。兩座大樓將提供建築面積約500萬平方呎，包括三間豪華酒店及一間娛樂場。

第一座大樓的五星級酒店，設有1,500間房間，將由銀河自行經營。位於第二座大樓的另外兩間酒店將分別由日本豪華酒店集團Okura及世界頂級度假村品牌悅榕控股有限公司（Banyan Tree）管理，而預期兩者均於二零零九年底開業。

銀河於路氹亦擁有總建築面積1,020萬平方呎的土地儲備，用作發展渡假城第二、三、四期。這確保銀河具有充足的靈活性，可隨時抓緊市場機會，進行增長及擴充。

銀河之城市娛樂會娛樂場
截至二零零八年六月三十日止六個月，城市娛樂會娛樂場的博彩收益總額為23億元。由於根據與各城市娛樂會娛樂場服務供應商的不同安排而採取不同的會計處理方式，列入銀河的財務報表內之博彩收益為11億元。

銀河之城市娛樂會娛樂場面對競爭日益劇烈的博彩市場。澳門較為舊式的娛樂場，尤其是定位模糊的娛樂場，面對日益劇烈的競爭，受到的影響最為深遠。

我們僅請投資者注意，銀河訂立城市娛樂會協議旨在盡快爭取市場份額、聘請及培訓員工及與貴賓廳中介人建立策略性的長期關係。這策略已取得成功，並把銀河的風險減至最低。

隨著市場轉型，加上競爭日益劇烈，我們積極管理營運，並透過提高營運效率針對市況作出業務調整。

美國公認會計原則比較

在將銀河之博彩及娛樂業務部門之業績與該等根據美國公認會計原則(「美國公認會計原則」)編製其業績之美國公司比較時，應垂注，根據美國公認會計原則呈列之博彩收益總額，在扣除支付予博彩客之佣金及折扣後，將計算出博彩收益淨額。經調整之EBITDA利潤率乃根據該等經扣減後之博彩收益淨額計算，從而導致其遠較按照香港會計準則計算所得之EBITDA利潤率為高。銀河乃遵循香港會計準則。倘根據美國公認會計原則計算，星際在首季之EBITDA利潤率約為15%，次季為11%，而二零零八年上半年全期則為13%。

企業支出

於本期六個月內，本集團之企業支出額為1.32億元，經抵銷利息收入7,600萬元後，將EBITDA減低了5,600萬元。

建築材料業務部門

儘管面對極具挑戰性之市場環境，建築材料業務於期內取得強勁業績。營業額及EBITDA均分別較去年同期增加10%及12%。礦渣及水泥業務之策略性投資為部門業績持續增長提供了強大之後盾。

香港市場對建築材料之需求穩定，而持續的節流及改善營運效率的措施則為盈利貢獻提供了穩固的平台。在澳門，由於實施了限制旅客人數之措施及減慢審批新發展的項目，建築材料需求的增長在近數個月出現放緩的跡象。

中央政府持續實施宏觀調控政策，加上市場競爭日益劇烈及原材料價格高企，令市場充滿挑戰，因而使基建、住宅及商業建設放緩。然而，本部門之業務致力保持其市場競爭優勢，增強競爭力，並維持發展高門檻業務及環保產品之投資策略，為本部門提供更多的盈利貢獻。

本部門在內地組成從事生產及分銷礦渣微粉之合營公司，繼續為本集團帶來良好之盈利貢獻。隨著礦渣微粉生產設施於河北省及江蘇省進一步擴充，加上正在考慮於其他主要策略性地區之投資機遇，本部門將擴展產能及銷售網絡，覆蓋整個中國市場，在這個增長市場中掌握優勢。

本部門於雲南省之水泥合營公司繼續表現良好，保山市廠房已於二零零八年一月投入生產，即為本部門提供良好盈利貢獻。另第三家位於雲南省曲靖市師宗縣之水泥廠房亦正如期動工，預期於二零零九年開始投入生產。中央政府開發西部地區之政策將會繼續帶動該區對水泥之殷切需求。

本部門上半年之業務表現超出預期。期望在下半年之價格、銷售、成本控制能進一步改善，加上季節性增長及近期投資礦渣及水泥帶來之盈利貢獻日益增長，故維持全年之展望樂觀。

集團展望

銀河會繼續集中提升星際酒店及城市娛樂會的營運效率。本集團亦會致力進一步改善及革新星際酒店推出的產品，以確保該等設施維持高競爭力，足以成為澳門遊客的首選娛樂場。最後，本集團亦會努力不懈，確保銀河位於路氹之項目可以於二零零九年第三季成功開業。

流動資金及財務資源

本集團於二零零八年六月三十日之股東權益為110.27億元，較於二零零七年十二月三十一日之184.07億元減少約40%。本集團於二零零八年六月三十日之總資產為221.45億元，而於二零零七年十二月三十一日則為317.61億元。大幅減少主要因為博彩牌照的賬面值減值淨額約70億港元。

本集團之現金狀況繼續保持充裕。於二零零八年六月三十日之現金及銀行結餘總額為61.07億元，於二零零七年十二月三十一日則為82.3億元。於二零零八年六月三十日，本集團之總債務為60.34億元，於二零零七年十二月三十一日則為65.06億元。本集團於二零零八年六月三十日及二零零七年十二月三十一日持有淨現金。

本集團之總債務主要包括銀行貸款、擔保票據、可換股票據及其他債務責任，大多以港元及美元為單位。本集團密切監控借貸水平，以確保於債務到期日時能順利償還款項。

本集團之流動資金狀況繼續保持穩健，本集團深信可穩取充足資源以應付承擔、營運資金需要及未來資產收購所需。

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港元、美元或以營運附屬公司之當地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港元、美元或人民幣為基礎，並在時機合適及認為適當之情況下，利用外幣遠期合約對沖外匯風險。考慮到本集團之庫務管理業務之需要，本集團已使用貨幣掉期交易，藉此減低本集團之外匯波動風險。

集團資產之抵押

賬面淨值2.19億元（二零零七年十二月三十一日：2.22億元）之租賃土地及5,200萬元（二零零七年十二月三十一日：5,000萬元）之銀行存款已作為銀行信貸之抵押。

擔保

本公司已就附屬公司獲授之信貸額向銀行作出為數5.35億元（二零零七年十二月三十一日：6.27億元）擔保，其中1.57億元（二零零七年十二月三十一日：3.07億元）經已動用。

本集團已就一間聯營公司獲授之信貸額向銀行作出為數900萬元（二零零七年十二月三十一日：900萬元）擔保。於二零零八年六月三十日，已動用信貸額為900萬元（二零零七年十二月三十一日：900萬元）。

僱員及薪酬政策

本集團(不包括聯營公司及共同控制實體)於二零零八年六月三十日在香港、澳門及中國內地聘用約7,600名僱員。僱員成本(不包括董事酬金)為7.4億元。

薪酬政策

本集團制訂薪酬政策的目標是吸引、激勵及挽留能力出眾的僱員,並協力達成長遠企業目的及目標。就此而言,本集團致力以具有市場競爭力、符合業內良好慣例以及符合股東利益的方向制訂其僱員薪酬政策。

本集團的僱員薪酬架構包括固定薪金、按表現評定的不定額獎勵及長期獎勵。整體薪酬安排公平、公正而審慎,而且將會定期進行檢討。

本集團為其僱員實行一項認股權計劃。以吸引、激勵及挽留僱員為本集團長期效力,並使僱員與股東的利益一致。

培訓及發展

沒有全體僱員的才能和貢獻,本集團便沒有可能取得任何成就,因此本集團將員工視為最寶貴的資產。我們致力為所有僱員提供發展和成長的機會,並認為培訓及發展是一項終生進行的過程。我們向僱員提供持續的個人和專業發展機會,初步由入職培訓課程開始,其後則提供協助僱員提高在職能力和專業水平的培訓課程,以建立持續學習和不斷進步的企業文化。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

致銀河娛樂集團有限公司董事會
(於香港註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第13至32頁的中期財務資料，此中期財務資料包括銀河娛樂集團有限公司(「貴公司」)及其子公司(以下合稱「貴集團」)於二零零八年六月三十日的簡明綜合資產負債表與截至該日止六個月期間的簡明綜合損益表、簡明綜合現金流量表和簡明綜合權益變動表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及公平地列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年九月十九日

簡明綜合損益表（未經審核）

截至二零零八年六月三十日止六個月

	附註	二零零八年 千港元	二零零七年 千港元
收益	6	**5,391,849**	6,331,969
銷售成本	8(a)	**(4,833,180)**	(5,538,353)
毛利		**558,669**	793,616
其他收入	8(b)	**156,959**	185,139
博彩牌照減值	7	**(8,166,305)**	—
行政費用		**(579,565)**	(412,080)
其他營運費用		**(521,035)**	(510,096)
經營（虧損）／溢利	8(c)	**(8,551,277)**	56,579
財務費用	9	**(7,461)**	(323,793)
應佔溢利減虧損			
共同控制實體		**28,138**	(918)
聯營公司		**(660)**	—
除税前虧損		**(8,531,260)**	(268,132)
税項計入／（扣除）	10	**940,457**	(11,684)
本期虧損		**(7,590,803)**	(279,816)
以下人士應佔：			
股東		**(7,432,119)**	(267,818)
少數股東權益		**(158,684)**	(11,998)
		(7,590,803)	(279,816)
中期股息	11	**—**	—
		港仙	港仙
每股虧損	12		
基本		**(188.8)**	(8.1)
攤薄		**(188.8)**	(8.1)

簡明綜合資產負債表（未經審核）

於二零零八年六月三十日

	附註	二零零八年 六月三十日 千港元	二零零七年 十二月三十一日 千港元
資產			
非流動資產			
物業、機器及設備		**5,353,994**	4,731,187
投資物業		**66,000**	62,500
租賃土地和土地使用權		**1,560,924**	1,580,777
無形資產	7	**5,865,203**	14,520,665
共同控制實體		**780,391**	506,193
聯營公司		**70**	730
衍生金融工具		**13,444**	1,155
其他非流動資產	14	**533,778**	599,602
		14,173,804	22,002,809
流動資產			
存貨		**95,404**	90,449
應收賬款及預付款	15	**1,441,510**	1,039,336
應收共同控制實體款項		**203,398**	339,168
可收回税項		**1,494**	1,299
其他投資		**46,178**	57,768
現金和銀行結餘		**6,106,707**	8,230,362
		7,894,691	9,758,382
持作待售資產		**76,760**	—
		7,971,451	9,758,382
總資產		**22,145,255**	31,761,191

	附註	二零零八年 六月三十日 千港元	[illegible]
權益			
股本	16	**393,817**	393,564
儲備		**10,632,940**	18,013,088
股東權益		**11,026,757**	18,406,652
少數股東權益		**412,479**	531,791
總權益		**11,439,236**	18,938,443
負債			
非流動負債			
借貸	17	**5,983,080**	6,010,571
遞延税項負債		**834,886**	1,781,500
衍生金融工具		**274,056**	477,531
應付保留賬款		**104,574**	–
撥備		**118,979**	135,622
		7,315,575	8,405,224
流動負債			
應付賬款及應計費用	18	**3,318,935**	3,901,630
應付共同控制實體款項		**2,207**	2,177
借貸之現期部分	17	**50,627**	495,247
應付税項		**18,675**	18,470
		3,390,444	4,417,524
負債總額		**10,706,019**	12,822,748
總權益及負債		**22,145,255**	31,761,191

簡明綜合現金流量表(未經審核)

截至二零零八年六月三十日止六個月

	二零零八年 千港元	二零零七年 千港元
(用於)/來自經營業務之現金淨額	**(918,127)**	981,709
用於投資業務之現金淨額	**(687,694)**	(557,391)
(用於)/來自融資活動之現金淨額	**(521,592)**	46,953
現金及銀行結餘(減少)/增加淨額	**(2,127,413)**	471,271
於期初之現金及銀行結餘	**8,230,362**	5,783,197
匯率變動	**3,758**	5,328
於期末之現金及銀行結餘	**6,106,707**	6,259,796

簡明綜合權益變動表(未經審核)

截至二零零八年六月三十日止六個月

	股本 千港元	其他儲備 千港元	盈餘儲備 千港元	股東權益 千港元	少數股東權益 千港元	總額 千港元
於二零零七年十二月三十一日	**393,564**	**16,892,059**	**1,121,029**	**18,406,652**	**531,791**	**18,938,443**
非流動投資公平價值變動	**–**	**(21,135)**	**–**	**(21,135)**	**(363)**	**(21,498)**
匯兑差額	**–**	**45,818**	**–**	**45,818**	**7,843**	**53,661**
現金流量對沖公平值變動	**–**	**12,090**	**–**	**12,090**	**259**	**12,349**
於權益內直接確認的淨收入	**–**	**36,773**	**–**	**36,773**	**7,739**	**44,512**
注入少數股東權益	**–**	**–**	**–**	**–**	**32,873**	**32,873**
認股權獲行使時發行股份	**253**	**417**	**–**	**670**	**–**	**670**
認股權公平值	**–**	**14,781**	**–**	**14,781**	**–**	**14,781**
已付少數股東股息	**–**	**–**	**–**	**–**	**(1,240)**	**(1,240)**
本期內虧損	**–**	**–**	**(7,432,119)**	**(7,432,119)**	**(158,684)**	**(7,590,803)**
	253	**15,198**	**(7,432,119)**	**(7,416,668)**	**(127,051)**	**(7,543,719)**
於二零零八年六月三十日	**393,817**	**16,944,030**	**(6,311,090)**	**11,026,757**	**412,479**	**11,439,236**
於二零零六年十二月三十一日	329,612	11,715,958	1,587,229	13,632,799	490,700	14,123,499
非流動投資公平值變動	–	22	–	22	2,335	2,357
匯兑差額	–	27,345	–	27,345	955	28,300
現金流量對沖公平值變動	–	(50,828)	–	(50,828)	(81)	(50,909)
於權益內直接確認的淨虧損	–	(23,461)	–	(23,461)	3,209	(20,252)
認股權獲行使時發行股份	567	22,467	–	23,034	–	23,034
本期內虧損	–	–	(267,818)	(267,818)	(11,998)	(279,816)
	567	22,467	(267,818)	(244,784)	(11,998)	(256,782)
於二零零七年六月三十日	330,179	11,714,964	1,319,411	13,364,554	481,911	13,846,465

1. 一般資料

銀河娛樂集團有限公司(「本公司」)乃一家於香港註冊成立的有限公司，其上市地是香港聯合交易所有限公司主板。註冊辦事處及主要營業地點為香港中環夏慤道10號和記大廈16樓1606室。

本公司及其附屬公司(統稱為「本集團」)的主要業務是在澳門經營娛樂場幸運博彩或其他形式的博彩，提供酒店及有關服務以及在香港、澳門及中國內地生產、銷售及分銷建築材料。

2. 編製基準及會計政策

中期財務資料根據歷史成本法編製，並對投資物業、非流動投資、財務資產及財務負債(包括衍生金融工具)按公平值列值之重估作出修訂，並符合香港會計師公會頒佈之香港會計準則第34號「中期財務報告」。

編製中期財務報表所用之會計政策及計算方法與截至二零零七年十二月三十一日止年度之財務報表所用者貫徹一致。

在二零零八年，本集團採納下列與其業務相關的新詮釋。

香港(國際財務報告詮釋委員會)－詮釋第11號	財務準則第2號－集團及庫存股份交易

本集團已評估採納該等新詮釋後之影響，並認為對本集團之業績、財務狀況或會計政策，均無任何重大改變。

3. 財務風險管理

本集團對於財務風險管理之政策及原則與截至二零零七年十二月三十一日止年度之財務報表所披露貫徹一致。

4. 關鍵會計估算及判斷

本集團根據以往經驗及其他因素，包括預期日後在合理情況下相信會出現之事件，對所作之會計估算和判斷持續進行評估。而所得出之會計估算難免偏離實際相關業績。

編製本中期財務資料過程中所作之會計估算及判斷與截至二零零七年十二月三十一日止年度之財務報表所用者貫徹一致，於附註7中披露之減值檢測除外。

5. 分部資料

本集團主要從事娛樂場幸運博彩或其他形式的博彩，提供酒店及有關服務以及建築材料製造、銷售及分銷業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。分部資產主要包括物業、機器及設備、投資物業、租賃土地和土地使用權、無形資產、其他非流動資產、存貨、應收賬款及預付款，主要不包括投資、衍生金融工具、可收回税項及現金和銀行結餘。分部負債主要包括應付賬款、應計費用及撥備，主要不包括税項及借貸。而業務分部之間沒有任何銷售或貿易交易。

(a) 業務分部資料

	博彩及娛樂 千港元	建築材料 千港元	未分配 千港元	總計 千港元
截至二零零八年六月三十日止六個月				
收益	4,590,012	801,837	–	5,391,849
經營(虧損)／溢利(附註)	(8,616,510)	54,283	10,950	(8,551,277)
財務費用				(7,461)
應佔溢利減虧損				
共同控制實體	902	27,236	–	28,138
聯營公司	–	(660)	–	(660)
除税前虧損				(8,531,260)
税項計入				940,457
本期虧損				(7,590,803)
資本開支	(772,842)	(10,245)	(1,032)	(784,119)
折舊	(130,239)	(32,183)	(1,713)	(164,135)
攤銷	(518,358)	(20,861)	–	(539,219)
博彩牌照減值	(8,166,305)	–	–	(8,166,305)
存貨減值	–	(804)	–	(804)

(附註) 博彩及娛樂業務分部業績包括位於路氹之銀河渡假城之開辦前開支24,377,000港元。

5. 分部資料(續)

(a) 業務分部資料(續)

	[illegible]	建築材料 [illegible]	[illegible]	[illegible]
截至二零零七年六月三十日止六個月				
收益	5,603,639	728,330	—	6,331,969
經營(虧損)/溢利(附註)	(69,022)	21,770	103,831	56,579
財務費用				(323,793)
應佔溢利減虧損				
共同控制實體	1,308	(2,226)	—	(918)
除税前虧損				(268,132)
税項扣除				(11,684)
本期虧損				(279,816)
資本開支	(584,047)	(4,602)	(574)	(589,223)
折舊	(113,308)	(41,387)	(1,039)	(155,734)
攤銷	(515,351)	(21,909)	—	(537,260)
物業、機器及設備減值	—	(9,793)	—	(9,793)
存貨減值	—	(972)	—	(972)

(附註) 博彩及娛樂業務分部業績包括位於路氹之銀河渡假城之開辦前開支9,865,000港元。

5. 分部資料(續)

(a) 業務分部資料(續)

	博彩及娛樂 千港元	建築材料 千港元	未分配 千港元	總計 千港元
於二零零八年六月三十日				
分部資產	**13,258,279**	**1,839,372**	**6,267,143**	**21,364,794**
共同控制實體	**3,779**	**776,612**	**–**	**780,391**
聯營公司	**–**	**70**	**–**	**70**
總資產				**22,145,255**
分部負債	**2,793,975**	**654,470**	**7,257,574**	**10,706,019**
於二零零七年十二月三十一日				
分部資產	20,593,125	1,855,623	8,805,520	31,254,268
共同控制實體	(2,595)	508,788	–	506,193
聯營公司	–	730	–	730
總資產				31,761,191
分部負債	3,153,545	586,592	9,082,611	12,822,748

(b) 地區分佈資料

	收益 千港元	資本開支 千港元	總資產 千港元
			於二零零八年六月三十日
截至二零零八年六月三十日止六個月			
澳門	**4,726,553**	**772,896**	**19,283,117**
香港	**370,311**	**7,684**	**1,146,526**
中國內地	**294,985**	**3,539**	**1,715,612**
	5,391,849	**784,119**	**22,145,255**
			於二零零七年十二月三十一日
截至二零零七年六月三十日止六個月			
澳門	5,734,749	584,265	24,698,271
香港	322,779	3,274	5,694,789
中國內地	274,441	1,684	1,368,131
	6,331,969	589,223	31,761,191

6. 收益

收益包括銷售建築材料，博彩業務及酒店業務的營業額。

	二零零八年 千港元	[illegible]
建築材料銷售	**801,837**	728,330
博彩經營業務		
博彩收益淨額	**4,365,365**	5,427,040
貢獻（附註）	**55,736**	63,199
小費收入	**10,206**	19,094
酒店業務		
房間租金	**74,444**	59,162
食物及餐飲	**37,825**	18,450
其他	**46,436**	16,694
	5,391,849	6,331,969

（附註） 本集團就若干城市娛樂會娛樂場（「若干城市娛樂會娛樂場」）與第三方訂立若干協議（「協議」），協議年期相等於與澳門特別行政區政府（「澳門政府」）訂立的批給合同年期，直至二零二二年六月屆滿。

根據協議，若干服務供應商（「服務供應商」）已承諾為若干城市娛樂會娛樂場提供穩定客源，並為該等城市娛樂會娛樂場招攬或介紹客戶。此外，服務供應商亦同意就該等娛樂場所用物業訂立之租約產生之絕大部分風險向本集團提供彌償，並保證會向本集團支付若干營運及行政費用。本集團所得收益乃經依據博彩收益淨額按不同比率，扣除向澳門政府支付之特別博彩稅及基金後釐定。其餘博彩收益淨額及來自博彩業務之收益減所有有關的營運及行政費用之金額歸服務供應商所有。

本集團經分析有關協議下集團本身及服務供應商之風險及回報後，來自若干城市娛樂會娛樂場之收益按博彩收益淨額之既定比率經扣除向澳門政府支付之特別博彩稅及基金後予以確認，以反映本集團經濟利益之總流入。此外，若干城市娛樂會娛樂場營運有關之所有有關營運及行政開支，並無於財務報表內確認為本集團開支。

6. 收益(續)

若干城市娛樂會娛樂場來自博彩經營業務的收支資料如下:

	二零零八年 千港元	二零零七年 千港元
博彩收益淨額	**797,595**	1,053,968
小費及其他收入	**3,164**	6,817
利息收入	**2,255**	5,495
	803,014	1,066,280
營運費用		
向澳門政府支付的特別博彩稅及基金	**(318,721)**	(423,885)
已付中介人的佣金及津貼	**(301,373)**	(388,641)
僱員福利	**(114,091)**	(177,389)
其他營運費用	**(47,110)**	(42,703)
	(781,295)	(1,032,618)
博彩經營業務的貢獻	**21,719**	33,662
服務供應商的貢獻	**34,017**	29,537
本集團應佔的貢獻	**55,736**	63,199

7. 無形資產

	博彩牌照 千港元	其他 無形資產 千港元	總計 千港元
截至二零零八年六月三十日止六個月			
賬面淨值			
於二零零八年一月一日	**14,472,118**	**48,547**	**14,520,665**
增加	**–**	**12,455**	**12,455**
出售	**–**	**(407)**	**(407)**
攤銷	**(497,813)**	**(3,392)**	**(501,205)**
減值	**(8,166,305)**	**–**	**(8,166,305)**
於二零零八年六月三十日	**5,808,000**	**57,203**	**5,865,203**
截至二零零七年六月三十日止六個月			
賬面淨值			
於二零零七年一月一日	15,470,478	50,008	15,520,486
攤銷	(495,077)	(3,123)	(498,200)
於二零零七年六月三十日	14,975,401	46,885	15,022,286

博彩牌照乃於二零零五年收購銀河娛樂場股份有限公司時所獲之博彩牌照公平值，並按餘下的牌照有效期二零二二年六月以直線法攤銷。經考慮所有現有指標後，本集團就博彩牌照進行減值檢測，並顯示於二零零八年六月三十日出現減值。

經參考獨立專業估值師美國評值有限公司進行的估值，博彩牌照之賬面值於二零零八年六月三十日已減值約80億港元至可收回金額58億港元。博彩牌照之可收回金額乃根據其公平值減銷售成本釐定，而本集團認為該金額高於其在用價值。該金額乃以一般市場參與者的身份就未來三個財政年度作出財務預測所得出之現金流量預測計算，而三年以後之現金流量預測以每年3%增長及貼現率12.5%推斷。其他計算有關預期現金流量公平值的主要假設包括以博彩業務過去的表現及行業資料為基準之市場增長及毛利率。

計入遞延稅項負債的相應撥回10億港元後，減值淨額約為70億港元。

8. 銷售成本、其他收入及經營(虧損)/溢利

	二零零八年 千港元	[illegible]
(a) 銷售成本		
向澳門政府支付的特別博彩税及基金	**1,752,092**	2,162,542
中介人的佣金及津貼	**1,676,691**	2,017,636
已售存貨成本	**715,268**	677,398
其他直接成本	**689,129**	680,777
	4,833,180	5,538,353
(b) 其他收入		
租金收入	**2,040**	1,884
利息收入		
銀行存款	**79,416**	106,021
借款予共同控制實體	**5,969**	1,053
遞延應收款	**268**	390
來自博彩業務之行政收入	**13,480**	14,507
非上市投資股息收入	**6,117**	2,111
上市投資股息收入	**1,449**	—
上市投資已變現及未變現收益	—	38,550
出售共同控制實際收益	**15,469**	—
出售附屬公司收益	**8,247**	—
融資租賃總盈利	**5,996**	7,618
投資物業公平值變動	**3,500**	—
其他	**15,008**	13,005
	156,959	185,139
(c) 經營(虧損)/溢利已扣除下列各項		
折舊	**164,135**	155,734
攤銷		
博彩牌照	**497,813**	495,077
電腦軟件	**3,392**	3,123
清除表土費用	**10,306**	7,646
改善石礦場費用	**7,201**	7,565
發展石礦場費用	**433**	2,668
租賃土地和土地使用權	**20,074**	21,181
博彩牌照減值	**8,166,305**	—
物業、機器及設備減值	—	9,793
出售物業、機器及設備虧損	**4,987**	—
上市投資未變現虧損	**11,590**	—
存貨減值	**804**	972

9. 財務費用

	二零零八年 千港元	二零零七年 千港元
利息支出		
不須於五年內全數償還之有擔保定息票據	–	144,164
須於五年內全數償還之有擔保定息票據及浮息票據	**242,203**	108,597
須於五年內全數償還之定息票據	–	71,025
須於五年內全數償還之可換股票據	**60,802**	55,195
銀行借款及透支	**5,050**	17,763
須於五年內全數償還之融資租賃承擔	**578**	606
可換股票據中之衍生部分公平值變動	**(210,366)**	(25,038)
對沖交叉貨幣掉期淨收入	**(8,336)**	(17,886)
其他借貸成本	**7,530**	10,297
	97,461	364,723
在建資產資本化金額	**(90,000)**	(40,930)
	7,461	323,793

10. 税項（計入）／扣除

	二零零八年 千港元	二零零七年 千港元
本期税項		
香港利得税	**2,978**	10,752
中國內地所得税	**2,605**	628
澳門所得補充税	**574**	1,714
遞延税項	**(946,614)**	(1,410)
税項（計入）／扣除	**(940,457)**	11,684

香港利得税乃在抵銷承前結轉之可用税項虧損後按照本期估計應課税溢利依16.5%（二零零七年：17.5%）税率提撥。香港以外地區税項乃按有關地區之現行税率就當地產生之應課税溢利提撥。

11. 中期股息

董事會議決於截至二零零八年六月三十日止六個月不宣派任何中期股息（二零零七年：無）。

12. 每股虧損

每股基本虧損乃根據股東應佔虧損7,432,119,000港元（二零零七年：267,818,000港元）及期內已發行股份之加權平均數3,936,383,043股（二零零七年：3,298,518,135股）計算。

二零零八年及二零零七年之每股攤薄虧損相等於每股基本虧損，因尚未行使認股權之行使或可換股票據的轉換並無對每股虧損造成攤薄影響。

13. 資本支出

截至二零零八年六月三十日止六個月，本集團就物業、機器及設備支出781,500,000港元（二零零七年：584,800,000港元）、無形資產支出及遞延開支2,600,000港元（二零零七年：4,400,000港元）。本集團出售物業、機器及設備則為8,800,000港元（二零零七年：1,800,000港元）。

14. 其他非流動資產

	二零零八年 六月三十日 千港元	二零零七年 十二月三十一日 千港元
非流動投資	**234,190**	256,257
應收融資租賃款	**109,449**	137,438
遞延支出		
清除表土費用	**44,398**	51,538
石礦場發展費用	**15,742**	15,867
石礦場改善費用	**73,382**	83,675
遞延應收款	**4,171**	4,827
受限制銀行存款	**52,446**	50,000
	533,778	599,602

15. 應收賬款及預付款

	二零零八年 六月三十日 千港元	[illegible]
業務應收賬款扣除撥備	**655,285**	616,574
其他應收款	**667,352**	348,254
應收聯營公司款項	**10,186**	5,166
預付款	**63,369**	32,948
應收融資租賃之現期部份	**45,318**	36,394
	1,441,510	1,039,336

業務應收賬款主要源自銷售建築材料。本集團根據當地行業之標準制定信貸政策。本集團給予香港及澳門客戶之信用期限一般介乎30天至60天，而給予中國內地客戶之信用期限一般則介乎120天至180天。此政策由管理層作定期檢討。

本集團之業務應收賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零八年 六月三十日 千港元	[illegible]
一個月內	**142,390**	160,066
二至三個月	**206,143**	178,714
四至六個月	**89,906**	118,994
六個月以上	**216,846**	158,800
	655,285	616,574

16. 股本

	每股面值 0.1港元之普通股	千港元
法定：		
於二零零七年六月三十日	6,888,000,000	688,800
增加	2,112,000,000	211,200
於二零零七年十二月三十一日及二零零八年六月三十日	**9,000,000,000**	**900,000**
發行及繳足：		
於二零零七年一月一日	3,296,117,361	329,612
認股權獲行使時發行股份	5,674,000	567
於二零零七年六月三十日	3,301,791,361	330,179
發行新股份	630,188,000	63,019
認股權獲行使時發行股份	3,660,000	366
於二零零七年十二月三十一日	3,935,639,361	393,564
認股權獲行使時發行股份	2,530,000	253
於二零零八年六月三十日	**3,938,169,361**	**393,817**

16. 股本(續)

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之人員。期內授出51,458,000股新認股權(二零零七年：無)，有關2,530,000股股份之認股權已獲行使(二零零七年：6,174,000股)及4,084,000股失效之認股權(二零零七年：無)。於二零零八年六月三十日，根據計劃授出尚未獲行使之認股權如下：

行使期	每股行使價 (港元)	認股權數目 二零零八年六月三十日	[illegible]
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5333	–	2,500,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**3,400,000**	3,400,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**3,870,000**	3,980,000
二零零五年十月二十二日至二零一一年十月二十一日	4.5900	**14,200,000**	14,200,000
二零零六年十月二十二日至二零一一年十月二十一日	4.5900	**2,340,000**	2,860,000
二零一零年一月十七日至二零一四年一月十六日	6.9720	**2,612,500**	–
二零一一年一月十七日至二零一四年一月十六日	6.9720	**2,612,500**	–
二零一二年一月十七日至二零一四年一月十六日	6.9720	**5,225,000**	–
僱員及其他人士			
二零零四年三月一日至二零一三年二月二十八日	0.5140	**110,000**	–
二零零五年十月二十二日至二零一一年十月二十一日	4.5900	**9,400,000**	9,400,000
二零零六年十月二十二日至二零一一年十月二十一日	4.5900	**2,316,000**	1,878,000
二零一零年一月十七日至二零一四年一月十六日	6.9720	**9,244,000**	–
二零一一年一月十七日至二零一四年一月十六日	6.9720	**9,244,000**	–
二零一二年一月十七日至二零一四年一月十六日	6.9720	**18,488,000**	–
		83,062,000	38,218,000

17. 借貸

	二零零八年 六月三十日 千港元	[illegible]
銀行借款		
有抵押	**24,220**	178,700
無抵押	**44,277**	432,597
	68,497	611,297
其他借貸		
有擔保票據	**4,577,499**	4,565,617
可換股票據	**1,381,327**	1,320,525
銀行借款及其他借貸	**6,027,323**	6,497,439
融資租賃承擔	**6,384**	8,379
借貸總額	**6,033,707**	6,505,818
列為流動負債之現期部分	**(50,627)**	(495,247)
	5,983,080	6,010,571

18. 應付賬款及應計費用

	二零零八年 六月三十日 千港元	[illegible]
業務應付賬款	**949,800**	1,038,002
其他應付款	**717,478**	678,030
已發出籌碼	**913,643**	1,322,394
少數股東貸款	**85,207**	89,672
營運應計費用	**604,300**	765,649
已收按金	**48,507**	7,883
	3,318,935	3,901,630

18. 應付賬款及應計費用(續)

本集團之業務應付賬款依發票日期之賬齡分析如下：

	二零零八年 六月三十日 千港元	[redacted]
一個月內	**504,084**	608,429
二至三個月	**67,882**	86,894
四至六個月	**22,560**	43,952
六個月以上	**355,274**	298,727
	949,800	1,038,002

19. 資本承擔

	二零零八年 六月三十日 千港元	[redacted]
已簽約但未撥備	**2,177,376**	2,519,750
已批准但未簽約	**6,013,762**	3,866,781

董事之證券及認股權權益

於二零零八年六月三十日，根據香港法例第五百七十一章證券及期貨條例(「證券及期貨條例」)第三百五十二條而備存的登記冊內記錄，或根據載於香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所載之上市公司董事進行證券交易之標準守則通知本公司及聯交所，各董事在本公司股份、相關股份及債券之權益，及任何認購本公司股份之權利及行使該等權利之詳情，分列如下：

(a) 股份(包括相關股份)

	股份數目(包括相關股份)					
姓名	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本百分比
呂志和	20,637,632	2,181,518	395,362,426(1)	2,579,829,485(2)	2,998,011,061	76.13
呂耀東	16,498,896	—	440,119,661(3)	2,541,392,504(2)	2,998,011,061	76.13
徐應強	2,720,000	—	—	—	2,720,000	0.07
鄧呂慧瑜	10,939,722	—	—	2,987,071,339(2)	2,998,011,061	76.13
鄭慕智	500,000	—	—	—	500,000	0.01
顏志宏	250,000	—	—	—	250,000	0.01
葉樹林	250,000	—	—	—	250,000	0.01
唐家達	2,800,000	—	—	—	2,800,000	0.07
Martin Clarke	—	—	—	—	—	—
Guido Paolo Gamucci	—	—	—	—	—	—

附註：

(1) 由呂志和博士所控制之Best Chance Investments Ltd.、步基證券有限公司、Super Focus Company Limited、Sutimar Enterprises Limited、Premium Capital Profits Limited、Mark Liaision Limited及Favor Right Investments Limited分別持有80,387,837股、305,401股、106,716,107股、162,484,047股、13,308,179股、9,660,855股及22,500,000股本公司股份。

(2) 由呂志和博士以創立人身份成立之一項全權家族信託擁有1,313,887,206股本公司股份權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等全權家族信託之直接或間接全權受益人，因此被視為擁有該等信託所持有之股份權益。

(其中包括)呂志和博士、呂耀東先生及鄧呂慧瑜女士為證券及期貨條例第三百一十七條適用的若干安排項下的參與方，就證券及期貨條例第XV部的披露規定而言，在該等安排生效期間，彼等分別被視為持有該等安排下其他參與方持有的任何本公司股份權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士根據該等安排被視為擁有的權益分別為1,265,942,279股、1,227,505,298股及1,673,184,133股本公司股份。

(3) 由呂耀東先生控制之Recurrent Profits Limited持有114,504,039股本公司股份。Top Notch Opportunities Limited(「Top Notch」)擁有231,615,731股本公司相關股份的權益，Kentlake International Investments Limited(「Kentlake」)擁有60,000,000股本公司股份及33,999,891股本公司相關股份權益。Kentlake及Top Notch均由呂耀東先生控制。

(b) 認股權

於截至二零零八年六月三十日止六個月，根據認股權計劃（於二零零二年五月三十日採納）或根據本公司任何其他認股權計劃授出並由本公司各董事、本公司全體僱員合計及其他參與者持有之認股權之變動詳情載列如下：

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
呂志和	一九九八年五月二十日	1,500,000	–	1,500,000[a]	–	–	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	–	–	–	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	–	–	–	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	2,700,000	–	–	–	2,700,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	590,000	–	–	–	590,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
	二零零八年一月十七日	–	862,500	–	–	862,500	6.9720	二零一零年一月十七日至二零一四年一月十六日
	二零零八年一月十七日	–	862,500	–	–	862,500	6.9720	二零一一年一月十七日至二零一四年一月十六日
	二零零八年一月十七日	–	1,725,000	–	–	1,725,000	6.9720	二零一二年一月十七日至二零一四年一月十六日
呂耀東	一九九八年五月二十日	1,000,000	–	1,000,000[b]	–	–	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	–	–	–	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	–	–	–	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	6,000,000	–	–	–	6,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	580,000	–	–	–	580,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
	二零零八年一月十七日	–	1,250,000	–	–	1,250,000	6.9720	二零一零年一月十七日至二零一四年一月十六日
	二零零八年一月十七日	–	1,250,000	–	–	1,250,000	6.9720	二零一一年一月十七日至二零一四年一月十六日
	二零零八年一月十七日	–	2,500,000	–	–	2,500,000	6.9720	二零一二年一月十七日至二零一四年一月十六日
徐應強	二零零五年十月二十一日	270,000	–	–	–	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	二零零五年十月二十一日	3,000,000	–	–	–	3,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	400,000	–	–	–	400,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
	二零零八年一月十七日	–	500,000	–	–	500,000	6.9720	二零一零年一月十七日至二零一四年一月十六日
	二零零八年一月十七日	–	500,000	–	–	500,000	6.9720	二零一一年一月十七日至二零一四年一月十六日
	二零零八年一月十七日	–	1,000,000	–	–	1,000,000	6.9720	二零一二年一月十七日至二零一四年一月十六日
鄭慕智	–	–	–	–	–	–	–	–
顏志宏	二零零五年十月二十一日	250,000	–	–	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
葉樹林	二零零五年十月二十一日	250,000	–	–	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
唐家達	二零零五年十月二十一日	2,500,000	–	–	–	2,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
Martin Clarke	–	–	–	–	–	–	–	–
Guido Paolo Gamucci	–	–	–	–	–	–	–	–

僱員 (合計)	二零零三年二月二十八日	#110,000	–	–	–	110,000	0.5140	二零零四年三月一日至 二零一三年二月二十八日
	二零零五年十月二十一日	5,900,000	–	–	–	5,900,000	4.5900	二零零五年十月二十二日至 二零一一年十月二十一日
	二零零五年十月二十一日	*2,148,000	–	30,000(a)	52,000	2,066,000	4.5900	二零零六年十月二十二日至 二零一一年十月二十一日
	二零零八年一月十七日	–	10,252,000	–	1,008,000	9,244,000	6.9720	二零一零年一月十七日至 二零一四年一月十六日
	二零零八年一月十七日	–	10,252,000	–	1,008,000	9,244,000	6.9720	二零一一年一月十七日至 二零一四年一月十六日
	二零零八年一月十七日	–	20,504,000	–	2,016,000	18,488,000	6.9720	二零一二年一月十七日至 二零一四年一月十六日
其他	二零零五年十月二十一日	3,500,000	–	–	–	3,500,000	4.5900	二零零五年十月二十二日至 二零一一年十月二十一日
	二零零五年十月二十一日	●250,000	–	–	–	250,000	4.5900	二零零六年十月二十二日至 二零一一年十月二十一日

陳啟能先生於期內退任為本公司董事，其所持之認股權由「董事」重新分類至「僱員」。
* 陳啟能先生所持之270,000股認股權由「董事」重新分類至「僱員」。
● 張惠彬博士於期內退任為本公司董事，其所持之認股權由「董事」重新分類至「其他」。

附註：

(a) 於期內認股權行使日期前一天本公司股份之加權平均收市價為5.10港元。

(b) 於期內認股權行使日期前一天本公司股份之加權平均收市價為5.55港元。

(c) 於期內認股權行使日期前一天本公司股份之加權平均收市價為5.38港元。

上述認股權之歸屬期為上文披露該認股權授出日期起直至行使期開始當日止之期間。每位承授人在每次接納認股權時所付之代價為1.00港元。

除披露者外，期內並無授出、失效或註銷任何認股權。

按柏力克-舒爾斯 (Black-Scholes)定價模式計算，期內授予之認股權之公平值估計為1.87港元。該模式的主要參數為於授出日的股份價格6.60港元、行使價6.972港元、預期股價回報標準差39%、四至六年的預期認股權年期、預期派息率2%，以及無風險年利率2.2%至2.4%。預期股價回報標準差的波幅乃按授出日期之前兩年本公司股價變動計算。主觀參數假設之變動，對公平值之估計可能有重大影響。

於期內授出認股權之日期前一天本公司股份收市價為6.59港元。

上述所有權益均指好倉。

除上文所披露者外，於二零零八年六月三十日，本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

於二零零八年六月三十日，根據證券及期貨條例第三百三十六條而須予備存於本公司登記冊內記錄，持有本公司股份及相關股份權益或淡倉之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

姓名／名稱	股份數目（好倉）	佔已發行股本百分比	股份數目（淡倉）	佔已發行股本百分比
Brightwealth Investments Limited	265,615,622	6.74	265,615,622	6.74
City Lion Profits Corp.	2,991,142,061[1]	75.95	–	–
Davos Investment Holdings Private Limited	265,615,622	6.74	265,615,622	6.74
ENB Topco 2 S.àr.l	2,998,011,061[1],[3]	76.13	–	–
銀河娛樂集團有限公司	2,991,142,061[1]	75.95	–	–
國浩集團有限公司	265,615,622	6.74	265,615,622	6.74
Guoline Capital Assets Limited	265,615,622	6.74	265,615,622	6.74
Guoline Overseas Limited	265,615,622	6.74	265,615,622	6.74
HL Holdings Sdn Bhd	265,615,622	6.74	265,615,622	6.74
Hong Leong Company (Malaysia) Berhad	265,615,622	6.74	265,615,622	6.74
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	6.74	265,615,622	6.74
HSBC International Trustee Limited	1,313,887,206[2]	33.36	–	–
Kwek Leng Kee	265,615,622	6.74	265,615,622	6.74
Mark Liaison Limited	2,991,142,061[1]	75.95	–	–
Permira Holdings Limited	2,998,011,061[1],[4]	76.13	–	–
Premium Capital Profits Limited	2,991,142,061[1]	75.95	–	–
Recurrent Profits Limited	2,991,142,061[1]	75.95	–	–
郭令燦	265,615,622	6.74	265,615,622	6.74
Super Focus Company Limited	2,991,142,061[1]	75.95	–	–
Top Notch Opportunities Limited	231,615,731	5.88	–	–

附註：

(1) (其中包括)City Lion Profits Corp.、ENB Topco 2 S.àr.l、銀河娛樂集團有限公司、Mark Liaison Limited、Permira Holdings Limited、Premium Capital Profits Limited、Recurrent Profits Limited及Super Focus Company Limited為證券及期貨條例第三百一十七條適用的若干安排項下的參與方，就證券及期貨條例第XV部的披露規定而言，在該等安排生效期間，彼等分別被視為持有該等安排下其他參與方持有的任何本公司股份權益。彼等根據該等安排被視為擁有的權益分別為1,677,254,855股、2,355,292,478股、2,991,142,061股、2,981,481,206股、2,199,627,061股、2,977,833,882股、2,876,638,022股及2,721,941,907股本公司股份。

(2) HSBC International Trustee Limited乃由呂志和博士以創立人身份成立之全權家族信託之信託人，該等信託持有本公司1,313,887,206股本公司股份權益。

(3) ENB Topco 2 S.àr.l由於其全資附屬公司ENB Lux 2 S.àr.l直接持有本公司股份而被視為於該等股份中擁有權益。

(4) Permira Holdings Limited作為控制持有本公司股份的該等公司的基金的一般合夥人及經理的控股公司，因此視為於該等股份中擁有權益。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士、City Lion Profits Corp.及HSBC International Trustee Limited擁有之1,313,887,206股本公司股份；

(ii) 呂志和博士及Mark Liaison Limited擁有之9,660,855股本公司股份；

(iii) 呂志和博士及Premium Capital Profits Limited擁有之13,308,179股本公司股份；

(iv) 呂志和博士及Super Focus Company Limited擁有之269,200,154股本公司股份；

(v) 呂耀東先生及Recurrent Profits Limited擁有之114,504,039股本公司股份；

(vi) 呂耀東先生及Top Notch Opportunities Limited擁有之231,615,731股本公司相關股份；

(vii) Brightwealth Investments Limited、Davos Investment Holdings Private Limited、國浩集團有限公司、Guoline Capital Assets Limited、Guoline Overseas Limited、HL Holdings Sdn Bhd、Hong Leong Company (Malaysia) Berhad、Hong Leong Investment Holdings Pte. Ltd.、Kwek Leng Kee先生及郭令燦先生擁有之265,615,622股本公司股份（好倉及淡倉）；

(viii) Permira Holdings Limited及ENB Topco 2 S.àr.l.擁有之642,718,583股本公司股份；及

(ix) 除上文所述外，根據證券及期貨條例第三百一十七條適用的若干安排，呂志和博士、呂耀東先生、鄧呂慧瑜女士、City Lion Profits Corp.、ENB Topco 2 S.àr.l、銀河娛樂集團有限公司、Mark Liaison Limited、Permira Holdings Limited、Premium Capital Profits Limited、Recurrent Profits Limited及Super Focus Company Limited均存在重複權益。因此，根據證券及期貨條例第XV部的披露規定，彼等分別被視為擁有在該等安排下其他各方持有的任何股份權益。各方的重複權益於上述有關附註披露。

除上文所披露者外，於二零零八年六月三十日，概無任何人士曾知會本公司擁有根據證券及期貨條例第三百三十六條須予記錄之本公司股份或相關股份之權益或淡倉。

買賣上市證券

本公司於截至二零零八年六月三十日止之六個月內，並無贖回任何本公司之股份或上市債務證券。 本公司或其任何附屬公司於期內亦並無購入或出售任何本公司之股份或上市債券證券。

審閱中期業績

本集團截至二零零八年六月三十日止六個月之中期業績，已經由本公司審核委員會審閱，並由本公司核數師羅兵咸永道會計師事務所根據香港會計師公會頒佈之香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」審閱。

董事進行證券交易之行為守則

本公司已採納上市規則附錄十所載之上市發行人董事進行證券交易之標準守則(「標準守則」)作為董事進行證券交易之行為守則。本公司向所有董事作出特定查詢後確認，截至二零零八年六月三十日止之六個月內，董事已遵守標準守則所載之規定準則及本公司本身之守則。

企業管治

截至二零零八年六月三十日止之六個月內，除守則條文第A.4.2條外，本公司已符合上市規則附錄十四內企業管治常規守則所載之守則條文。就守則條文第A.4.2條而言，鑑於其他董事根據本公司之細則輪席退任，而主席因對本集團分佈各地的業務有深遠知識，其所具備的領導才能及遠見是本公司的可貴資產，他的留任對本公司而言有莫大裨益，而他不須輪席退任實對本集團有利，因此董事會認為，守則條文第A.4.2條的精神已得到體現。

董事會變動

陳啟能先生於二零零八年五月一日起退任為本公司之執行董事，張惠彬博士於二零零八年六月十九日舉行之股東週年大會上輪席退任為本公司之獨立非執行董事。董事會謹此就陳先生及張博士在任期間對本集團所作出之努力及寶貴貢獻致以衷心感謝。

董事會歡迎黃龍德博士於二零零八年八月二十日起獲委任為本公司之獨立非執行董事，將其寶貴經驗貢獻予本集團。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年九月十九日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

INTERIM RESULTS

The Directors of Galaxy Entertainment Group Limited (the "Company") announce the unaudited results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30 June 2008 as follows:

Financial Highlights:

- Revenue was HK$5,392 million, representing a decrease of HK$940 million over the corresponding period last year
- EBITDA was HK$356 million, representing a decrease of HK$381 million over the corresponding period last year
- Loss attributable to shareholders amounted to HK$7,432 million, representing an increase of HK$7,164 million over the corresponding period last year
- Material non-cash expenses include HK$8,166 million write-down made to the carrying value of the gaming licence, partly offset by the corresponding release of HK$944 million in deferred tax liability
- Strong balance sheet, cash and bank balances as at 30 June 2008 of HK$6,107 million

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30 June 2008 (2007: nil).

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT (Unaudited)
For The Six Months Ended 30 June 2008

	Note	2008 *HK$'000*	2007 *HK$'000*
Revenue	3	**5,391,849**	6,331,969
Cost of sales		**(4,833,180)**	(5,538,353)
Gross profit		**558,669**	793,616
Other income		**156,959**	185,139
Impairment of gaming licence	4	**(8,166,305)**	-
Administrative expenses		**(579,565)**	(412,080)
Other operating expenses		**(521,035)**	(510,096)
Operating (loss)/profit	5	**(8,551,277)**	56,579
Finance costs		**(7,461)**	(323,793)
Share of profits less losses of			
Jointly controlled entities		**28,138**	(918)
Associated companies		**(660)**	-
Loss before taxation		**(8,531,260)**	(268,132)
Taxation credit/(charge)	6	**940,457**	(11,684)
Loss for the period		**(7,590,803)**	(279,816)
Attributable to:			
Shareholders		**(7,432,119)**	(267,818)
Minority interests		**(158,684)**	(11,998)
		(7,590,803)	(279,816)
		HK cents	*HK cents*
Loss per share	7		
Basic		**(188.8)**	(8.1)
Diluted		**(188.8)**	(8.1)

CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
As at 30 June 2008

	Note	30 June 2008 HK$'000	31 December 2007 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**5,353,994**	4,731,187
Investment properties		**66,000**	62,500
Leasehold land and land use rights		**1,560,924**	1,580,777
Intangible assets	4	**5,865,203**	14,520,665
Jointly controlled entities		**780,391**	506,193
Associated companies		**70**	730
Derivative financial instruments		**13,444**	1,155
Other non-current assets		**533,778**	599,602
		14,173,804	22,002,809
Current assets			
Inventories		**95,404**	90,449
Debtors and prepayments	8	**1,441,510**	1,039,336
Amounts due from jointly controlled entities		**203,398**	339,168
Taxation recoverable		**1,494**	1,299
Other investments		**46,178**	57,768
Cash and bank balances		**6,106,707**	8,230,362
		7,894,691	9,758,382
Assets held for sale		**76,760**	-
		7,971,451	9,758,382
Total assets		**22,145,255**	31,761,191
EQUITY			
Share capital		**393,817**	393,564
Reserves		**10,632,940**	18,013,088
Shareholders' funds		**11,026,757**	18,406,652
Minority interests		**412,479**	531,791
Total equity		**11,439,236**	18,938,443
LIABILITIES			
Non-current liabilities			
Borrowings		**5,983,080**	6,010,571
Deferred taxation liabilities		**834,886**	1,781,500
Derivative financial instruments		**274,056**	477,531
Retentions payable		**104,574**	-
Provisions		**118,979**	135,622
		7,315,575	8,405,224
Current liabilities			
Creditors and accruals	9	**3,318,935**	3,901,630
Amount due to a jointly controlled entity		**2,207**	2,177
Current portion of borrowings		**50,627**	495,247
Taxation payable		**18,675**	18,470
		3,390,444	4,417,524
Total liabilities		**10,706,019**	12,822,748
Total equity and liabilities		**22,145,255**	31,761,191

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. Basis of preparation and accounting policies

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, non-current investments, financial assets and financial liabilities (including derivative financial instruments), which are carried at fair values and in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used and as described in the annual financial statements for the year ended 31 December 2007, except for those used in the assessment of impairment as disclosed in note 4.

In 2008, the Group adopted the following new interpretation which is relevant to its operations.

HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions

The Group has assessed the impact of the adoption of this new interpretation and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies and presentation of the financial statements.

2. Segment information

The Group is principally engaged in the operation in casino games of chance or games of other forms, provision of hospitality and related services, and the manufacture, sale and distribution of construction materials. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments, derivative financial instruments, taxation recoverable and cash and bank balances. Segment liabilities comprise mainly creditors, accruals and provisions and mainly exclude tax liabilities and borrowings. There are no sales or trading transaction between the business segments.

2. Segment information (Cont'd)

(a) Business segments

	Gaming and entertainment *HK$'000*	Construction materials *HK$'000*	Unallocated *HK$'000*	Total *HK$'000*
Six months ended 30 June 2008				
Revenue	**4,590,012**	**801,837**	**-**	**5,391,849**
Operating (loss)/profit *(Note)*	**(8,616,510)**	**54,283**	**10,950**	**(8,551,277)**
Finance costs				**(7,461)**
Share of profits less losses of				
Jointly controlled entities	**902**	**27,236**	**-**	**28,138**
Associated companies	**-**	**(660)**	**-**	**(660)**
Loss before taxation				**(8,531,260)**
Taxation credit				**940,457**
Loss for the period				**(7,590,803)**
Capital expenditure	**(772,842)**	**(10,245)**	**(1,032)**	**(784,119)**
Depreciation	**(130,239)**	**(32,183)**	**(1,713)**	**(164,135)**
Amortisation	**(518,358)**	**(20,861)**	**-**	**(539,219)**
Impairment of gaming licence	**(8,166,305)**	**-**	**-**	**(8,166,305)**
Write-down of inventories	**-**	**(804)**	**-**	**(804)**

(Note) Results of the gaming and entertainment division include pre-opening expenses of HK$24,377,000 incurred for the Galaxy mega resort.

2. Segment information (Cont'd)

(a) Business segments (Cont'd)

	Gaming and entertainment *HK$'000*	Construction materials *HK$'000*	Unallocated *HK$'000*	Total *HK$'000*
Six months ended 30 June 2007				
Revenue	5,603,639	728,330	-	6,331,969
Operating (loss)/profit *(Note)*	(69,022)	21,770	103,831	56,579
Finance costs				(323,793)
Share of profits less losses of jointly controlled entities	1,308	(2,226)	-	(918)
Loss before taxation				(268,132)
Taxation charge				(11,684)
Loss for the period				(279,816)
Capital expenditure	(584,047)	(4,602)	(574)	(589,223)
Depreciation	(113,308)	(41,387)	(1,039)	(155,734)
Amortisation	(515,351)	(21,909)	-	(537,260)
Impairment of property, plant and equipment	-	(9,793)	-	(9,793)
Write-down of inventories	-	(972)	-	(972)

(Note) Results of the gaming and entertainment division include pre-opening expenses of HK$9,865,000 incurred for the Galaxy mega resort.

2. Segment information (Cont'd)

(a) Business segments (Cont'd)

	Gaming and entertainment *HK$'000*	Construction materials *HK$'000*	Unallocated *HK$'000*	Total *HK$'000*
As at 30 June 2008				
Segment assets	**13,258,279**	**1,839,372**	**6,267,143**	**21,364,794**
Jointly controlled entities	**3,779**	**776,612**	**-**	**780,391**
Associated companies	**-**	**70**	**-**	**70**
Total assets				**22,145,255**
Segment liabilities	**2,793,975**	**654,470**	**7,257,574**	**10,706,019**
As at 31 December 2007				
Segment assets	20,593,125	1,855,623	8,805,520	31,254,268
Jointly controlled entities	(2,595)	508,788	-	506,193
Associated companies	-	730	-	730
Total assets				31,761,191
Segment liabilities	3,153,545	586,592	9,082,611	12,822,748

(b) Geographical segments

	Revenue *HK$'000*	Capital expenditure *HK$'000*	Total assets *HK$'000*
Six months ended 30 June 2008			**At 30 June 2008**
Macau	**4,726,553**	**772,896**	**19,283,117**
Hong Kong	**370,311**	**7,684**	**1,146,526**
Mainland China	**294,985**	**3,539**	**1,715,612**
	5,391,849	**784,119**	**22,145,255**
Six months ended 30 June 2007			**At 31 December 2007**
Macau	5,734,749	584,265	24,698,271
Hong Kong	322,779	3,274	5,694,789
Mainland China	274,441	1,684	1,368,131
	6,331,969	589,223	31,761,191

3. Revenue

Revenue comprises turnover from sale of construction materials, gaming operations and hotel operations.

	2008 *HK$'000*	2007 *HK$'000*
Sales of construction materials	**801,837**	728,330
Gaming operations		
Net gaming wins	**4,365,365**	5,427,040
Contributions *(Note)*	**55,736**	63,199
Tips received	**10,206**	19,094
Hotel operations		
Room rental	**74,444**	59,162
Food and beverages	**37,825**	18,450
Others	**46,436**	16,694
	5,391,849	6,331,969

(Note) In respect of the operations of certain city club casinos (the "Certain City Club Casinos"), the Group entered into certain agreements (the "Agreements") with third parties for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") up to June 2022.

Under the Agreements, certain service providers (the "Service Providers") undertake for the provision of a steady flow of customers to the Certain City Club Casinos and for procuring and/or introducing customers to these casinos. The Service Providers also agree to indemnify the Group against substantially all risks arising under the leases of the premises used by these casinos; and to guarantee payments to the Group of certain operating and administrative expenses. Revenue attributable to the Group is determined by reference to various rates on the net gaming wins after special gaming tax and funds to the Macau Government. The remaining net gaming wins and revenue from gaming operations less all the relevant operating and administrative expenses belong to the Service Providers.

After analysing the risks and rewards attributable to the Group, and the Service Providers under the Agreements, revenue from the Certain City Club Casinos is recognised based on the established rates for the net gaming wins, after deduction of special gaming taxes and funds to the Macau Government, which reflect the gross inflow of economic benefits to the Group. In addition, all relevant operating and administrative expenses relating to the operations of the Certain City Club Casinos are not recognised as expenses of the Group in the financial statements.

3. Revenue (Cont'd)

The revenue and expenses related to the gaming operations of the Certain City Club Casinos are summarised as follows:

	2008	2007
	HK$'000	*HK$'000*
Net gaming wins	**797,595**	1,053,968
Tips received and other income	**3,164**	6,817
Interest income	**2,255**	5,495
	803,014	1,066,280
Operating expenses		
Special gaming tax and funds to the Macau Government	**(318,721)**	(423,885)
Commission and allowances to promoters	**(301,373)**	(388,641)
Employee benefit expenses	**(114,091)**	(177,389)
Other operating expenses	**(47,110)**	(42,703)
	(781,295)	(1,032,618)
Contributions from gaming operations	**21,719**	33,662
Contributions from the Service Providers	**34,017**	29,537
Contributions attributable to the Group	**55,736**	63,199

4. Intangible assets

	Gaming licence HK$'000	Other intangible assets HK$'000	Total HK$'000
Six months ended 30 June 2008			
Net book value amount			
At 1 January 2008	**14,472,118**	**48,547**	**14,520,665**
Additions	**-**	**12,455**	**12,455**
Disposals	**-**	**(407)**	**(407)**
Amortisation	**(497,813)**	**(3,392)**	**(501,205)**
Impairment	**(8,166,305)**	**-**	**(8,166,305)**
At 30 June 2008	**5,808,000**	**57,203**	**5,865,203**
Six months ended 30 June 2007			
Net book value amount			
At 1 January 2007	15,470,478	50,008	15,520,486
Amortisation	(495,077)	(3,123)	(498,200)
At 30 June 2007	14,975,401	46,885	15,022,286

Gaming licence represents the fair value of licence acquired on the acquisition of Galaxy Casino, S.A. in 2005 and has been amortised on a straight line basis over the remaining term of the gaming licence which will expire in June 2022. Taking into account the presently available indicators and benchmarks, the Group performed an impairment assessment on the gaming licence which indicated an impairment as at 30 June 2008.

With reference to a valuation carried out by an independent professional valuer, American Appraisal China Limited, the carrying value of the gaming licence is written down by approximately HK$8 billion to the recoverable amount of HK$5.8 billion at 30 June 2008. The recoverable amount of the gaming licence has been determined based on its fair value less cost to sell which the Group considers to be higher than the value-in-use. It is calculated using the cash flow projections derived from the financial forecasts for the next three financial years in respect of a normal market participant and the cash flow projections beyond 3 years are extrapolated at a rate of 3% per annum with a discount rate of 12.5%. Other key assumptions for the fair value calculation relating to the estimated cash flows include market growth and gross margin which are estimated based on the gaming division's past performance and industry information.

Taking into account the corresponding release of approximately HK$1 billion in deferred tax liability, the net amount of write-down is approximately HK$7 billion.

5. Operating (loss)/profit

	2008 *HK$'000*	2007 *HK$'000*
Operating (loss)/profit is stated after crediting:		
Rental income	**2,040**	1,884
Interest income		
Bank deposits	**79,416**	106,021
Loan to jointly controlled entities	**5,969**	1,053
Deferred receivable	**268**	390
Administrative fees from gaming operations	**13,480**	14,507
Dividend income from unlisted investments	**6,117**	2,111
Dividend income from listed investments	**1,449**	-
Realised and unrealised gain on listed investments	**-**	38,550
Gain on deemed disposal of jointly controlled entities	**15,469**	-
Gain on disposal of a subsidiary	**8,247**	-
and after charging:		
Depreciation	**164,135**	155,734
Amortisation		
Gaming licence	**497,813**	495,077
Computer software	**3,392**	3,123
Overburden removal costs	**10,306**	7,646
Quarry site improvements	**7,201**	7,565
Quarry site development	**433**	2,668
Leasehold land and land use rights	**20,074**	21,181
Impairment of gaming licence	**8,166,305**	-
Impairment of property, plant and equipment	**-**	9,793
Write-down of inventories	**804**	972
Cost of inventories sold	**715,268**	677,398

6. Taxation (credit)/charge

	2008	2007
	HK$'000	*HK$'000*
Current taxation		
Hong Kong profits tax	**2,978**	10,752
Mainland China income tax	**2,605**	628
Macau complementary tax	**574**	1,714
Deferred taxation	**(946,614)**	(1,410)
Taxation (credit)/charge	**(940,457)**	11,684

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits for the period after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the areas in which those profits arose.

7. Loss per share

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$7,432,119,000 (2007: HK$267,818,000) and the weighted average of 3,936,383,043 shares (2007: 3,298,518,135 shares) in issue during the period.

The diluted loss per share for 2008 and 2007 equals to the basic loss per share since the exercise of the outstanding share options or conversion of convertible notes would not have a dilutive effect on the loss per share.

8. Debtors and prepayments

	30 June 2008	31 December 2007
	HK$'000	*HK$'000*
Trade debtors, net of provision	**655,285**	616,574
Other debtors	**667,352**	348,254
Amount due from an associated company	**10,186**	5,166
Prepayments	**63,369**	32,948
Current portion of finance lease receivable	**45,318**	36,394
	1,441,510	1,039,336

Trade debtors mainly arise from the sale of construction materials. The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and Macau and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

8. Debtors and prepayments (Cont'd)

The aging analysis of trade debtors of the Group based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	30 June 2008 *HK$'000*	31 December 2007 *HK$'000*
Within one month	**142,390**	160,066
Two to three months	**206,143**	178,714
Four to six months	**89,906**	118,994
Over six months	**216,846**	158,800
	655,285	616,574

9. Creditors and accruals

	30 June 2008 *HK$'000*	31 December 2007 *HK$'000*
Trade creditors	**949,800**	1,038,002
Other creditors	**717,478**	678,030
Chips issued	**913,643**	1,322,394
Loans from minority interests	**85,207**	89,672
Accrued operating expenses	**604,300**	765,649
Deposits received	**48,507**	7,883
	3,318,935	3,901,630

The aging analysis of trade creditors of the Group based on the invoice dates is as follows:

	30 June 2008 *HK$'000*	31 December 2007 *HK$'000*
Within one month	**504,084**	608,429
Two to three months	**67,882**	86,894
Four to six months	**22,560**	43,952
Over six months	**355,274**	298,727
	949,800	1,038,002

REVIEW OF OPERATIONS HALF YEAR 2008

The first half 2008 experienced a slowing global economy and continued financial market instability. At a local level, visa restrictions into Macau were introduced as part of broader measures to control the growth of the gaming industry.

Galaxy has also reviewed the carrying value of its gaming licence and announced that it has taken a one-off accounting adjustment, which relates to Galaxy's Macau gaming licence. This is a non-cash item and there will be no impact on the daily operational performance of the business. The Group wrote down approximately $8 billion to the carrying value of the gaming licence. Taking into account the corresponding release of approximately $1 billion in deferred tax liability, the net amount of the write-down was approximately $7 billion. The decision was made after an independent business valuation and review of presently available indicators.

The exercise will have a material and positive impact on the consolidated profit and loss statement of the Group in future years and significantly reduce the annual amortisation of the gaming licence by approximately $0.6 billion.

After adjusting for this one-off item, the underlying business remains influenced by several external factors. These include increased competition and gaming supply in Macau as well as natural disasters in Sichuan Province and Hebei Province.

In addition, the Macau Government made a policy statement in April to conduct a comprehensive review of gaming in Macau. The key points of this policy statement included:

- Not issuing any more gaming licenses in the foreseeable future
- Not accepting further land applications by gaming operators and land to be reclaimed in the future will not be used for gaming purposes
- Moratorium on applications for new tables and slot capacity at existing casinos until a full review is completed
- Introducing measures to regulate junket commissions
- Implementing a moratorium on application for "3rd party service agreement" and existing service agreements will be reviewed and may required to be amended

Galaxy welcomes this forward-looking policy statement and believes the proposed changes will be positive for the citizens of Macau, the gaming industry and Galaxy.

Galaxy remains focused on continuing to improve StarWorld and developing our Cotai project. This includes the announcement in early July of the introduction of a new Jumbo VIP facility at StarWorld and in May the signing of Banyan Tree to operate a luxury hotel / spa facility within the Galaxy Cotai project.

GROUP FINANCIAL RESULTS

Revenue and loss attributed to shareholders for the six months ended 30 June 2008 (the current period) were $5,392 million and a loss of $7,432 million respectively, as compared to revenue of $6,332 million and a loss of $268 million for the six months ended 30 June 2007, the corresponding period. The loss of $7,432 million was largely due to the one-time, non-cash write-down of approximately $7 billion in net amount.

The Group's revenue for the first quarter of 2008 was $2,719 million and for the second quarter was $2,673 million. StarWorld's revenue for the first quarter was $1,833 million, and for the second quarter was $1,675 million.

For the six months ended 30 June 2008, the Group's earnings before interest expense, taxation, depreciation and amortisation (EBITDA) was $356 million, compared to $737 million in the first half of 2007.

The Group's EBITDA for the first quarter of 2008 was $210 million and for the second quarter was $146 million. StarWorld's EBITDA for the first quarter was $183 million and for the second quarter was $112 million.

The Group's EBITDA margin for the six months was 6.6%.

The first half of 2008 has been a challenging period and financial results were primarily impacted by:

- Lower than anticipated gaming volumes as a result of increased competition
- Lower gaming hold at StarWorld
- Increased commissions to junkets

In response to the challenging business environment we are:

- Successfully implementing new revenue and cost initiatives at StarWorld and City Clubs
- Continuing to move forward with the development of Cotai which is on schedule to complete construction in mid 2009 with an opening in the third quarter
- Ensuring that Construction Materials continues to deliver solid results
- Maintaining significant cash and bank balances of $6.1 billion at 30 June 2008

The Group's accounting loss for the period was reported after:

- A net amount of approximately $7 billion one-off, non-cash write-down of the carrying value of the gaming licence
- Non-cash depreciation and amortisation charges of $703 million, including $498 million amortisation of the intangible asset arising from the acquisition of the Macau operation in 2005
- $7 million in net finance charges, after including a fair value gain of derivative under the convertible notes of $210 million

Set out below is the segmental analysis of the Group's operating results for the six months ended 30 June 2008.

	Gaming and Entertainment	Construction Materials	Corporate	2008	2007
	$'M	$'M	$'M	$'M	$'M
Revenue	4,590	802	-	5,392	6,332
Operating (loss)/profit	(8,616)	54	11	(8,551)	56
Share of profits less losses of jointly controlled entities and associated companies	1	26	-	27	1
Depreciation and amortisation	649	53	1	703	693
Non-recurring items	8,190	(25)	12	8,177	(13)
EBITDA (excluding non-recurring items)	224	108	24	356	737
Interest income allocation	22	7	(29)	-	-
EBITDA (excluding non-recurring items and after interest income allocation)	246	115	(5)	356	737

GAMING AND ENTERTAINMENT DIVISION

Overview of Macau Gaming Market

For the first six months of 2008 compared to the first six months of 2007 the overall gaming market in Macau grew by 54.6% from $36,868 million to $56,998 million.

The VIP segment grew by 62.3% or $15,236 million from $24,474 million to $39,710 million. The Mass Market also enjoyed healthy growth, growing by 34.6% from $10,862 million to $14,619 million. The Slot Market grew by an amazing 74.2% from $1,532 million to $2,669 million.

Visitor arrivals for the period recorded an 18.1% increase in growth or 2.3 million visitors from 12.6 million to 14.9 million.

Summary of Gaming Revenue and Visitor Arrivals:

	1st Half 2007 $'M / Headcount	**1st Half 2008 $'M / Headcount**	**Variance %**	**Variance $'M / Headcount**
Total Gaming Revenue	36,868	**56,998**	**54.6%**	**20,130**
VIP Baccarat	24,474	**39,710**	**62.3%**	**15,236**
Mass Gaming	10,862	**14,619**	**34.6%**	**3,757**
Slot Machines	1,532	**2,669**	**74.2%**	**1,137**
Visitor Arrivals	12,637,838	**14,925,604**	**18.1%**	**2,287,766**

StarWorld

Despite the increased competition in Macau, StarWorld has continued to produce creditable results. Total gaming revenue for the first half of 2008 was $3,344 million compared to $3,535 million in the first half of 2007 a decrease of 5.4%.

In the first half of 2008, StarWorld earned an EBITDA of $295 million, with an EBITDA margin of 8.4%.

Gaming results for StarWorld's three distinct gaming segments were as follows:

- VIP turnover increased by $4,088 million from $92,536 million to $96,624 million representing a 4.4% increase. The win rate was 2.7% which was on the low side but within the standard range for VIP Baccarat. VIP gaming revenue for the period was $2,582 million, compared to $2,628 million in the corresponding period.

- Mass table games revenue for the six months was $693 million. Table games drop was $4.7 billion with a win percentage of 14.7%. This compared to a slightly higher drop of $5 billion in the corresponding period and a significantly higher hold of 16.3% and revenue of $819 million. It should be noted that if you adjusted the hold rate to 16.3% for comparison purposes, reported revenue would have been $766 million.

- Slot machine revenue for the six month period was $69 million, win per unit per day was $1,000 and the average number of machines was 392.

StarWorld's non-gaming revenues for the half year were $159 million, the average room rate achieved for the period was $1,155 and StarWorld's average occupancy rate for the period was 81%.

Throughout the past six months at StarWorld, we have been actively working to reposition and upgrade StarWorld's product offering and customer appeal. These enhancements include: increased marketing into the Chinese mass market, upgrading a major VIP promoter, relocating the Jinmen premium play room to level 10, introducing a new poker room, establishing a sky casino on level 39 and fitting level three for the Jumbo VIP facility.

These enhancements are proving to be successful. The increased marketing into mainland China, specifically targeting the mass market, has resulted in an increased mass market drop every month this year-to-date. July produced the highest ever mass market drop on level one of StarWorld.

During the period, we significantly expanded the VIP facilities of a major VIP promoter, which has proved successful and is already delivering increased VIP turnover.

The Jinmen premium play room was relocated to level 10 which now provides four private gaming rooms in-addition to boutique gaming facilities for our more discerning guests.

We have launched an exclusive high-end sky casino that is located on level 39 of StarWorld.

One poker room was recently added to StarWorld and, in August, StarWorld hosted the Asian Poker Tournament with a USD $1.5 million prize pool.

The re-fitting of level 3 for the Jumbo VIP facility is nearly completed and is expected to open in late September 2008.

Galaxy Cotai Project

Galaxy Macau, our mega resort in Cotai, will redefine the gaming experience in Macau and set a new standard for hospitality in Asia.

Galaxy Macau, themed "Mystical Oasis", will be a distinctive resort and aimed at the discerning Asian consumers. At the heart of the development will be a unique casino in terms of architecture and surprising Asian features. This will include a retail boulevard presenting world renowned fashion and cosmetic brands, lush podium gardens, a wave pool, white sand beach, floating private villas and exclusive poolside cabanas. The white and gold façade towering over Cotai is distinctively designed to immediately capture visitor's attention.

Galaxy remains focused on the construction of area 1 of the Mega Resort project, which is scheduled for completion in 2009. This will have approximately 5 million sq. ft. of development across two towers, including three luxury hotels and a casino.

The hotel in tower one, a 5-star 1,500 room property, will be operated by Galaxy. Two additional hotels in the second tower will be managed by the Japanese luxury hotel group Okura and the world's leading resort brand, Banyan Tree, respectively. Both are due to open in late 2009.

Galaxy has a landbank in Cotai of an additional 10.2 million sq ft GFA for the development of areas 2, 3 and 4 of the mega resort. This ensures Galaxy has the flexibility to grow and expand as market opportunities present themselves.

Galaxy City Club Casinos

City Club casinos' total gaming revenues for the six months ended 30 June 2008 were $2.3 billion, of which $1.1 billion is recognised in Galaxy's statutory accounts due to the differing agreements with the City Club casinos' service providers.

Galaxy's City Club casinos have been operating in an increasing competitive gaming market. The older casinos of Macau, and particularly those casinos that were not purpose-built casinos, are most impacted by the increased competition.

We remind investors that Galaxy entered into the City Club agreements as a means to quickly capture market share, recruit and train staff and develop strategic long-term relationships with VIP promoters. This approach has proved to be successful and involved minimal risk to Galaxy.

As the market has evolved, and competition has increased, we have been actively managing operations and adjusting the business to current market conditions by driving operational efficiencies.

US GAAP Comparisons

In comparing Galaxy's Gaming and Entertainment Division's results to those of US corporations whose results are prepared under generally accepted accounting principles in the United States ("US GAAP"), it should be noted that gross gaming revenues, presented under US GAAP, are reduced by commissions and discount paid to players, to arrive at net gaming revenues. An adjusted EBITDA would then be calculated based on these reduced net gaming revenues, resulting in a significantly higher EBITDA margin than that calculated under Hong Kong accounting standards. Galaxy complies with Hong Kong accounting standards. If calculated under US GAAP, StarWorld's EBITDA margin would be approximately 15% for the first quarter, 11% for the second quarter and 13% for the first half of 2008.

Corporate Costs

During the six months, the Group incurred corporate costs of $132 million, offset by $76 million of interest income, reducing EBITDA by $56 million.

CONSTRUCTION MATERIALS DIVISION

The business achieved a strong performance during the period amid a challenging environment. Revenue and EBITDA rose by 10% and 12% respectively over the corresponding period last year. The strategic investments in slag and cement operations have provided a solid platform for future growth.

The demand for construction materials in Hong Kong remains robust. Continued cost reductions and improvement in operating efficiencies have provided a solid base for profit contribution. In Macau, construction projects have shown slower growth in recent months, following measures introduced to curb visitor numbers and slower approvals for development permits.

The ongoing austerity measures from the Central Government, together with increased competition and high raw material prices, have created a challenge for the market. This has resulted in reduced levels of activity in infrastructure, residential and commercial sectors. Regardless of this, our operations maintain their competitive edge and the investment strategy – to grow business in sectors with high barriers to entry and environmentally sustainable products – have been providing increased contributions to the division.

Our joint ventures for the manufacture and sale of ground granulated blast-furnace slag (GGBFS) continue to generate solid profits. GGBFS production is being expanded in Hebei and Jiansu Provinces. Together with investment opportunities in other key strategic locations under consideration, this will enable the division to capitalise on the growing market and expand capacity and distribution across the Mainland.

The cement joint ventures in Yunnan Province continue to perform well. The plant in Baoshan commenced production in January 2008 and now provides good profit contribution to the division. Construction work has commenced on a third cement plant in Shizong Qujing, Yunnan Province, and the plant is expected to commence operation in 2009. Central Government policies to develop the western region will continue to generate strong demand for cement.

First-half year's trading performance for the division has exceeded expectations. Further benefits from pricing, sales, cost control and overhead management are expected in the second-half year, together with seasonal improvements and increasing contributions from recent investments in slag and cement. The full-year outlook for the construction materials business remains positive.

GROUP OUTLOOK

Galaxy remains focused on continuing to improve operational efficiencies at StarWorld and at the City Club properties. The Group is also committed to further improving and enhancing the product offering within StarWorld to ensure that the facility remains highly competitive and a preferred property of choice, for visitors to Macau. Finally the Group is working extremely hard to ensure the successful opening of Galaxy's Project in Cotai in the third quarter of 2009.

LIQUIDITY AND FINANCIAL RESOURCES

The shareholders' funds as at 30 June 2008 was $11,027 million, a decrease of approximately 40% over that as at 31 December 2007 of $18,407 million while the Group's total assets employed decreased to $22,145 million as compared to $31,761 million as at 31 December 2007. The significant decrease was mainly due to the write-down of net amount of approximately $7 billion made to the carrying value of the gaming licence.

The Group continues to maintain a strong cash position. As at 30 June 2008, total cash and bank balances were $6,107 million as compared to $8,230 million as at 31 December 2007. The Group's total indebtedness was $6,034 million as at 30 June 2008 as compared to $6,506 million as at 31 December 2007. The Group was in net cash as at 30 June 2008 and 31 December 2007.

The total indebtedness of the Group mainly comprises bank loans, guaranteed notes, convertible notes and other obligations which are largely denominated in Hong Kong Dollar and United States Dollar. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollar, United States Dollar or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollar, United States Dollar or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has engaged in the use of cross currency swaps to reduce the Group's exposure in foreign currency fluctuations, which are considered necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Leasehold land with net book values of $219 million (31 December 2007: $222 million) and bank deposits of $52 million (31 December 2007: $50 million) have been pledged to secure banking facilities.

GUARANTEES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to $535 million (31 December 2007: $627 million), of which $157 million (31 December 2007: $307 million) have been utilised.

The Group has executed guarantees in favour of a bank in respect of facilities granted to an associated company amounting to $9 million (31 December 2007: $9 million). At 30 June 2008, facilities utilised amounted to $9 million (31 December 2007: $9 million).

DEALINGS IN LISTED SECURITIES

The Company has not redeemed any of its shares or listed debt securities during the six months ended 30 June 2008. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares or listed debt securities during the six months ended 30 June 2008.

REVIEW OF INTERIM RESULTS

The Group's interim results for the six months ended 30 June 2008 have been reviewed by the Audit Committee of the Company and by the Company's Auditor, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. The report on review of interim financial information by the Auditors will be included in the Interim Report 2008 to shareholders.

CORPORATE GOVERNANCE

Throughout the six months ended 30 June 2008, the Company has complied with the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except code provision A.4.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation in accordance with the Articles of Association of the Company and the Group is best served by not requiring the Chairman to retire by rotation as his continuity in office is of considerable benefit to and his leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company.

INTERIM REPORT 2008

The Interim Report 2008 of the Company containing all the information required by the Listing Rules will be published on the respective websites of Hong Kong Exchanges and Clearing Limited and the Company in due course.

CHANGES IN THE BOARD

Mr. Chan Kai Nang retired as an executive Director of the Company with effect from 1 May 2008 and Dr. Charles Cheung Wai Bun retired by rotation as an independent non-executive Director of the Company at the Annual General Meeting held on 19 June 2008. The Board extends its gratitude to Mr. Chan and Dr. Cheung for their valuable efforts and contributions to the Group during their terms of appointment.

The Board welcomes the appointment of Dr. Patrick Wong Lung Tak as an independent non-executive Director of the Company with effect from 20 August 2008 bringing substantial valuable experience to the Group.

DIRECTORS

As at the date of this announcement, the executive Directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive Directors of the Company are Mr. James Ross Ancell, Dr. William Yip Shue Lam and Dr. Patrick Wong Lung Tak.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 19 September 2008

Registered Office:
Room 1606, 16th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong

Website: www.galaxyentertainment.com

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

截至二零零八年六月三十日止六個月
之中期業績公佈

中期業績

銀河娛樂集團有限公司（「本公司」）之董事宣佈本公司及其附屬公司（統稱為「本集團」）截至二零零八年六月三十日止六個月之未經審核業績如下：

財務摘要

- 收益為53.92億港元，較去年同期減少9.4億港元
- EBITDA為3.56億港元，較去年同期減少3.81億港元
- 股東應佔虧損為74.32億港元，較去年同期增加71.64億港元
- 重大非現金支出包括博彩牌照的賬面值減值81.66億港元，部份被遞延稅項負債的相應撥回9.44億港元抵銷
- 財政穩健，於二零零八年六月三十日之現金和銀行結餘為61.07億港元

中期股息

董事會議決於截至二零零八年六月三十日止六個月不宣派任何中期股息（二零零七年：無）。

簡明綜合損益表（未經審核）
截至二零零八年六月三十日止六個月

	附註	二零零八年 *千港元*	二零零七年 *千港元*
收益	3	**5,391,849**	6,331,969
銷售成本		**(4,833,180)**	(5,538,353)
毛利		**558,669**	793,616
其他收入		**156,959**	185,139
博彩牌照減值	4	**(8,166,305)**	-
行政費用		**(579,565)**	(412,080)
其他營運費用		**(521,035)**	(510,096)
經營(虧損)/ 溢利	5	**(8,551,277)**	56,579
財務費用		**(7,461)**	(323,793)
應佔溢利減虧損			
共同控制實體		**28,138**	(918)
聯營公司		**(660)**	-
除稅前虧損		**(8,531,260)**	(268,132)
稅項計入/(扣除)	6	**940,457**	(11,684)
本期虧損		**(7,590,803)**	(279,816)
以下人士應佔：			
股東		**(7,432,119)**	(267,818)
少數股東權益		**(158,684)**	(11,998)
		(7,590,803)	(279,816)
		港仙	*港仙*
每股虧損	7		
基本		**(188.8)**	(8.1)
攤薄		**(188.8)**	(8.1)

簡明綜合資產負債表（未經審核）
於二零零八年六月三十日

	附註	二零零八年 六月三十日 *千港元*	二零零七年 十二月三十一日 *千港元*
資產			
非流動資產			
物業、機器及設備		**5,353,994**	4,731,187
投資物業		**66,000**	62,500
租賃土地和土地使用權		**1,560,924**	1,580,777
無形資產	4	**5,865,203**	14,520,665
共同控制實體		**780,391**	506,193
聯營公司		**70**	730
衍生金融工具		**13,444**	1,155
其他非流動資產		**533,778**	599,602
		14,173,804	22,002,809
流動資產			
存貨		**95,404**	90,449
應收賬款及預付款	8	**1,441,510**	1,039,336
應收共同控制實體款項		**203,398**	339,168
可收回稅項		**1,494**	1,299
其他投資		**46,178**	57,768
現金和銀行結餘		**6,106,707**	8,230,362
		7,894,691	9,758,382
持作待售資產		**76,760**	-
		7,971,451	9,758,382
總資產		**22,145,255**	31,761,191
權益			
股本		**393,817**	393,564
儲備		**10,632,940**	18,013,088
股東權益		**11,026,757**	18,406,652
少數股東權益		**412,479**	531,791
總權益		**11,439,236**	18,938,443
負債			
非流動負債			
借貸		**5,983,080**	6,010,571
遞延稅項負債		**834,886**	1,781,500
衍生金融工具		**274,056**	477,531
應付保留賬款		**104,574**	-
撥備		**118,979**	135,622
		7,315,575	8,405,224
流動負債			
應付賬款及應計費用	9	**3,318,935**	3,901,630
應付共同控制實體款項		**2,207**	2,177
借貸之現期部分		**50,627**	495,247
應付稅項		**18,675**	18,470
		3,390,444	4,417,524
負債總額		**10,706,019**	12,822,748
總權益及負債		**22,145,255**	31,761,191

1. 編製基準及會計政策

中期財務資料根據歷史成本法編制， 並對投資物業、非流動投資、財務資產及財務負債（包括衍生金融工具）按公平值列值之重估作出修訂，並符合香港會計師公會頒佈之香港會計準則第34號「中期財務報告」。

編製中期財務報表所用之會計政策及計算方法與截至二零零七年十二月三十一日止年度之財務報表所用者貫徹一致，於附註 4 中披露之減值檢測除外。

在二零零八年，本集團採納下列與其業務相關的新詮釋。

香港(國際財務報告詮釋委員會) – 詮釋第 11 號	財務準則第 2 號 – 集團及庫存股份交易

本集團已評估採納該等新詮釋後之影響，並認爲對本集團之業績、財務狀況或會計政策，均無任何重大改變。

2. 分部資料

本集團主要從事娛樂場幸運博彩或其他形式的博彩，提供酒店及有關服務以及建築材料製造、銷售及分銷業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部爲次要分部。分部資產主要包括物業、機器及設備、投資物業、租賃土地和土地使用權、無形資產、其他非流動資產、存貨、應收賬款及預付款，主要不包括投資、衍生金融工具、可收回稅項及現金和銀行結餘。分部負債主要包括應付賬款、應計費用及撥備，主要不包括稅項及借貸。而業務分部之間沒有任何銷售或貿易交易。

2. 分部資料（續）

(a) 業務分部資料

	博彩及娛樂	建築材料	未分配	總計
	千港元	*千港元*	*千港元*	*千港元*
截至二零零八年六月三十日止六個月				
收益	4,590,012	801,837	-	5,391,849
經營(虧損)/ 溢利 *（附註）*	(8,616,510)	54,283	10,950	(8,551,277)
財務費用				(7,461)
應佔溢利減虧損				
共同控制實體	902	27,236	-	28,138
聯營公司	-	(660)	-	(660)
除稅前虧損				(8,531,260)
稅項計入				940,457
本期虧損				(7,590,803)
資本開支	(772,842)	(10,245)	(1,032)	(784,119)
折舊	(130,239)	(32,183)	(1,713)	(164,135)
攤銷	(518,358)	(20,861)	-	(539,219)
博彩牌照減值	(8,166,305)	-	-	(8,166,305)
存貨減值	-	(804)	-	(804)

*（附註）*博彩及娛樂業務分部業績包括位於路氹之銀河渡假城之開辦前開支 24,377,000港元。

2. 分部資料（續）

(a) 業務分部資料（續）

	博彩及娛樂	建築材料	未分配	總計
	千港元	*千港元*	*千港元*	*千港元*
截至二零零七年六月三十日止六個月				
收益	5,603,639	728,330	-	6,331,969
經營(虧損)/ 溢利 *（附註）*	(69,022)	21,770	103,831	56,579
財務費用				(323,793)
應佔溢利減虧損				
共同控制實體	1,308	(2,226)	-	(918)
除稅前虧損				(268,132)
稅項扣除				(11,684)
本期虧損				(279,816)
資本開支	(584,047)	(4,602)	(574)	(589,223)
折舊	(113,308)	(41,387)	(1,039)	(155,734)
攤銷	(515,351)	(21,909)	-	(537,260)
物業、機器及設備減值	-	(9,793)	-	(9,793)
存貨減值	-	(972)	-	(972)

*（附註）*博彩及娛樂業務分部業績包括位於路氹之銀河渡假城之開辦前開支 9,865,000港元。

2. 分部資料（續）

(a) 業務分部資料（續）

	博彩及娛樂 *千港元*	建築材料 *千港元*	未分配 *千港元*	總計 *千港元*
於二零零八年六月三十日				
分部資產	**13,258,279**	**1,839,372**	**6,267,143**	**21,364,794**
共同控制實體	**3,779**	**776,612**	**-**	**780,391**
聯營公司	**-**	**70**	**-**	**70**
總資產				**22,145,255**
分部負債	**2,793,975**	**654,470**	**7,257,574**	**10,706,019**
於二零零七年十二月三十一日				
分部資產	20,593,125	1,855,623	8,805,520	31,254,268
共同控制實體	(2,595)	508,788	-	506,193
聯營公司	-	730	-	730
總資產				31,761,191
分部負債	3,153,545	586,592	9,082,611	12,822,748

(b) 地區分佈資料

	收益 *千港元*	資本開支 *千港元*	總資產 *千港元*
			於二零零八年
截至二零零八年六月三十日止六個月			六月三十日
澳門	**4,726,553**	**772,896**	**19,283,117**
香港	**370,311**	**7,684**	**1,146,526**
中國內地	**294,985**	**3,539**	**1,715,612**
	5,391,849	**784,119**	**22,145,255**
			於二零零七年
截至二零零七年六月三十日止六個月			十二月三十一日
澳門	5,734,749	584,265	24,698,271
香港	322,779	3,274	5,694,789
中國內地	274,441	1,684	1,368,131
	6,331,969	589,223	31,761,191

3. 收益

收益包括銷售建築材料，博彩業務及酒店業務的營業額。

	二零零八年 *千港元*	二零零七年 *千港元*
建築材料銷售	**801,837**	728,330
博彩經營業務		
博彩收益淨額	**4,365,365**	5,427,040
貢獻 *（附註）*	**55,736**	63,199
小費收入	**10,206**	19,094
酒店業務		
房間租金	**74,444**	59,162
食物及餐飲	**37,825**	18,450
其他	**46,436**	16,694
	5,391,849	6,331,969

（附註） 本集團就若干城市娛樂會娛樂場（「若干城市娛樂會娛樂場」）與第三方訂立若干協議（「協議」），協議年期相等於與澳門特別行政區政府（「澳門政府」）訂立的批給合同年期，直至二零二二年六月屆滿。

根據協議，若干服務供應商（「服務供應商」）已承諾爲若干城市娛樂會娛樂場提供穩定客源，並爲該等城市娛樂會娛樂場招攬或介紹客戶。此外，服務供應商亦同意就該等娛樂場所用物業訂立之租約產生之絕大部分風險向本集團提供彌償，並保證會向本集團支付若干營運及行政費用。本集團所得收益乃經依據博彩收益淨額按不同比率，扣除向澳門政府支付之特別博彩稅及基金後釐定。其餘博彩收益淨額及來自博彩業務之收益減所有有關的營運及行政費用之金額歸服務供應商所有。

本集團經分析有關協議下集團本身及服務供應商之風險及回報後，來自若干城市娛樂會娛樂場之收益按博彩收益淨額之既定比率經扣除向澳門政府支付之特別博彩稅及基金後予以確認，以反映本集團經濟利益之總流入。此外，若干城市娛樂會娛樂場營運有關之所有有關營運及行政開支，並無於財務報表內確認爲本集團開支。

3. 收益（續）

若干城市娛樂會娛樂場來自博彩經營業務的收支資料如下：

	二零零八年 *千港元*	二零零七年 *千港元*
博彩收益淨額	**797,595**	1,053,968
小費及其他收入	**3,164**	6,817
利息收入	**2,255**	5,495
	803,014	1,066,280
營運費用		
向澳門政府支付的特別博彩稅及基金	**(318,721)**	(423,885)
已付中介人的佣金及津貼	**(301,373)**	(388,641)
僱員福利	**(114,091)**	(177,389)
其他營運費用	**(47,110)**	(42,703)
	(781,295)	(1,032,618)
博彩經營業務的貢獻	**21,719**	33,662
服務供應商的貢獻	**34,017**	29,537
本集團應佔的貢獻	**55,736**	63,199

4. 無形資產

	博彩牌照 *千港元*	其他無形資產 *千港元*	總計 *千港元*
截至二零零八年六月三十日止六個月			
賬面淨值			
於二零零八年一月一日	**14,472,118**	**48,547**	**14,520,665**
增加	**-**	**12,455**	**12,455**
出售	**-**	**(407)**	**(407)**
攤銷	**(497,813)**	**(3,392)**	**(501,205)**
減值	**(8,166,305)**	**-**	**(8,166,305)**
於二零零八年六月三十日	**5,808,000**	**57,203**	**5,865,203**
截至二零零七年六月三十日止六個月			
賬面淨值			
於二零零七年一月一日	15,470,478	50,008	15,520,486
攤銷	(495,077)	(3,123)	(498,200)
於二零零七年六月三十日	14,975,401	46,885	15,022,286

博彩牌照乃於二零零五年收購銀河娛樂場股份有限公司時所獲之博彩牌照公平值，並按餘下的牌照有效期二零二二年六月以直線法攤銷。經考慮所有現有指標後，本集團就博彩牌照進行減值檢測，並顯示於二零零八年六月三十日出現減值。

經參考獨立專業估值師美國評值有限公司進行的估值，博彩牌照之賬面值於二零零八年六月三十日已減值約 80 億港元至可收回金額 58 億港元。博彩牌照之可收回金額乃根據其公平值減銷售成本釐定，而本集團認爲該金額高於其在用價值。該金額乃以一般市場參與者的身份就未來三個財政年度作出財務預測所得出之現金流量預測計算，而三年以後之現金流量預測以每年 3%增長及貼現率 12.5%推斷。其他計算有關預期現金流量公平值的主要假設包括以博彩業務過去的表現及行業資料爲基準之市場增長及毛利率。

計入遞延稅項負債的相應撥回 10 億港元後，減值淨額約爲 70 億港元。

5. 經營（虧損）／溢利

	二零零八年 *千港元*	二零零七年 *千港元*
經營(虧損)/溢利已計入：		
租金收入	**2,040**	1,884
利息收入		
銀行存款	**79,416**	106,021
借款予共同控制實體	**5,969**	1,053
遞延應收款	**268**	390
來自博彩業務之行政收入	**13,480**	14,507
非上市投資股息收入	**6,117**	2,111
上市投資股息收入	**1,449**	-
上市投資已變現及未變現收益	**-**	38,550
出售共同控制實際收益	**15,469**	-
出售附屬公司收益	**8,247**	-
及已扣除：		
折舊	**164,135**	155,734
攤銷		
博彩牌照	**497,813**	495,077
電腦軟件	**3,392**	3,123
清除表土費用	**10,306**	7,646
改善石礦場費用	**7,201**	7,565
發展石礦場費用	**433**	2,668
租賃土地和土地使用權	**20,074**	21,181
博彩牌照減值	**8,166,305**	-
物業、機器及設備減值	**-**	9,793
存貨減值	**804**	972
已售存貨成本	**715,268**	677,398

6. 稅項(計入)/扣除

	二零零八年 *千港元*	二零零七年 *千港元*
本期稅項		
香港利得稅	**2,978**	10,752
中國內地所得稅	**2,605**	628
澳門所得補充稅	**574**	1,714
遞延稅項	**(946,614)**	(1,410)
稅項(計入)/扣除	**(940,457)**	11,684

香港利得稅乃在抵銷承前結轉之可用稅項虧損後按照本期估計應課稅溢利依16.5%（二零零七年：17.5%）稅率提撥。香港以外地區稅項乃按有關地區之現行稅率就當地產生之應課稅溢利提撥。

7. 每股虧損

每股基本虧損乃根據股東應佔虧損7,432,119,000港元（二零零七年：267,818,000港元）及期內已發行股份之加權平均數3,936,383,043股（二零零七年：3,298,518,135股）計算。

二零零八年及二零零七年之每股攤薄虧損相等於每股基本虧損，因尚未行使認股權之行使或可換股票據的轉換並無對每股虧損造成攤薄影響。

8. 應收賬款及預付款

	二零零八年 六月三十日 *千港元*	二零零七年 十二月三十一日 *千港元*
業務應收賬款扣除撥備	**655,285**	616,574
其他應收款	**667,352**	348,254
應收聯營公司款項	**10,186**	5,166
預付款	**63,369**	32,948
應收融資租賃之現期部份	**45,318**	36,394
	1,441,510	1,039,336

業務應收賬款主要源自銷售建築材料。本集團根據當地行業之標準制定信貸政策。本集團給予香港及澳門客戶之信用期限一般介乎30天至60天，而給予中國內地客戶之信用期限一般則介乎120天至180天。此政策由管理層作定期檢討。

8. 應收賬款及預付款（續）

本集團之業務應收賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零八年 六月三十日 *千港元*	二零零七年 十二月三十一日 *千港元*
一個月內	**142,390**	160,066
二至三個月	**206,143**	178,714
四至六個月	**89,906**	118,994
六個月以上	**216,846**	158,800
	655,285	616,574

9. 應付賬款及應計費用

	二零零八年 六月三十日 *千港元*	二零零七年 十二月三十一日 *千港元*
業務應付賬款	**949,800**	1,038,002
其他應付款	**717,478**	678,030
已發出籌碼	**913,643**	1,322,394
少數股東貸款	**85,207**	89,672
營運應計費用	**604,300**	765,649
已收按金	**48,507**	7,883
	3,318,935	3,901,630

本集團之業務應付賬款依發票日期之賬齡分析如下：

	二零零八年 六月三十日 *千港元*	二零零七年 十二月三十一日 *千港元*
一個月內	**504,084**	608,429
二至三個月	**67,882**	86,894
四至六個月	**22,560**	43,952
六個月以上	**355,274**	298,727
	949,800	1,038,002

二零零八年上半年業務回顧

於二零零八年上半年，全球經濟放緩，金融市場持續不穩定。本地方面，內地收緊到澳門旅遊之自由行政策，作爲控制博彩業增長的部分進一步措施。

銀河已評定其博彩牌照的賬面值，並公佈已就銀河澳門的博彩牌照作出一次性會計調整。此乃非現金項目，並將不會影響業務的日常營運業績。本集團已將博彩牌照的賬面值作出約 80 億元減值，計入遞延稅項負債的相應撥回約 10 億元後，減值淨額約爲 70 億元。該決定乃本集團經進行獨立商業估值並審閱現有顯示的指標後所作出。

此項調整將對本集團未來年份的綜合損益表構成重大及有利的影響，並將大幅減低博彩牌照年度攤銷約 6 億元。

經該一次性調整後，相關業務仍受多項外在因素影響。該等因素包括澳門競爭日益劇烈及博彩產品供應增加，以及四川省及河北省發生天災。

此外，澳門政府於四月發出政策，就澳門的博彩業進行全面檢討。有關政策之要點包括：

- 在可見將來不會發出額外的博彩牌照
- 不接受博彩營運商進一步土地申請，而未來新填海土地亦不會作博彩用途
- 暫停批准現有娛樂場增加博彩桌及角子機數目的申請，直至全面檢討完成爲止
- 推出措施控制博彩中介人的佣金
- 暫停批准「三方服務合約」的申請，並將就現有的服務合約作出檢討及可能需要作出修訂

銀河歡迎這前瞻性的政策，並相信該等建議轉變將對澳門市民、博彩業及銀河產生正面影響。

銀河繼續致力提升星際酒店及發展其路氹項目，包括於七月初公佈在星際酒店推出全新超級大型貴賓廳設施，及於五月與悅榕控股有限公司（Banyan Tree Holdings Limited）就銀河路氹項目一間豪華酒店／水療設施之營運達成協議。

集團財務業績

截至二零零八年六月三十日止六個月（本期），收益及股東應佔虧損分別爲 53.92 億元及虧損 74.32 億元，而截至二零零七年六月三十日止六個月（去年同期）分別爲收益 63.32 億元及虧損 2.68 億元。虧損 74.32 億元主要由於一次性非現金減值淨額約 70 億元。

本集團二零零八年首季收益爲 27.19 億元，次季爲 26.73 億元。星際酒店首季收益爲 18.33 億元，次季爲 16.75 億元。

截至二零零八年六月三十日止六個月，集團除利息、稅項、折舊及攤銷前盈利（「EBITDA」）爲 3.56 億元，而去年同期則爲 7.37 億元。

本集團二零零八年首季 EBITDA 爲 2.1 億元，次季爲 1.46 億元。星際酒店首季 EBITDA 爲 1.83 億元，次季爲 1.12 億元。

本集團在全期六個月之 EBITDA 利潤率爲 6.6%。

二零零八年上半年期間充滿挑戰，而財務業績主要受以下影響：

- 競爭日益激烈，導致博彩投注額低於預期
- 星際酒店的博彩淨贏率下跌
- 支付予中介人之佣金增加

面對充滿挑戰的營運環境，我們已：

- 成功於星際酒店及城市娛樂會推行新設開源節流措施
- 繼續發展路氹項目，工程現正如期進行，並將於二零零九年年中落成及於第三季開業
- 確保建築材料分部繼續取得穩健業績
- 繼續持有充裕的現金，於二零零八年六月三十日之現金和銀行結餘爲 61 億元

本集團期內於扣除下列各項後錄得會計虧損：

- 博彩牌照賬面值一次性及非現金減值淨額約 70 億元
- 非現金之折舊及攤銷 7.03 億元，包括因二零零五年收購澳門業務而產生之無形資產攤銷 4.98 億元
- 財務費用 700 萬元，已計入可換股票據中之衍生部份公平值變動收益 2.1 億元

本集團截至二零零八年六月三十日止六個月之分部營運業績分析載列如下。

	博彩及娛樂 *百萬元*	建築材料 *百萬元*	中央 *百萬元*	二零零八年 *百萬元*	二零零七年 *百萬元*
收益	**4,590**	**802**	**—**	**5,392**	6,332
經營（虧損）／溢利	**(8,616)**	**54**	**11**	**(8,551)**	56
共同控制實體及聯營公司應佔溢利減虧損	**1**	**26**	**—**	**27**	1
折舊及攤銷	**649**	**53**	**1**	**703**	693
非經常項目	**8,190**	**(25)**	**12**	**8,177**	(13)
EBITDA（不包括非經常項目）	**224**	**108**	**24**	**356**	737
利息收入分配	**22**	**7**	**(29)**	**—**	—
EBITDA（不包括非經常項目及經利息收入分配後）	**246**	**115**	**(5)**	**356**	737

博彩及娛樂業務部門

澳門博彩市場概覽

澳門整體市場的博彩收益由二零零七年首六個月的 368.68 億元增加 54.6%至二零零八年首六個月的 569.98 億元。

貴賓廳博彩收益由 244.74 億元增加 152.36 億元至 397.1 億元，升幅 62.3%。中場博彩收益亦錄得健康增長，由 108.62 億元增加 34.6%至 146.19 億元。角子機市場增長驚人，博彩收益由 15.32 億元增加 74.2%至 26.69 億元。

期內入境旅客由 1,260 萬人次增加 230 萬人次至 1,490 萬人次，升幅 18.1%。

博彩收益及入境旅客概要：

	二零零七年上半年 百萬元／人次	二零零八年上半年 百萬元／人次	增長 百分比	增長 百萬元／人次
博彩收益總額	36,868	**56,998**	**54.6%**	**20,130**
貴賓廳百家樂	24,474	**39,710**	**62.3%**	**15,236**
中場	10,862	**14,619**	**34.6%**	**3,757**
角子機	1,532	**2,669**	**74.2%**	**1,137**
入境旅客	12,637,838	**14,925,604**	**18.1%**	**2,287,766**

星際酒店

雖然澳門的競爭日漸激烈，星際酒店仍繼續錄得可觀的業績。二零零八年上半年的博彩收益總額爲 33.44 億元，較二零零七年上半年的 35.35 億元下降 5.4%。

於二零零八年上半年，星際酒店的 EBITDA 爲 2.95 億元，EBITDA 利潤率爲 8.4%。

星際酒店博彩業務之三個不同分部之業績如下：

- 貴賓廳轉碼數由 925.36 億元增加 40.88 億元至 966.24 億元，升幅 4.4%。淨贏率爲 2.7%，雖然該淨贏率較低，但仍處於貴賓廳百家樂的標準水平之內。期內的貴賓廳博彩收益爲 25.82 億元，而去年同期的貴賓廳博彩收益則爲 26.28 億元。

- 於本期六個月內，中場博彩收益爲 6.93 億元。總投注額爲 47 億元，淨贏率爲 14.7%。去年同期總投注額則稍高爲 50 億元，而淨贏率及收益則顯著較高爲 16.3%及 8.19 億元。若把淨贏率調整至 16.3%作比較用途，本期錄得之收益將爲 7.66 億元。

- 於本期六個月內，角子機之博彩收益爲 6,900 萬元，每台角子機每日贏款平均爲 1,000 元，而角子機之平均數目則爲 392 台。

本期半年內星際酒店非博彩收益爲 1.59 億元，本期平均每日房租達 1,155 元，而本期六個月星際酒店平均入住率則爲 81%。

於過去六個月期間，我們積極爲星際酒店重新定位，並提升星際酒店提供的產品及其吸引顧客的能力。該等改革包括：加強對華人中場市場進行推廣、提升一個主要貴賓廳中介人、轉移金門尊尚會至十樓、開設一間撲克房、於三十九樓設立天際娛樂場及於三樓改建超級大型貴賓廳設施。

該等改革逐漸成功。在中國內地增加市場推廣，特別針對中場市場，到目前爲止，今年的中場投注額均錄得每月上升，而星際酒店一樓於七月份更錄得歷來最高的中場投注額。

於本期間，我們就一個主要的貴賓廳中介人的貴賓廳設施進行大型擴充工程，成績甚為理想，並開始錄得更高的貴賓廳轉碼數。

金門尊尚會已遷至十樓，目前為我們較專貴的客人提供四間私人博彩廳以及更高級之博彩設施。

我們亦在星際酒店三十九樓設立獨一無二的豪華天際娛樂場。

星際酒店近日新增一間撲克房，而星際酒店於八月舉辦亞洲撲克大賽，總獎金高達 150 萬美元。

三樓之大型貴賓廳設施的裝修工程已接近完工，預期於二零零八年九月底開放。

銀河路氹項目

位於路氹之銀河渡假城，將會重塑澳門博彩體驗及為亞洲的酒店業定下全新指標。

澳門銀河的主題為「神秘的綠州」，主要針對專貴的亞洲消費者，將會成為出眾的渡假城。位於該發展項目中心的娛樂場的建築風格獨一無二，其亞洲特色令人嘆為觀止。該項目將會包括銷售國際名牌時裝及化妝品品牌的購物大道、林蔭茂盛的庭院、人工波浪池、白沙海灘、水上私人別墅及獨一無二的池邊小屋。白色及金色的建築大樓聳立於路氹，必定使旅客矚目。

銀河繼續致力興建渡假城項目的第一期，預期將於二零零九年落成。兩座大樓將提供建築面積約 500 萬平方呎，包括三間豪華酒店及一間娛樂場。

第一座大樓的五星級酒店，設有 1,500 間房間，將由銀河自行經營。位於第二座大樓的另外兩間酒店將分別由日本豪華酒店集團 Okura 及世界頂級度假村品牌悅榕控股有限公司（Banyan Tree）管理，而預期兩者均於二零零九年底開業。

銀河於路氹亦擁有總建築面積 1,020 萬平方呎的土地儲備，用作發展渡假城第二、三、四期。這確保銀河具有充足的靈活性，可隨時抓緊市場機會，進行增長及擴充。

銀河之城市娛樂會娛樂場

截至二零零八年六月三十日止六個月，城市娛樂會娛樂場的博彩收益總額為23億元。由於根據與各城市娛樂會娛樂場服務供應商的不同安排而採取不同的會計處理方式，列入銀河的財務報表內之博彩收益為11億元。

銀河之城市娛樂會娛樂場面對競爭日益劇烈的博彩市場。澳門較為舊式的娛樂場，尤其是定位模糊的娛樂場，面對日益劇烈的競爭，受到的影響最為深遠。

我們僅請投資者注意，銀河訂立城市娛樂會協議旨在盡快爭取市場份額、聘請及培訓員工及與貴賓廳中介人建立策略性的長期關係。這策略已取得成功，並把銀河的風險減至最低。

隨著市場轉型，加上競爭日益劇烈，我們積極管理營運，並透過提高營運效率針對市況作出業務調整。

美國公認會計原則比較

在將銀河之博彩及娛樂業務部門之業績與該等根據美國公認會計原則（「美國公認會計原則」）編製其業績之美國公司比較時，應垂注，根據美國公認會計原則呈列之博彩收益總額，在扣除支付予博彩客之佣金及折扣後，將計算出博彩收益淨額。經調整之 EBITDA 利潤率乃根據該等經扣減後之博彩收益淨額計算，從而導致其遠較按照香港會計準則計算所得之 EBITDA 利潤率爲高。銀河乃遵循香港會計準則。倘根據美國公認會計原則計算，星際在首季之 EBITDA 利潤率約爲 15%，次季爲 11%，而二零零八年上半年全期則爲 13%。

企業支出

於本期六個月內，本集團之企業支出額爲 1.32 億元，經抵銷利息收入 7,600 萬元後，將 EBITDA 減低了 5,600 萬元。

建築材料業務部門

儘管面對極具挑戰性之市場環境，建築材料業務於期內取得強勁業績。營業額及 EBITDA 均分別較去年同期增加 10%及 12%。礦渣及水泥業務之策略性投資爲部門業績持續增長提供了強大之後盾。

香港市場對建築材料之需求穩定，而持續的節流及改善管運效率的措施則爲盈利貢獻提供了穩固的平臺。在澳門，由於實施了限制旅客人數之措施及減慢審批新發展的項目，建築材料需求的增長在近數個月出現放緩的跡象。

中央政府持續實施宏觀調控政策，加上市場競爭日益劇烈及原材料價格高企，令市場充滿挑戰，因而使基建、住宅及商業建設放緩。然而，本部門之業務致力保持其市場競爭優勢，增強競爭力，並維持發展高門檻業務及環保產品之投資策略，爲本部門提供更多的盈利貢獻。

本部門在內地組成從事生產及分銷礦渣微粉之合營公司，繼續爲本集團帶來良好之盈利貢獻。隨著礦渣微粉生產設施於河北省及江蘇省進一步擴充，加上正在考慮於其他主要策略性地區之投資機遇，本部門將擴展產能及銷售網絡，覆蓋整個中國市場，在這個增長市場中掌握優勢。

本部門於雲南省之水泥合營公司繼續表現良好，保山市廠房已於二零零八年一月投入生產，即爲本部門提供良好盈利貢獻。另第三家位於雲南省曲靖市師宗縣之水泥廠房亦正如期動工，預期於二零零九年開始投入生產。中央政府開發西部地區之政策將會繼續帶動該區對水泥之殷切需求。

本部門上半年之業務表現超出預期。期望在下半年之價格、銷售、成本控制能進一步改善，加上季節性增長及近期投資礦渣及水泥帶來之盈利貢獻日益增長，故維持全年之展望樂觀。

集團展望

銀河會繼續集中提升星際酒店及城市娛樂會的營運效率。本集團亦會致力進一步改善及革新星際酒店推出的產品，以確保該等設施維持高競爭力，足以成爲澳門遊客的首選娛樂場。最後，本集團亦會努力不懈，確保銀河位於路氹之項目可以於二零零九年第三季成功開業。

流動資金及財務資源

本集團於二零零八年六月三十日之股東權益爲 110.27 億元，較於二零零七年十二月三十一日之 184.07 億元減少約 40%。本集團於二零零八年六月三十日之總資產爲 221.45 億元，而於二零零七年十二月三十一日則爲 317.61 億元。大幅減少主要因爲博彩牌照的賬面值減值淨額約 70 億港元。

本集團之現金狀況繼續保持充裕。於二零零八年六月三十日之現金及銀行結餘總額爲 61.07 億元，於二零零七年十二月三十一日則爲 82.3 億元。於二零零八年六月三十日，本集團之總債務爲 60.34 億元，於二零零七年十二月三十一日則爲 65.06 億元。 本集團於二零零八年六月三十日及二零零七年十二月三十一日持有淨現金。

本集團之總債務主要包括銀行貸款、擔保票據、可換股票據及其他債務責任，大多以港元及美元爲單位。本集團密切監控借貸水平，以確保於債務到期日時能順利償還款項。

本集團之流動資金狀況繼續保持穩健，本集團深信可穩取充足資源以應付承擔、營運資金需要及未來資產收購所需。

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港元、美元或以營運附屬公司之當地貨幣爲主，故此，外匯風險維持在極低水平。本集團所有借貸以港元、美元或人民幣爲基礎，並在時機合適及認爲適當之情況下，利用外幣遠期合約對沖外匯風險。考慮到本集團之庫務管理業務之需要，本集團已使用貨幣掉期交易，藉此減低本集團之外匯波動風險。

集團資產之抵押

賬面淨值2.19億元（二零零七年十二月三十一日：2.22億元）之租賃土地及5,200萬元（二零零七年十二月三十一日：5,000萬元）之銀行存款已作爲銀行信貸之抵押。

擔保

本公司已就附屬公司獲授之信貸額向銀行作出爲數5.35億元(二零零七年十二月三十一日:6.27億元)擔保,其中1.57億元(二零零七年十二月三十一日:3.07億元)經已動用。

本集團已就一間聯營公司獲授之信貸額向銀行作出爲數900萬元(二零零七年十二月三十一日:900萬元)擔保。於二零零八年六月三十日,已動用信貸額爲900萬元(二零零七年十二月三十一日:900萬元)。

買賣上市證券

本公司於截至二零零八年六月三十日止之六個月內,並無贖回任何本公司之股份或上市債務證券。 本公司或其任何附屬公司於期內亦並無購入或出售任何本公司之股份或上市債券證券。

審閱中期業績

本集團截至二零零八年六月三十日止六個月之中期業績,已經由本公司審核委員會審閱,並由本公司核數師羅兵咸永道會計師事務所根據香港會計師公會頒佈之香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」審閱。核數師之中期財務資料的審閱報告將刊載於致股東的二零零八年中期報告內。

企業管治

截至二零零八年六月三十日止之六個月內,除守則條文第A.4.2條外,本公司已符合香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四內企業管治常規守則所載之守則條文。就守則條文第A.4.2條而言,鑑於其他董事根據本公司之細則輪席退任,而主席因對本集團分佈各地的業務有深遠知識,其所具備的領導才能及遠見是本公司的可貴資產,他的留任對本公司而言有莫大裨益,而他不須輪席退任實對本集團有利,因此董事會認爲,守則條文第A.4.2條的精神已得到體現。

二零零八年中期報告

載有上市規則所規定全部資料之本公司二零零八年中期報告將於稍後時間分別在香港交易及結算所有限公司及本公司網頁上登載。

董事會變動

陳啓能先生於二零零八年五月一日起退任爲本公司之執行董事,張惠彬博士於二零零八年六月十九日舉行之股東週年大會上輪席退任爲本公司之獨立非執行董事。董事會謹此就陳先生及張博士在任期間對本集團所作出之努力及寶貴貢獻致以衷心感謝。

董事會歡迎黃龍德博士於二零零八年八月二十日起獲委任爲本公司之獨立非執行董事,將其寶貴經驗貢獻予本集團。

董事會

於本公佈日期，本公司之執行董事為呂志和博士（主席）、呂耀東先生、徐應強先生及鄧呂慧瑜女士，本公司之非執行董事為鄭慕智博士、唐家達先生、Martin Clarke 博士及 Guido Paolo Gamucci 先生，以及本公司之獨立非執行董事為顏志宏先生、葉樹林博士及黃龍德博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年九月十九日

註冊辦事處：
香港中環
夏慤道10號
和記大廈16樓1606室

網址：www.galaxyentertainment.com

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 27)

UNUSUAL MOVEMENTS IN SHARE PRICE AND TRADING VOLUME

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Board of Directors (the "Board") of Galaxy Entertainment Group Limited (the "Company") notes the increases in price and trading volume of the Company's shares today and wishes to state that the Board is not aware of any reasons for such increases.

Save as disclosed in the Company's announcement dated 12 September 2008, the Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), neither is the Board aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the executive Directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive Directors of the Company are Mr. James Ross Ancell, Dr. William Yip Shue Lam and Dr. Patrick Wong Lung Tak.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 18 September 2008

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

股份價格及成交量不尋常波動

本公司現應香港聯合交易所有限公司(「聯交所」)的要求，發表聲明如下：

銀河娛樂集團有限公司(「本公司」)董事會(「董事會」)已知悉今天本公司的股份價格及成交量上升，茲聲明董事會並不知悉導致股份價格及成交量上升的任何原因。

除本公司日期爲二零零八年九月十二日之公佈所披露者外，董事會謹確認，目前並無任何有關收購或變賣的商談或協議爲根據聯交所證券上市規則(「上市規則」)第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜爲根據上市規則第13.09條所規定的一般責任而須予公開者。

上述聲明乃承本公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

於本聲明日期，本公司之執行董事爲呂志和博士(主席)、呂耀東先生、徐應強先生及鄧呂慧瑜女士，本公司之非執行董事爲鄭慕智博士、唐家達先生、Martin Clarke博士及Guido Paolo Gamucci先生，以及本公司之獨立非執行董事爲顏志宏先生、葉樹林博士及黃龍德博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年九月十八日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 27)

ANNOUNCEMENT

The Board wishes to announce certain information relating to the financial position of the Group to enable its shareholders, investors and the public to better appraise the position and business performance of the Group. As a result of an accounting exercise to reassess the Group's intangible assets, there may be a one-off non-cash write-down for accounting purposes. If made, the non-cash adjustment to the intangible assets is expected to have an adverse effect on the financial results of the Group for the six months ended 30 June 2008; and if the amount is substantial, the effect will be material. However, the Intangible Assets Adjustment, if made and if the amount is material, will have a material and positive impact on the Group's consolidated profit and loss statement in future years because over the remaining term of the Gaming Licence, the related annual amortisation will be significantly reduced.

Shareholders and investors are advised to exercise caution when dealing in the securities of the Company.

The Board of Directors (the "**Board**") of Galaxy Entertainment Group Limited (the "**Company**", together with its subsidiaries, the "**Group**") wishes to announce certain information relating to the financial position of the Group to enable its shareholders, investors and the public to better appraise the position and business performance of the Group.

CARRYING VALUE OF MACAU GAMING LICENCE

The Group acquired its Macau gaming business in July 2005 for a consideration of approximately HK$18.4 billion. The fair value of the net tangible assets and intangible assets so acquired, for accounting purposes, were then determined to be approximately HK$1.7 billion and HK$16.7 billion, respectively. The intangible assets, in value terms, were primarily attributed to the Concession - the gaming licence granted by the Macau Government

to operate games of chance in casinos in Macau (the "**Gaming Licence**"), and the right to acquire from the Macau Government a sizeable piece of land in Cotai, Macau (the "**Galaxy Cotai Site**"). However, in the absence of legal title documentation, the Galaxy Cotai Site could not be recorded at that time and, for accounting purposes, the full amount of the intangible assets acquired was deemed to be attributed to the Gaming Licence.

Since 2005, the Gaming Licence, which is the principal component of the Group's intangible assets, has been amortised on a straight-line basis at approximately HK$1 billion per annum over the remaining term of the Gaming Licence which will expire in June 2022. The carrying value of the Gaming Licence as at 31 December 2007 amounted to approximately HK$14.5 billion.

For the purpose of complying with Hong Kong Financial Reporting Standards, the Group assesses whether there are prevailing impairment indicators for the carrying value of all its assets, including intangible assets such as the Gaming Licence, from time to time to ensure that the recoverable amount is higher than the carrying value. There was a recent independent transaction in July 2008 which effectively involved the transfer of a Macau gaming licence. The implied value of the licence for that transaction is substantially lower than the present carrying value of the Gaming Licence. Taking into account the presently available indicators and benchmarks, the Company is undergoing an exercise to determine whether the recoverable amount of the Gaming Licence is lower than the carrying value. A valuation is presently being carried out by an independent professional business valuer on the Group's intangible assets, the results of which will be presented to the Board at the forthcoming meeting at which the Board shall make a final determination on the write-down of the intangible assets (the "**Intangible Assets Adjustment**").

The Intangible Assets Adjustment, if made, is of a one-off and non-cash nature, and is not a reflection of the operation capability of the Group. However, if the adjustment is substantial, it will have a material and positive impact on the consolidated profit and loss statement of the Group in the future years over the remaining term of the Gaming Licence because the annual amortisation of the Gaming Licence will be significantly reduced correspondingly.

In compliance with Hong Kong Financial Reporting Standards, the Intangible Assets Adjustment, if made, will be reflected in the consolidated profit and loss statement of the Group. Therefore, it is expected that the one-off non-cash Intangible Assets Adjustment, if made, will have an adverse effect on the financial results of the Group for the six months ended 30 June 2008 and for the current year ending 31 December 2008; and if the amount is substantial, the effect will be material.

In the event that the Intangible Assets Adjustment is made, there may be a negative impact on the distributable profits of the Company. In that case, the Board may, at an appropriate time, evaluate and consider a capital reorganisation by transferring part of the share premium reserve to the revenue reserve to maintain future dividend payment capability. Any such capital reorganisation will need to comply with all applicable statutory and regulatory requirements.

As the Group is still in the process of finalising its financial results for the six months ended 30 June 2008, the information contained in this announcement is based on a preliminary assessment by the Group only. Further details concerning the carrying value of the Gaming Licence will be included in the interim results announcement of the Group to be released on 19 September 2008.

Shareholders and investors are advised to exercise caution when dealing in the securities of the Company.

This announcement is made by the Company pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the executive Directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive Directors of the Company are Mr. James Ross Ancell, Dr. William Yip Shue Lam and Dr. Patrick Wong Lung Tak.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 12 September 2008

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號: 27）

公佈

董事會宣佈關於本集團財務狀況的若干資料，旨在使其股東、投資者及公眾人士能更有效地評估本集團的狀況及業務表現。本集團因會計處理之要求重新評定其無形資產，因此，在會計處理上，或會有一項一次性及非現金的減值。倘進行此項非現金的無形資產調整，預期將對本集團截至二零零八年六月三十日止六個月之業績構成不利影響；如調整之金額巨大，則影響將會重大。然而，如進行無形資產調整，以及如其金額巨大的話，則此項行動將對本集團在未來年份之綜合損益表產生重大及有利的影響，因博彩牌照於餘下可用年限內，每年之攤銷將大幅減少。

股東及投資者在買賣本公司證券時務請小心謹慎。

銀河娛樂集團有限公司（「**本公司**」，連同其附屬公司合稱「**本集團**」）之董事會（「**董事會**」）宣佈關於本集團財務狀況的若干資料，旨在使其股東、投資者及公眾人士能更有效地評估本集團的狀況及業務表現。

澳門博彩牌照之賬面值

本集團於二零零五年七月以約184億港元之代價購入其澳門博彩業務。在會計處理上，購入之有形資產及無形資產之公平淨值在當時被分別確定爲17億港元及

167億港元。該等無形資產在價值上主要包含博彩批給 — 由澳門政府發出可於澳門經營娛樂場幸運博彩業務的博彩牌照（「**博彩牌照**」），以及可向澳門政府購入一幅位於澳門路氹的大型地塊（「**銀河路氹地塊**」）的權利。由於當時尚未取得該地塊之法定產權文件，銀河路氹地塊便不能入賬，故在會計處理上，購入之無形資產全數被視爲博彩牌照。

自二零零五年起，佔本集團內無形資產的主要部份之博彩牌照價值，已按直線法在博彩牌照於二零二二年六月到期前之餘下可用年限內每年攤銷約10億港元。於二零零七年十二月三十一日，博彩牌照之賬面值約爲145億港元。

爲遵守香港財務報告準則，本集團不時就其所有資產（包括無形資產如博彩牌照）評定當時是否有顯示任何減值指標，以確保資產的可收回金額較其賬面值爲高。近期有一項於二零零八年七月進行的獨立交易，在實際上包含了轉讓其中一個澳門博彩的牌照。該交易內隱含的牌照價值遠較本集團博彩牌照現時之賬面值爲低。於考慮現有顯示的指標及標準後，本公司現正進行評估，以確定博彩牌照的可收回金額是否較其賬面值爲低。一個獨立專業之業務估值師正就本集團的無形資產進行估值，有關之結果將會在即將舉行的董事會會議上提呈董事會，並由董事會就無形資產之減值（「**無形資產調整**」）作出最後之決定。

此項無形資產調整（如進行）乃一次性及非現金性質，且並不反映本集團在營運上的能力。如調整之金額巨大，將對本集團之綜合損益表在博彩牌照的餘下可用年限內產生重大及有利的影響，因在作出調整後，博彩牌照每年之攤銷將相應地大幅減少。

爲遵守香港財務報告準則，無形資產調整（如進行）將在本集團之綜合損益表內反映。因此，預期此一次性及非現金的無形資產調整（如進行）將對本集團截至二零零八年六月三十日止六個月及截至二零零八年十二月三十一日止本年度之業績構成不利影響；如調整之金額巨大，則影響將會重大。

倘無形資產調整獲進行，則可能對本公司之可分派儲備構成不利影響。在此情況下，董事會或會在適當的時間下，評估及考慮一項將股份溢價賬之部份結餘轉至盈餘儲備的股本重整，以保持可在未來派發股息的能力。任何股本重整將須遵守所有適用的法例及監管的規定。

由於本集團仍正在落實編制其截至二零零八年六月三十日止六個月之業績，故本公佈所載之資料乃按照本集團之初步評估作出。有關博彩牌照之賬面值的進一步詳情將載於本集團將於二零零八年九月十九日發出的中期業績公佈內。

股東及投資者在買賣本公司證券時務請小心謹慎。

本公佈乃本公司根據香港聯合交易所有限公司證券上市規則第 13.09(1)條而刊發。

於本公佈日期，本公司的執行董事爲呂志和博士（主席）、呂耀東先生、徐應強先生及鄧呂慧瑜女士，本公司的非執行董事爲鄭慕智博士、唐家達先生、Martin Clarke 博士及 Guido Paolo Gamucci 先生，而本公司的獨立非執行董事爲顏志宏先生、葉樹林博士及黃龍德博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年九月十二日

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 27)

DATE OF BOARD MEETING

The Board of Directors ("Board") of Galaxy Entertainment Group Limited ("Company") hereby announces that a meeting of the Board of the Company will be held on Friday, 19 September 2008 for the purpose of, among other matters, approving the announcement of the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2008 for publication, considering the payment of an interim dividend or other distribution (if any) and transacting any other business.

As at the date of this announcement, the executive Directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive Directors of the Company are Mr. James Ross Ancell, Dr. William Yip Shue Lam and Dr. Patrick Wong Lung Tak.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 8 Septembr 2008

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

董事會會議召開日期

銀河娛樂集團有限公司（「本公司」）之董事會（「董事會」）謹此宣佈，本公司將於二零零八年九月十九日（星期五）舉行董事會會議，藉以（其中包括）批准刊發本公司及其附屬公司截至二零零八年六月三十日止六個月之未經審核中期業績公佈、考慮派發中期股息或其他分派（如有），以及處理任何其他事項。

於本公佈日期，本公司之執行董事為呂志和博士（主席）、呂耀東先生、徐應強先生及鄧呂慧瑜女士，本公司之非執行董事為鄭慕智博士、唐家達先生、Martin Clarke博士及Guido Paolo Gamucci先生，以及本公司之獨立非執行董事為顏志宏先生、葉樹林博士及黃龍德博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年九月八日

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

APPOINTMENTS TO THE BOARD, AUDIT COMMITTEE AND REMUNERATION COMMITTEE

The Board is pleased to announce that Dr. Patrick Wong Lung Tak, JP has been appointed an independent non-executive Director, a member of the Audit Committee and a member of the Remuneration Committee of the Company, all with effect from 20 August 2008. The Board is also pleased to announce that Mr. James Ross Ancell has been appointed the Chairman of the Audit Committee of the Company with effect from 20 August 2008.

The Board of Directors (the "Board") of Galaxy Entertainment Group Limited (the "Company") is pleased to announce that Dr. Patrick Wong Lung Tak, JP ("Dr. Wong") has been appointed an independent non-executive Director of the Company with effect from 20 August 2008. Dr. Wong has also been appointed a member of the Audit Committee and a member of the Remuneration Committee of the Company with effect from the same date.

Dr. Wong, aged 60, is a Certified Public Accountant (Practising) in Hong Kong and the Managing Practising Director of Wong Lam Leung & Kwok CPA Limited. He has over 30 years experience in the accountancy profession. Dr. Wong was accorded Doctor of Philosophy in Business in 2000, was awarded a Badge of Honour by the Queen of England in 1993 and was appointed a Justice of the Peace in 1998. He has been appointed Adjunct Professor, School of Accounting and Finance of the Hong Kong Polytechnic University since 2002. Dr. Wong participates in many types of community services and is holding posts in various organisations and committees in government and voluntary agencies.

Dr. Wong is presently an independent non-executive director of China Force Oil & Grains Industrial Holdings Co., Ltd., C C Land Holdings Limited and Water Oasis Group Limited, all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). He was an independent non-executive director of Anex International Holdings Limited (now known as Magnesium Resources Corporation of China Limited, a company listed on the Main Board of the Stock Exchange) from 21 June 1991 to 31 October 2005. Save as disclosed herein, Dr. Wong did not hold any directorship in any listed public companies in the past three years and does not hold any other positions with the Company or any of its subsidiaries.

Dr. Wong's service contract provides for a term of three years and he will be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association of the Company. The amount of emoluments payable to Dr. Wong comprises an annual Director's fee, an annual fee for acting as a member of the Audit Committee and an annual fee for acting as a member of the Remuneration Committee (which will be proposed by the Board for approval by the shareholders of the Company at the subsequent year's annual general meeting), and discretionary share options. The Director's fee, the fee for acting as a member of the Audit Committee and the fee for acting as a member of the Remuneration Committee payable to Dr. Wong for the year ending 31 December 2008 will be proposed by the Board for approval by the shareholders of the Company at the annual general meeting in 2009. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Dr. Wong does not have any relationship with any Director, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Dr. Wong has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong.

Save as disclosed herein, the Board is not aware of any other matters relating to Dr. Wong's appointment that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

The Board would like to extend its warm welcome to Dr. Wong on his appointment.

The Board is also pleased to announce that Mr. James Ross Ancell ("Mr. Ancell"), an independent non-executive Director and a member of the Audit Committee of the Company, has been appointed the Chairman of the Audit Committee of the Company with effect from 20 August 2008. The Board would like to congratulate Mr. Ancell on his appointment.

Reference is made to the announcement of the Company dated 19 June 2008. Following the appointments of Dr. Wong and Mr. Ancell, the Company is in compliance with Rule 3.10(1) and Rule 3.21 of the Listing Rules.

As at the date of this announcement, the executive Directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive Directors of the Company are Mr. James Ross Ancell, Dr. William Yip Shue Lam and Dr. Patrick Wong Lung Tak.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 20 August 2008

GALAXY ENTERTAINMENT GROUP LIMITED

銀 河 娛 樂 集 團 有 限 公 司

（於香港註冊成立之有限公司）

（股份代號：27）

董事會、審核委員會及薪酬委員會之委任

董事會欣然宣佈，黃龍德博士，太平紳士已於二零零八年八月二十日獲委任爲本公司之獨立非執行董事、審核委員會成員及薪酬委員會成員。董事會亦欣然宣佈，顏志宏先生已於二零零八年八月二十日獲委任爲本公司之審核委員會主席。

銀河娛樂集團有限公司（「本公司」）之董事會（「董事會」）欣然宣佈，黃龍德博士，太平紳士（「黃博士」）已於二零零八年八月二十日獲委任爲本公司之獨立非執行董事。黃博士亦已於同日獲委任爲本公司之審核委員會成員及薪酬委員會成員。

黃博士，現年 60 歲，乃香港執業會計師，並爲黃林梁郭會計師事務所有限公司之首席執業董事。彼於會計專業擁有逾三十年經驗。黃博士於二零零零年取得商業哲學博士學位，於一九九三年獲英女皇頒發榮譽獎章，並於一九九八年獲委任爲太平紳士。黃博士亦於二零零二年獲香港理工大學會計及金融學院委任爲兼任教授。黃博士參與多項社區服務，並於多個官方組織及委員會及志願機構擔任職務。

黃博士現爲中盛糧油工業控股有限公司、中渝置地控股有限公司及奧思集團有限公司之獨立非執行董事，該三間公司均於香港聯合交易所有限公司（「聯交所」）之主板上市。黃博士於一九九一年六月二十一日至二零零五年十月三十一日期間曾任安歷士國際控股有限公司（現稱爲中國鎂業資源集團有限公司，一間於聯交所主板上市之公司）之獨立非執行董事。除上文所披露者外，黃博士於過去三年內並無在其他上市公眾公司擔任任何董事職務或在本公司及其附屬公司出任任何職位。

黃博士訂有爲期三年之服務合約，彼須根據本公司組織章程細則於股東週年大會上輪席退任及重選留任。應付予黃博士之酬金包括將由董事會建議並經本公司股東於隨後一屆股東週年大會上批准每年度之董事袍金、每年度之審核委員會成員袍金及每年度之薪酬委員會成員袍金，以及酬情授出之認股權。黃博士截至二零零八年十二月三十一日止年度之董事袍金、審核委員會成員袍金及薪酬委員會成員袍金將由董事會建議並須經本公司股東於二零零九年股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之薪酬政策以及市場基準而釐定。

黃博士與本公司任何董事、高級管理人員或主要股東或控股股東概無任何關係。 於本公佈日期，黃博士並無持有根據香港法例第 571 章證券及期貨條例第 XV 部所指之本公司任何股份權益。

除上文所披露者外，董事會就黃博士之委任並無獲悉任何其他事宜需要股東留意，且並無任何須根據聯交所證券上市規則（「上市規則」）第 13.51(2)條第(h)至(v)段之規定予以披露之資料。

董事會對黃博士之委任謹致以熱切歡迎。

董事會亦欣然宣佈，顏志宏先生（現爲本公司之獨立非執行董事及審核委員會成員）已於二零零八年八月二十日獲委任爲本公司之審核委員會主席。董事會謹此恭賀顏志宏先生獲委任。

茲提述本公司日期爲二零零八年六月十九日之公佈，緊隨黃博士及顏志宏先生之委任後，本公司已遵守上市規則第3.10(1)條及第3.21條。

於本公佈日期，本公司之執行董事爲呂志和博士（主席）、呂耀東先生、徐應強先生及鄧呂慧瑜女士，本公司之非執行董事爲鄭慕智博士、唐家達先生、Martin Clarke 博士及 Guido Paolo Gamucci 先生，以及本公司之獨立非執行董事爲顏志宏先生、葉樹林博士及黃龍德博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年八月二十日

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

RETIREMENT OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board announces that Dr. Charles Cheung Wai Bun retired by rotation as an independent non-executive Director of the Company at the AGM held on 19 June 2008.

The Board of Directors (the "Board") of Galaxy Entertainment Group Limited (the "Company") announces that Dr. Charles Cheung Wai Bun ("Dr. Cheung") retired by rotation as an independent non-executive Director of the Company at its Annual General Meeting held on 19 June 2008 (the "AGM") pursuant to Article 106(A) of the Company's Articles of Association and did not offer himself for re-election as he wanted to reallocate his time for other business commitments. Immediately following Dr. Cheung's retirement, he ceased to be the chairman of the Audit Committee and a member of the Remuneration Committee of the Company.

Dr. Cheung has confirmed that he has no disagreement with the Board and is not aware of any matter in connection with his retirement that needs to be brought to the attention of the shareholders of the Company.

The Board would like to extend its gratitude to Dr. Cheung for his invaluable efforts and contributions to the Company during his term of appointment and offers its best wishes to him.

Following Dr. Cheung's retirement, the Company has two independent non-executive Directors, which falls below the minimum number required under Rule 3.10(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"); and the Audit Committee comprises two members, which falls below the minimum number required under Rule 3.21 of the Listing Rules. The Board expects to appoint sufficient numbers of appropriate independent non-executive Directors and Audit Committee members to meet the requirements under the Listing Rules within three months from 19 June 2008. Further announcement will be made by the Company in relation to such appointments in accordance with the Listing Rules requirements.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive directors of the Company are Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 19 June 2008

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

獨立非執行董事之退任

董事會宣佈，張惠彬博士於二零零八年六月十九日舉行之股東週年大會上輪席退任爲本公司之獨立非執行董事。

銀河娛樂集團有限公司（「本公司」）之董事會（「董事會」）宣佈，根據本公司章程細則第一百零六（甲）條，張惠彬博士（「張博士」）於二零零八年六月十九日舉行之股東週年大會（「股東週年大會」）上輪席退任爲本公司之獨立非執行董事，由於張博士希望重新分配時間於其他事務，故選擇不在大會上膺選連任。緊接張博士之退任後，彼不再出任本公司之審核委員會主席及薪酬委員會成員。

張博士確認，彼與董事會並無意見分歧，亦無任何與其退任有關而須知會本公司股東之事宜。

董事會謹此就張博士在任期間對本公司所作出之努力及寶貴貢獻表示衷心感謝，並致以誠摯的祝福。

於張博士退任後，本公司僅有兩名獨立非執行董事，並未符合香港聯合交易所有限公司證券上市規則（「上市規則」）第 3.10(1)條所規定獨立非執行董事人數之最低要求；而審核委員會則僅有兩名成員，亦未符合上市規則第 3.21 條所規定審核委員會人數之最低要求。董事會預期將於二零零八年六月十九日起三個月內委任足夠之合適人選出任獨立非執行董事及審核委員會成員，以符合上市規則之規定。本公司將根據上市規則之規定就有關委任再作公佈。

於本公佈日期，本公司之執行董事爲呂志和博士（主席）、呂耀東先生、徐應強先生及鄧呂慧瑜女士，本公司之非執行董事爲鄭慕智博士、唐家達先生、Martin Clarke 博士及 Guido Paolo Gamucci 先生，以及本公司之獨立非執行董事爲顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年六月十九日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT

The Board of Directors (the "Board") of Galaxy Entertainment Group Limited (the "Company" or "Galaxy") is pleased to announce certain selected unaudited key performance indicators of the Company and its subsidiaries (collectively the "Group") for the first quarter ended 31 March 2008 to enable its shareholders, investors and the public to better appraise the position and business performance of the Group.

Financial Highlights:

- Gross Group revenues of HK$2.72 billion (Q1 2007: HK$2.89 billion)
- Group EBITDA of HK$210 million (Q1 2007: HK$267 million)
- StarWorld gaming revenues up 26% quarter-on-quarter to HK$1.75 billion
- StarWorld VIP gaming revenues up 49% quarter-on-quarter to HK$1.4 billion
- StarWorld EBITDA of HK$183 million (Q1 2007: HK$179 million)
- City Clubs EBITDA of HK$3 million (Q1 2007: HK$76 million) impacted by increased competition
- Construction materials EBITDA of HK$45 million (Q1 2007: HK$38 million)

Operational Highlights:

- StarWorld occupancy rates well above market average
- Strengthen management team with the appointment of a senior gaming industry executive as Group CFO

Post Period-end Highlights:

- Partner with Banyan Tree to develop a luxury resort within the Galaxy mega resort
- Respond to the competitive market and increased Junket commissions, we reached an agreement with a leading operator to promote up to 100 new VIP tables in StarWorld

Galaxy's flagship property StarWorld Hotel reported another solid performance as compared to the same period last year, despite the increasingly competitive environment. Occupancy rates were well above the market average and core VIP gaming revenues rose 50% over the same period last year. This was in-line with expectations, and VIP now represents 70% plus of StarWorld's gaming revenues.

Selected unaudited key performance indicators for the first quarter ended 31 March 2008

Galaxy's unaudited gross revenues for the first quarter were HK$2,719 million.

Galaxy's unaudited consolidated earnings before interest, taxation, depreciation and amortization expense ("EBITDA") for the first quarter was HK$210 million.

These results included the operations of Galaxy's flagship hotel casino, StarWorld, Galaxy's four City Club casinos and its construction materials business.

StarWorld Results

StarWorld's unaudited revenues for the first quarter were HK$1,833 million. StarWorld's unaudited consolidated EBITDA for the first quarter was HK$183 million.

Gaming results for StarWorld's three distinct gaming segments were as follows:

- VIP gaming revenue for the quarter was HK$1,391 million. VIP turnover was HK$47.0 billion with a win percentage of 3.0%. Win per table per day for the first quarter averaged HK$221,000.

- Mass table games revenue for the quarter was HK$325 million. Table games drop was HK$2.2 billion with a win percentage of 14.8%. Win per table per day averaged over HK$28,300 for the first quarter and continues to improve and for April averaged over HK$35,700.

- Slot machine revenue for the quarter was HK$36 million. The slot machine win per unit per day for the first quarter averaged HK$855 across an average number of 470 slot machines.

We have reached an agreement with a major VIP Promoter to have up to 100 VIP tables in StarWorld. We expect to report further details in the near future.

We continue to enhance the Mass gaming offering at StarWorld with the recent addition of a high limit pit and a high limit slots area.

Non-Gaming Operations

Non-gaming revenues, consisting of room revenues from StarWorld's acclaimed "5 Star Diamond Hotel", food and beverage and other revenues were HK$78 million for the first quarter (Q1 2007: HK$42 million). StarWorld's average occupancy for the first quarter was over 80%. StarWorld Hotel's average daily cash room rate was HK$1,239.

Galaxy Mega Resort Update

We are making good progress with the construction of Galaxy mega resort and we are on schedule to open the first hotel tower and the casino in mid 2009 and the second hotel tower is scheduled to open late 2009.

On 15 May 2008, Galaxy announced an agreement for Banyan Tree Holdings Limited ("Banyan Tree"), a leading resort hotel brand in Asia, to develop and operate a luxury resort featuring 238 suites, 16 pool villas and its award winning spa resort in the second hotel tower of Galaxy mega resort.

Banyan Tree is a leading developer and operator of luxury spa resorts in Asia. With its strong heritage and its reputation for design innovation, service, exceptional accommodation and spa facilities, it is an ideal partner for Galaxy's mega resort.

City Clubs Business

Galaxy manages four City Club casinos in Macau. Galaxy is responsible for no or minimal capital expenditure or capital maintenance of the City Clubs' operations.

For the first quarter to 31 March 2008, City Club casinos' total gaming revenues were HK$1,138 million. Of this, HK$523 million was recognized in Galaxy's financial statements due to the differing accounting treatments of the various arrangements with each of the City Clubs.

For the first quarter, the City Club casinos contributed HK$3 million to Galaxy's EBITDA.

USGAAP Comparisons

In comparing our gaming and entertainment division's results to those of US corporations whose results are prepared under generally accepted accounting principles in the United States ("USGAAP"), it should be noted that gross gaming revenues, presented under USGAAP, are reduced by commissions and discounts paid to players, to arrive at net gaming revenues. An adjusted EBITDA margin would then be calculated based on these reduced net gaming revenues, resulting in a significantly higher EBITDA margin than that calculated under Hong Kong accounting standards. Galaxy complies with Hong Kong accounting standards. If calculated under USGAAP, StarWorld's EBITDA margin for the first quarter would be approximately 15%, as compared to Hong Kong GAAP which would give an EBITDA margin of 10%.

Corporate Costs

For the first quarter to 31 March 2008, Galaxy incurred net corporate costs of HK$65 million, offset by HK$44 million of interest income, reducing EBITDA for the quarter by HK$21 million.

Total interest expense for the quarter was HK$105 million of which HK$30 million was non-cash imputed interest expense on the US$240 million convertible notes issued in December 2006.

Construction Materials Business

Galaxy's construction materials business continued to perform well. For the first quarter, the construction materials division's unaudited revenues were HK$363 million and the division contributed HK$45 million to Galaxy's EBITDA.

Outlook

Galaxy remains positive about the outlook for the full year and beyond, as we leverage our local knowledge to attract customers from across the region and particularly Mainland China, and we continue to develop and evolve our brand and offering with new concepts and partners.

The Macau Government's recent announcement regarding local gaming industry regulation is very positive for the development of Macau and for our business, given the scale of our presence in the SAR. Significant new capacity has entered the market in recent months and, with visitations in the first quarter up 18% year-on-year, we see continued market expansion through the remainder of 2008 as the market absorbs this new capacity and we launch our exciting Jumbo VIP room with up to 100 tables in StarWorld.

We believe that the StarWorld expansion and VIP promoter agreement that we have reached will significantly increase Galaxy's EBITDA and Return On Investment. The scale of the agreement gives Galaxy and our partner the capacity to expand StarWorld's VIP offering in-line with demand.

Caution Statement

The Board wishes to remind shareholders and potential investors that the above financial data primarily relates only to a part of operations of the Group and is based on the Group's internal records and management accounts. The above financial data has not been reviewed or audited by independent auditors and is not a forecast of the performance of the gaming and entertainment division or of the Group as a whole. Shareholders and potential investors are cautioned not to unduly rely on such data and are advised to exercise caution when dealing in the shares of the Company.

As at the date of this announcement, the executive Directors of the Company are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors of the Company are Dr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive Directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 30 May 2008

GALAXY 銀河

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號: 27)

公佈

銀河娛樂集團有限公司(「本公司」或「銀河」)之董事會(「董事會」)欣然宣佈本公司及其附屬公司(統稱「集團」)於截至二零零八年三月三十一日止第一季的若干未經審核之主要業務表現指標，旨在使其股東、投資者及公眾人士能更有效地評估本集團的業務狀況及表現。

財務摘要如下：

- 集團總收益爲 27.2 億港元(二零零七年第一季：28.9 億港元)
- 集團 EBITDA 爲 2.1 億港元(二零零七年第一季：2.67 億港元)
- 星際酒店之博彩收益較去年同期上升 26% 至 17.5 億港元
- 星際酒店之貴賓廳博彩收益較去年同期上升 49% 至 14 億港元
- 星際酒店之 EBITDA 爲 1.83 億港元(二零零七年第一季：1.79 億港元)
- 受市場競爭加劇影響，城市娛樂會之 EBITDA 爲 300 萬港元(二零零七年第一季：7,600 萬港元)
- 建築材料業務之 EBITDA 爲 4,500 萬港元(二零零七年第一季：3,800 萬港元)

營運摘要如下：

- 星際酒店之客房出租率遠高於市場平均數
- 聘任博彩業資深行政人員爲集團財務總裁，藉以强化管理團隊

結算日後事項摘要如下：

- 與 Banyan Tree 合作在銀河度假城發展豪華度假村
- 因應市場競爭環境，以及中介人佣金的增加，集團已與一個具領導地位的貴賓廳中介人達成協議，在星際酒店增加最多 100 張貴賓博彩桌

銀河的旗艦物業星際酒店於競爭加劇下仍能保持理想表現。客房出租率遠高於市場平均數，核心業務貴賓廳博彩收益較去年同期上升 50%。星際酒店的表現乎合預期，貴賓廳業務現時佔其博彩收益超過70%。

截至二零零八年三月三十一日止第一季的若干未經審核主要業務表現指標

銀河於第一季的未經審核的總收益爲 27.19 億港元。

銀河於第一季的未經審核綜合除利息、稅項、折舊及攤銷前盈利（「EBITDA」）爲 2.1 億港元。

這期間的業績包括銀河之旗艦酒店及娛樂場 — 星際酒店、銀河四間城市娛樂會娛樂場及其建築材料業務。

星際酒店業績

星際酒店於第一季的未經審核的收益爲 18.33 億港元。於第一季的未經審核的 EBITDA 爲 1.83 億港元。

星際酒店博彩業務之三個不同分部之業績如下：

- 本季，貴賓廳博彩收益爲 13.91 億港元。貴賓廳轉碼數爲 470 億港元，淨贏率爲 3.0%。第一季之每張博彩桌之每日贏款平均爲 22.1 萬港元。
- 本季，中場博彩收益爲 3.25 億港元。總投注額爲 22 億港元，淨贏率爲 14.8%。第一季之每張博彩桌之每日贏款平均逾 2.83 萬港元，並持續改善及於四月平均逾 3.57 萬港元。
- 本季，角子機之博彩收益爲 3,600 萬港元。每台角子機於第一季之每日贏款平均爲 855 港元，角子機之平均數目則爲 470 台。

集團已與一個具領導地位的貴賓廳中介人達成協議，在星際酒店增加最多 100 張貴賓博彩桌。我們預計將於短期內公佈進一步之詳情。

我們不斷增強星際酒店之中場博彩產品，最近剛推出一個高注碼區及高注碼角子機範圍。

非博彩業務

第一季的非博彩收益爲 7,800 萬港元（二零零七年第一季：4,200 萬港元），包括來自星際酒店著名的「五星鑽石酒店」的客房收益、餐飲及其他收益。星際酒店於第一季的平均客房出租率高於 80%，而每日平均現金房租爲 1,239 港元。

銀河度假城進展

銀河度假城之建築進度良好，預計第一座酒店大樓及娛樂場將如期於二零零九年年中開幕，而第二座酒店大樓預計於二零零九年年底開幕。

於二零零八年五月十五日，集團公佈與亞洲頂級度假村品牌悅榕控股有限公司（Banyan Tree Holdings Limited）（「Banyan Tree」）達成協議，在澳門路氹的銀河度假城第二座酒店大樓發展及經營豪華休閒度假村，並將設有 238 間別具特色的豪華套房、16 間水上別墅以及屢獲殊榮的水療設施。

Banyan Tree 是亞洲首屈一指的頂級水療休閒度假村的發展及營辦商，其品牌歷史悠久，以融匯創新設計、優質服務、卓越水療及超高級的酒店設施而享負盛名，實在是銀河度假城的理想合作夥伴。

城市娛樂會業務

銀河現時於澳門經營四間城市娛樂會娛樂場。銀河不負責承擔或只須承擔最少的該等城市娛樂會營運的資本開支，或資本承擔。

截至二零零八年三月三十一日止第一季，城市娛樂會娛樂場的博彩收益總額爲 11.38 億港元。由於根據與各城市娛樂會的不同安排而採取不同的會計處理方式，故其中 5.23 億港元已列入銀河的財務報表中。

本季，城市娛樂會娛樂場爲銀河的 EBITDA 貢獻 300 萬港元。

美國公認會計原則比較

在將銀河的博彩及娛樂分部之業績與該等根據美國公認會計原則（「美國公認會計原則」）編製其業績的美國公司比較時，應垂注，根據美國公認會計原則呈列的博彩收益總額，在扣除支付予博彩客的佣金及折扣後，將計算出博彩收益淨額。經調整的EBITDA利潤率乃根據該等經扣減後的博彩收益淨額計算，從而導致其遠較按照香港會計準則計算所得的EBITDA利潤率爲高。銀河乃遵循香港會計準則。倘根據美國公認會計原則計算，星際酒店在本季之EBITDA利潤率約爲15%，而根據香港公認會計原則計算，EBITDA利潤率則爲10%。

企業支出

截至二零零八年三月三十一日止第一季，銀河的企業支出淨額爲 6,500 萬港元，利息收入 4,400 萬港元已抵銷部份支出，因此只有 2,100 萬港元之支出從 EBITDA 當中減除。

本季的利息開支總額爲 1.05 億港元，其中 3,000 萬港元爲於二零零六年十二月發行的 2.4 億美元可換股票據的非現金應歸利息開支。

建築材料業務

銀河的建築材料業務表現持續良好。本季，建築材料分部的未經審核收益爲 3.63 億港元，而該分部爲銀河的 EBITDA 貢獻 4,500 萬港元。

展望

集團對本年度及未來的展望維持樂觀，並將充份運用我們對本地市場的了解，以吸引不同地區，特別是中國內地的顧客。我們亦會不斷發展及建立本身的品牌、推出意念創新的產品，以及與實力雄厚的合作夥伴結盟。

澳門特區政府最近公佈關於博彩業的新規定對澳門的發展非常有利。以集團現時於澳門特區的發展規模，新規定亦對我們的業務發展有利。市場上的博彩設施於過去數月大量增加，而第一季旅客入境數目較去年同期上升18%。在市場逐步消化該等新博彩設施之同時，星際酒店將推出最多100張貴賓博彩桌之大型貴賓廳，我們相信市場將於二零零八年繼續增長。

集團相信星際酒店的擴展計劃及已達成的貴賓廳中介人協議將能大幅增加銀河之EBITDA及投資回報。透過該協議的規模，銀河及其合作夥伴能因應市場需求而增加貴賓廳博彩設施。

謹慎性陳述

董事會僅此提醒股東及潛在投資者，上述財務資料乃僅與本集團部分營運相關，並且根據本集團內部記錄及管理帳目編製。上述財務資料並未由獨立核數師審閱或審核，且並非爲對博彩及娛樂分部的表現或對本集團整體的表現作出預測。股東及潛在投資者應小心以免不恰當地依賴該等資料。本公司同時籲請股東及潛在投資者在買賣本公司股份時務須小心謹慎。

於本公佈日期，本公司的執行董事爲呂志和博士（主席）、呂耀東先生、徐應強先生及鄧呂慧瑜女士，本公司的非執行董事爲鄭慕智博士、唐家達先生、Martin Clarke博士及 Guido Paolo Gamucci先生，而本公司的獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零八年五月三十日

END